As filed with the Securities and Exchange Commission on January 31, 2007
Registration No. 333-138952

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Stewart & Stevenson LLC
(to be converted under Delaware law to a corporation and renamed Stewart & Stevenson Inc.)
(Exact name of registrant as specified in its charter)

Delaware	1389	20-3974034
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

1000 Louisiana St.
Suite 5900
Houston, TX 77002
(713) 751-2700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jeffery W. Merecka
Chief Financial Officer
1000 Louisiana St.
Suite 5900
Houston, TX 77002
(713) 751-2700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

William F. Henze, Esq. Jones Day 222 East 41st Street New York, NY 10017 (212) 326-3939	Stephan J. Feder, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated January 31, 2007

PROSPECTUS

           Shares

Stewart & Stevenson Inc.

Common Stock

This is an initial public offering of shares of our Common Stock. We are offering           shares of our Common Stock and the selling stockholders identified in this prospectus are selling an additional           shares of Common Stock. We will not receive any of the proceeds from the sale of shares by the selling stockholders. We currently conduct our operations through Stewart & Stevenson LLC. Prior to the consummation of this offering, we will convert under Delaware law to a corporation and change our name to Stewart & Stevenson Inc.

Prior to the offering, there has been no public market for our Common Stock. It is currently estimated that the initial public offering price per share of our Common Stock will be between $      and $     . We intend to apply to have our Common Stock approved for listing on the New York Stock Exchange under the symbol “     .”

Investing in our Common Stock involves risks. See “Risk Factors” beginning on page 11.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to Stewart & Stevenson Inc., before expenses	$	$

Proceeds to selling stockholders, before expenses	$	$

The selling stockholders have granted the underwriters an option for a period of 30 days to purchase up to an additional           shares of Common Stock. We will not receive any of the proceeds from the sale of additional shares of Common Stock by the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of Common Stock to purchasers on          , 2007.

JPMorgan	Merrill Lynch & Co.

UBS Investment Bank	Wachovia Securities

          , 2007

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock.

No action is being taken in any jurisdiction outside the United States to permit a public offering of the Common Stock or possession or distribution of this prospectus in that jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restrictions as to this offering and the distribution of this prospectus applicable to those jurisdictions.

Prospectus Summary

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before investing in our common stock. You should read this prospectus in its entirety before making an investment decision.

Stewart & Stevenson LLC was formed for the purpose of acquiring from Stewart & Stevenson Services, Inc. and its affiliates substantially all of their equipment, aftermarket parts and service and rental businesses that primarily serve the oil and gas industry. This acquisition was consummated on January 23, 2006. Except as otherwise expressly noted, when we refer to financial and other information about us on a historical basis, that information reflects the operations we acquired from Stewart & Stevenson Services, Inc. prior to such acquisition. We are currently operating as a Delaware limited liability company and, prior to the consummation of this offering, we will convert under Delaware law into a corporation and will change our name to Stewart & Stevenson Inc.

Unless otherwise indicated or the context otherwise requires, the terms “we,” “our” and “us” refer to Stewart & Stevenson Inc. and its subsidiaries. Our fiscal year begins on February 1 of the year stated and ends on January 31 of the following year. For example, “Fiscal 2006” commenced on February 1, 2006 and will end on January 31, 2007. We report results on the fiscal quarter method with each quarter comprising approximately 13 weeks. The third quarter of Fiscal 2006 commenced on August 6, 2006 and ended on November 4, 2006.

Our Company

We are a leading designer, manufacturer and marketer of specialized equipment and provide aftermarket parts and service to the oil and gas and other industries that we have served for over 100 years. Our diversified product lines include equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems as well as engines, transmissions and material handling equipment. We have a substantial installed base of equipment which provides us with significant opportunities for recurring, higher-margin aftermarket parts and service revenues. We also provide rental equipment to our customers.

We believe that our proven track record has allowed us to capitalize on the increasing demand for products and services in the markets we serve. That demand has been driven primarily by capital spending in the oil and gas industry, which accounted for an estimated 70% of our equipment revenues and an estimated 60% of our total revenues in each of Fiscal 2005 and the first nine months of Fiscal 2006. Our extensive and diverse customer base includes many of the world’s leading oilfield service companies such as Schlumberger Ltd., Weatherford International Ltd. and BJ Services Company, as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries. Our top ten customers by revenue over the last three fiscal years have been purchasing our products for over ten years.

We have experienced significant growth in recent years, primarily as a result of increasing demand for our products and services as well as the initiatives that we have taken to streamline our manufacturing processes and focus our efforts on higher margin opportunities. As of November 4, 2006, our equipment order backlog was $560.4 million compared to $199.0 million as of October 29, 2005, an increase of 182%. In the first nine months of Fiscal 2006, we generated revenues of $694.1 million, operating profit of $44.8 million and EBITDA of $57.9 million, compared with revenues of $500.5 million, operating profit of $18.9 million and EBITDA of $29.9 million in the first nine months of Fiscal 2005, representing increases of 39%, 137% and 94%, respectively. For a definition of EBITDA and a reconciliation of EBITDA to net earnings from continuing operations, see “Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial Information and Other Data.”

Our Business

We operate our business through the following three operating segments:

Equipment (Representing 60% of Revenues in the First Nine Months of Fiscal 2006). We design, manufacture and market equipment for oilfield service providers, drilling and workover contractors and major U.S. and international oil companies that require integrated and customized product solutions. We provide equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems. We sell engines, transmissions and material handling equipment for well servicing, workover, drilling, pumping and other applications for a wide range of other industries. A substantial portion of our engineered products incorporates components provided by key independent original equipment manufacturers, or OEMs, with whom we have longstanding relationships. These important relationships generally enable us to sell their products globally as components of our engineered equipment and, in specified territories, as stand-alone products. We have been the only factory-authorized provider of a substantial portion of the stand-alone products of our seven key OEMs in these territories, which principally cover major oil and gas fields in the United States. These relationships have been in place for an average of approximately 40 years. For Fiscal 2005 and the first nine months of Fiscal 2006, approximately 55% and 45% of our equipment revenues were derived from engineered products and stand-alone products, respectively.

Aftermarket Parts and Service (Representing 37% of Revenues in the First Nine Months of Fiscal 2006). We provide aftermarket parts and service for products manufactured by us, our seven key OEMs and other manufacturers. Our aftermarket parts and service customers are engaged in the oil and gas, power generation, marine, mining, construction, commercial vehicle and material handling industries as well as in other industries. For a substantial portion of our product offerings from our seven key OEMs, we have been the only factory-authorized parts and service provider for specified territories. Through our 42 customer support facilities, approximately 700 highly trained service technicians and approximately 500 service bays in the United States and abroad, we provide in-house and on-site servicing to our customers at close proximity to their operational locations. Additionally, we provide aftermarket parts through our network of approximately 162 authorized dealers. Our arrangements with our seven key OEMs generated approximately 70% of our aftermarket parts and service revenues in the first nine months of Fiscal 2006.

Rental (Representing 3% of Revenues in the First Nine Months of Fiscal 2006). Our rental equipment consists primarily of generators, material handling equipment and air compressors. At November 4, 2006, our rental fleet was comprised of over 1,300 units and served a wide range of end markets, principally on a short-term basis, as a complementary solution to equipment sales. The useful life of our rental equipment averages approximately five years and we generally recover our investment cost in approximately three years, thus providing an attractive return on investment.

Our Strengths

We believe our operations benefit from a number of competitive strengths, including the following:

Strong Brand Recognition. We believe that the “Stewart & Stevenson” brand has long been recognized in the oil and gas industry as well as in other industries we serve and identified with high-quality products, innovative solutions and dependable service. We believe that this brand recognition represents a significant competitive advantage domestically and internationally.

Leading Provider of Oilfield Services Equipment. We are the second largest oilfield services unit manufacturer worldwide and have been for a number of years according to Spears & Associates, Inc., an independent market research and consulting firm. We believe this successful record is the result of continually providing high-quality, technically-advanced products using state-of-the-art components, processes and techniques. We believe that, as a result of this platform, we are able to achieve substantial growth in our equipment segment during periods of high capital investment in oilfield services while maintaining steady growth in our aftermarket parts and service segment during periods of slower capital investment.

Experienced Provider of Integrated Solutions. Our product lines include integrated, site-ready solutions, which can incorporate a variety of components into a single system, for a wide range of oilfield services and support applications. We believe that our engineered product offerings are distinguished by technical specifications and product performance and are enhanced by our aftermarket service and support. We pursue a partnering-based approach with our customers, in which our engineering and development teams work closely to ensure our standard products are tailored to meet specific customer requirements.

Extensive High-Margin Aftermarket Business. We are committed to providing our customers with high-quality parts and service throughout the lifecycle of our products. We provide in-house and on-site services through our 42 customer service facilities. Our extensive and growing aftermarket parts and service business typically generates higher margins than our equipment business.

Strong Engineering and Technical Expertise. We have highly trained and experienced mechanical, electrical, electronic, industrial and software engineers and support personnel. Our engineering group has core competencies in product applications and support systems, sophisticated hydraulics and controls, large welded structures, low to high voltage electrical power generation and switchgear, engine-driven machine design, specialty vehicle design and electrical instrumentation, controls and software driven control packages.

Established, Diversified Customer Base. We have strong, long-standing relationships with many of our top customers. We maintain a broad customer base of more than 2,000 customers including leading oil and gas service companies, drilling contractors, integrated oil companies and national oil companies, as well as customers in the power generation, marine, mining, construction, commercial vehicles and material handling industries. In Fiscal 2005, no single customer accounted for more than 8% of our total revenues, and our top 10 customers, which include domestic and international businesses, collectively represented approximately 25% of our total revenues.

Highly Experienced Management Team. Our senior management team has an average of more than twenty years of industry experience. In addition, our chairman and majority equity holder has extensive global experience in the energy industry and diversified areas of manufacturing, marketing, finance, international trade and international economic cooperation. Our board of directors includes individuals who are prominently recognized for their distinguished accomplishments in the United States and abroad and who we believe provide us with an uncommon strategic resource and competitive advantage.

Our Strategy

We believe implementing the following strategic initiatives, established by our management team and led by our chairman of the board, will enable us to leverage our globally-recognized brand name and take advantage of significant demand for our well-known products across the global marketplace.

Leverage the Stewart & Stevenson Brand Name. We believe our brand name enjoys significant domestic and international recognition in the oil and gas industry and reflects our reputation for quality products, innovative solutions and dependable service. We intend to maximize the benefits of this recognition by prominently featuring the brand name in our sales and marketing efforts for our core value-added equipment sales and aftermarket parts and service businesses and strengthening the brand further by pursuing technological innovations. We believe that our brand name recognition will enhance our opportunities as we seek to cross-sell and diversify our product lines and expand our international operations.

Grow Our Position As a Market Leader. We believe our ability to tailor products to the specific needs of our customers combined with our comprehensive aftermarket capabilities and broad geographic reach positions us as the primary provider for a broad range of our customers’ needs. We believe the benefits of our cost effectiveness programs combined with our continuing service to industries outside of the oil and gas industry, all of which stand to be major beneficiaries in the event the energy industry enters a period of price stabilization, will serve as positive factors to support our ability to maintain growth.

Improve Productivity and Competitiveness. We intend to enhance our productivity and strengthen our competitiveness by expanding our engineering team and technical expertise to further improve our manufacturing capabilities. We are standardizing the design and manufacture of many of our products so they can be manufactured on an assembly flow-line, which allows us to produce them utilizing less manufacturing resources on a more cost-efficient basis. We are also streamlining our operations by consolidating our aftermarket parts and service organization as well as our manufacturing operations.

Expand Our Global Platform. We believe that our expanding product range and geographic infrastructure, combined with the extensive global knowledge and experience of our management team and board of directors, provide us with a strong foundation for international growth. In addition, many of our long-term customers in domestic markets are also active in international markets, which we believe will benefit us as we expand our international operations. We believe that, even in the event of commodity price adjustments, globalization and interdependence of the growing world economy will, for the foreseeable future, result in the continuation of current capital expenditure programs in the energy industry. We believe we can expand our international market share and generate a higher percentage of our total revenue from major energy producing regions.

Selectively Pursue Growth Opportunities. We intend to selectively seek strategic growth opportunities organically as well as through acquisitions, joint ventures, geographic expansion and the development of additional manufacturing capacity. We intend to pursue a targeted and disciplined acquisition strategy, focused on enhancing our earnings and cash flows, diversifying our supply chain, adding complementary product offerings, expanding our geographic footprint, improving production efficiency and growing our customer base.

Continue to Develop an Exemplary Workforce. We believe we have a highly trained and experienced workforce. We are dedicated to providing extensive training, education and career development programs to all employees, including our senior management team. We are committed to continuing to attract and retain high quality and experienced personnel.

Industry Overview

We believe we are well positioned to capitalize on favorable industry conditions in the markets we serve, including the oil and gas industry as well as other industries in which our customers operate.

Increasing Capital Spending in the Oil and Gas Industry. Growing worldwide demand for energy has resulted in significantly increased capital expenditures by oil and gas producers. According to Spears & Associates, Inc., annual worldwide drilling and completion expenditures have increased from $64 billion in 2000 to $158 billion in 2005, representing a compound annual growth rate of 20%, and are projected to increase at a compound annual growth rate of 16% through 2010, reaching $294 billion by 2010.

Increasing Demand for Natural Gas in the United States. The majority of our international revenues is derived from oil and gas customers engaged in the exploration and production of crude oil, while most of our domestic oil and gas related revenues are derived from customers engaged in the exploration and production of natural gas. According to the Energy Information Administration, or EIA, U.S. demand for natural gas has increased 28% since 1985 and is expected to grow an additional 21% through 2030. Because of natural declines in many mature U.S. natural gas fields, more activity is required to maintain natural gas production levels. According to EIA estimates, U.S. natural gas production has decreased by 2.5% from 1996 to 2005, while the number of natural gas production wells increased by 41% over the same period.

Increasing Unconventional Natural Gas Production. Production from certain unconventional natural gas sources generally requires greater utilization of the technologically-advanced well stimulation equipment that we provide. According to EIA estimates, unconventional natural gas production, which includes low permeability or tight gas reservoirs, coal beds and shales, increased from 16% of all U.S. production in 1990 to 42% of U.S. production in 2005 and is forecasted to grow to 51% of U.S. production by 2030.

Impact of Non-Energy Markets. Many of the non-energy industries we serve have been experiencing significant growth, particularly the commercial vehicles and material handling industries. According to Ward’s Automotive, U.S. Class 8 truck unit sales have grown from approximately 146,000 in 2002 to approximately 284,000 in 2006, representing a compound annual growth rate of 18%, and the American Trucking Association truck tonnage index increased 16% from the beginning of 2002 through the end of 2005. We believe that Class 8 truck unit sales and truck tonnage generally serve as leading indicators of demand for our commercial vehicles equipment and aftermarket parts and service. According to the Industrial Truck Association, U.S. forklift factory shipments increased by 44% from 2002 to 2006.

Risks Related to Our Business and an Investment in our Common Stock

The risks and uncertainties described under “Risk Factors” include, among others, the following factors that could materially adversely affect our business, financial condition and operating results and the price of our Common Stock:

•	Periodic economic and industry downturns may adversely impact our operating results;

•	We face intense competition in each of our lines of business;

•	Our international sales and aftermarket parts and service operations are subject to risks associated with the political, economic and other uncertainties inherent in foreign operations;

•	If our arrangements with our suppliers, including our key OEMs, were to be adversely affected, our equipment sales and aftermarket parts and service business might suffer;

•	Future acquisitions that we may undertake may not be successful;

•	We may not be able to attract and retain qualified employees;

•	Most of our equipment sales are fixed price contracts, which exposes us to the risk of cost overruns if we do not accurately estimate the costs associated with the product;

•	Our level of indebtedness could negatively affect our financial condition, adversely affect our ability to raise additional capital and harm our ability to react to changes to our business;

•	Mr. Hushang Ansary, our chairman and principal stockholder, can exercise control of our affairs through his beneficial ownership of all of our Class B Common Stock; and

•	We are a “controlled company” within the meaning of the listing requirements of the New York Stock Exchange and, as a result, will qualify for, and we intend to elect to rely on, exemptions from certain corporate governance requirements.

See “Risk Factors” for a discussion of the foregoing factors as well as other factors that should be carefully considered prior to an investment in our Common Stock.

Our History

Stewart & Stevenson LLC was formed in November 2005 for the purpose of acquiring from Stewart & Stevenson Services, Inc., or SSSI, and its affiliates on January 23, 2006 substantially all of their equipment, aftermarket parts and service and rental businesses that primarily served the oil and gas industry as well as the perpetual rights to the Stewart & Stevenson name and logo for use worldwide, which we refer to as the Acquisition.

Recent Developments

Effective November 9, 2006, Stewart & Stevenson LLC converted $65 million face amount of preferred limited liability company interests held by EC Investments B.V. and BDC Investments B.V. into common units representing an aggregate of 25% of Stewart & Stevenson LLC’s outstanding equity. During the fourth quarter of Fiscal 2006, $4.1 million of accrued dividends were declared and paid to the former holders of the preferred limited liability company interests.

Our chairman and principal shareholder, Mr. Hushang Ansary, on November 10, 2006, caused Parman Capital Group LLC to sell an amount of common units equal to 3.25% of Stewart & Stevenson LLC’s outstanding equity to John B. Simmons, our vice chairman, chief executive officer and director. A significant amount of the common equity acquired in such transfers was subject to repurchase by Mr. Ansary in the event Mr. Simmons’ employment with us terminates. On January 21, 2007, Mr. Simmons resigned as Vice Chairman, Chief Executive Officer and Director and as a result, Parman Capital Group LLC repurchased Mr. Simmons’ common units. In the fourth quarter of Fiscal 2006, we expect to record a non-cash charge of $1.4 million to compensation expense attributable to the sale of the units to Mr. Simmons.

The Corporate Conversion

We are currently operating as a Delaware limited liability company and, prior to the consummation of this offering, we will convert under Section 265 of the Delaware Corporation Law into a corporation and our name will change from Stewart & Stevenson LLC to Stewart & Stevenson Inc. We refer to this event as the “Corporate Conversion.” Stewart and Stevenson Inc. shall for all purposes of Delaware law be deemed to be the same entity as Stewart & Stevenson LLC and all of the rights, privileges and powers of Stewart & Stevenson LLC as well as all of its assets and liabilities and other obligations shall become those of Stewart & Stevenson Inc. The Corporate Conversion will not result in any revaluations or other changes under GAAP, however, as a taxable entity, Stewart and Stevenson Inc. will accrue and be subject to federal and state income tax obligations on a going forward basis. The common units outstanding will, in the case of Parman Capital Group LLC, convert into Class B Common Stock representing       % of outstanding common shares, without giving effect to this offering, and in respect of all other holders of common units will convert into Common Stock representing       % of the outstanding common shares, without giving effect to this offering.

Additional Information

Our principal executive offices are located at 1000 Louisiana St., Suite 5900, Houston, TX, 77002 and our telephone number is (713) 751-2700. We also have a website located at www.stewartandstevenson.com. The information that appears on our website is not a part of, and is not incorporated into, this prospectus.

The Offering

Common Shares Offered:

By us:            shares

By the selling shareholders:            shares

Common Shares to be Outstanding Immediately After This Offering:

Common Stock:            shares

Class B Common Stock:            shares

Use of Proceeds:

We estimate that the net proceeds to us of this offering, after deducting estimated underwriting discounts and offering expenses, will be approximately $      million. We intend to use a portion of the net proceeds to repay all amounts outstanding under our revolving credit facility. We expect to use the remainder of the net proceeds for general corporate purposes. We will not receive any of the proceeds from the sale of Common Stock by the selling stockholders. See “Use of Proceeds.”

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dividends:

We have not historically paid dividends on our common equity. Our future decisions concerning the payment of dividends on our Common Stock will depend upon our results of operations, financial condition, contractual obligations, business prospects and capital expenditure plans, as well as any other factors that our board of directors may consider relevant. See “Dividend Policy.”

Proposed New York Stock Exchange Symbol:

“          ”

The number of our common shares outstanding after this offering will reflect the conversion of our currently outstanding limited liability company units into Common Stock and Class B Common Stock prior to the consummation of this offering in connection with the Corporate Conversion and:

•	assumes no exercise of the underwriters’ option to purchase additional shares of Common Stock from the selling stockholders; and

•	assumes an initial public offering price of $ per share, the midpoint of the offering range set forth on the cover of the prospectus.

Summary Historical and Unaudited Pro Forma Condensed Consolidated
Financial Information and Other Data

The following table sets forth summary historical consolidated financial data as of and for each of the years ended January 31, 2004, 2005 and 2006, and as of and for the nine-month periods ended October 29, 2005 and November 4, 2006. The summary historical consolidated financial data as of and for each of the years ended January 31, 2004, 2005 and 2006 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of November 4, 2006 and for the nine-month periods ended November 4, 2006 and October 29, 2005, were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unaudited financial data includes, in our opinion, all adjustments (consisting only of normal recurring adjustments) that are necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the nine-month period ended November 4, 2006 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2007 or any future periods.

The consolidated balance sheet as of January 31, 2005 and the related statement of operations, shareholders’ equity, comprehensive income and cash flows for the period February 1, 2005 to January 22, 2006 and years ending January 31, 2005 and January 31, 2004 reflect carved-out presentations of the acquired operations from the financial statements of SSSI, which we also refer to as the “Acquired Business” or the “Predecessor,’’ presented on a stand-alone basis. The presentation of the carved-out Acquired Business financial statements requires certain assumptions in order to reflect the business as a stand-alone entity, which management believes are reasonable. The Acquired Business’s financial statements include several operating business units which were exited by the Acquired Business prior to the Acquisition. The results of these exited businesses are reflected as discontinued operations in the Acquired Business’s financial statements. The acquired businesses are reflected as continuing operations in the Acquired Business’s financial statements.

The following unaudited pro forma condensed consolidated statement of operations data and other financial data for the combined year ended January 31, 2006 gives effect to the Acquisition, as if it had occurred as of February 1, 2005. The unaudited pro forma condensed consolidated statement of operations data and other financial data for the combined year ended January 31, 2006 has been derived by the application of pro forma adjustments to Predecessor’s historical statement of operations for the period from February 1, 2005 to January 22, 2006 and our historical consolidated financial statements for the period from January 23, 2006 to January 31, 2006 on a combined basis, which are included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial data is for illustrative purposes only. Such data does not purport to be indicative of the financial condition and the results of operations that would have been achieved had the Acquisition actually occurred on the date referred to above or the financial condition and the results of operations that may be expected in the future.

You should read the following summary historical and unaudited pro forma condensed consolidated financial information and other data in conjunction with “Capitalization,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

	Year ended January 31,			Nine months ended
						Pro forma(1)
				Predecessor	Successor	Twelve months
	Predecessor		Combined	October 29,	November 4,	ended January 31,
	2004	2005	2006(4)	2005	2006	2006
(in thousands)			(non-GAAP)	(unaudited)	(unaudited)	(unaudited)

Statement of operations data:
Sales	$498,118	$548,476	$690,673	$500,453	$694,079	$690,673
Cost of sales	448,602	462,516	582,750	419,777	569,889	580,664

Gross profit	49,516	85,960	107,923	80,676	124,190	110,009
Selling and administrative expenses	96,573	81,691	84,500	64,069	81,064	87,758
Other income, net	(204)	(2,749)	(2,427)	(2,315)	(1,668)	(2,427)

Operating profit (loss)	(46,853)	7,018	25,850	18,922	44,794	24,678
Interest expense, net	341	155	439	71	14,807	12,113

Earnings (loss) from continuing operations before income taxes	(47,194)	6,863	25,411	18,851	29,987	12,565
Income tax expense (benefit)(2)	(19,916)	542	10,255	7,559	75	123

Net earnings (loss) from continuing operations	(27,278)	6,321	15,156	11,292	29,912	12,442
Loss from discontinued operations, net of tax	(6,985)	(559)	(4,037)	(3,810)	—	(4,037)

Net earnings (loss)	(34,263)	5,762	11,119	7,482	29,912	8,405
Preferred dividends	—	—	(128)	—	(3,961)	(128)

Net earnings (loss) available for common unit holders	$(34,263)	$5,762	$10,991	$7,482	$25,951	$8,277

Net income per share:
Basic
Diluted
Weighted average shares outstanding:
Basic
Diluted
Balance Sheet Data (end of period):
Working capital	$211,031	$170,109	$190,130	$198,274	$199,409	$199,901
Cash & cash equivalents	1,670	1,838	1,093	2,538	12,567	1,093
Property, plant and equipment, net	66,616	61,907	45,858	63,085	59,373	45,858
Total assets	332,646	296,974	389,441	352,324	432,532	390,299
Total debt	1,932	1,671	194,525	2,447	192,676	100,748
Total shareholders’ equity	282,699	237,274	69,814	266,387	89,898	164,449
Cash Flow Data:
Net cash (used in) provided by continuing operations:
Operating activities	(10,051)	32,755	(25,084)	(5,845)	65,188	(27,798)
Investing activities	(15,245)	1,233	(289,562)	(12,006)	(31,531)	(289,562)
Financing activities	27,372	(51,061)	295,108	18,551	(22,183)	297,822
Other Continuing Operations Financial Data:
Depreciation and amortization	18,087	16,359	13,283	10,989	13,140	14,455
Capital expenditures	6,425	7,511	6,421	6,902	6,381	6,421
Additions to rental equipment	10,726	6,011	8,826	6,421	15,476	8,826
EBITDA(3)	(28,766)	23,377	39,133	29,911	57,934	39,133

(1)	Includes certain pro forma adjustments. See “Unaudited Pro Forma Condensed Consolidated Financial Information” and “Capitalization.”

(2)	For the period from January 23, 2006 to November 4, 2006, we conducted our operations though Stewart & Stevenson LLC, a limited liability company, and, as a result, U.S. federal and state income taxes were paid by the holders of our equity interests. Therefore, no U.S. federal or state income tax expense is recorded in our statement of operations for the period from January 23, 2006 to January 31, 2006 and the nine months ended November 4, 2006. Upon our Corporate Conversion, income tax expense in future periods is expected to reflect the statutory U.S. Federal income tax rate of 35%, adjusted for state taxes, Federal tax credits earned and other items. See “Risk Factors — Our historical financial information may not be comparable to future periods and some of it has not been audited.”

(3)	Earnings before interest, taxes, depreciation and amortization (EBITDA) is a non-GAAP financial measurement. We use EBITDA because we believe that such a measurement is a widely accepted financial indicator used by investors and analysts to analyze and compare companies on the basis of operating performance and that this measurement may be used by some investors and others to make informed investment decisions. You should not consider it in isolation from or as substitute for net income or cash flow measures prepared in accordance with GAAP or as a measure of profitability or liquidity. EBITDA calculations by one company may not be comparable to EBITDA calculations made by another company. The following table provides a reconciliation of net earnings (loss) from continuing operations (a GAAP financial measure) and EBITDA (a non-GAAP financial measure):

	Year ended January 31,				Nine months ended
							Pro forma(a)
					Predecessor	Successor	Twelve months
	Predecessor			Combined	October 29,	November 4,	ended January 31,
	2004		2005	2006	2005	2006	2006
(in thousands)				(non-GAAP)	(unaudited)	(unaudited)	(unaudited)

Net earnings (loss) from continuing operations	$(27,278	)(b)	$6,321	$15,156	$11,292	$29,912	$12,442
Add:
Interest expense, net	341		155	439	71	14,807	12,113
Income tax expense (benefit)	(19,916)		542	10,255	7,559	75	123
Depreciation and amortization	18,087		16,359	13,283	10,989	13,140	14,455

EBITDA	$(28,766)		$23,377	$39,133	$29,911	$57,934	$39,133

(a)	Includes certain pro forma adjustments. See “Unaudited Pro Forma Condensed Consolidated Financial Information.”

(b)	Includes certain pre-tax expenses as more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operation — Comparison of the Results of Operations — Fiscal 2004 and Fiscal 2003,” which include:

(in millions)

Inventory impairment and liquidation costs	$7.9
Legal defense and settlement costs	4.3
Employee separation costs	1.8
Manufacturing consolidation costs	1.8

Total	$15.8

(4)	The statement of operations, cash flow and other financial data for the year ended January 31, 2006 is a non-GAAP financial measurement. The data for the year ended January 31, 2006 has been derived by combining the Acquired Business’s results for the period of February 1, 2005 to January 22, 2006 and our results for the period of January 23, 2006 to January 31, 2006, both included elsewhere in this prospectus. We have included the combined financial data for Fiscal 2005 because we believe that a full year measurement for Fiscal 2005 is more useful to investors to analyze our operating results. The following table provides a reconciliation of the audited financial statements to the non-GAAP financial data included above:

	Predecessor	Successor	Combined
	February 1, 2005	January 23, 2006
	to	to	Year ended
	January 22, 2006	January 31, 2006	January 31, 2006
			(non-GAAP)
	(In thousands)
Statement of operations data:
Sales	$673,175	$17,498	$690,673
Cost of sales	567,432	15,318	582,750

Gross profit	105,743	2,180	107,923
Selling and administrative expenses	82,472	2,028	84,500
Other income, net	(2,411)	(16)	(2,427)

Operating profit (loss),	25,682	168	25,850
Interest expense, net	109	330	439

Earnings (loss) from continuing operations before income taxes	25,573	(162)	25,411
Income tax expense (benefit)	10,255	—	10,255

Net earnings (loss) from continuing operations	15,318	(162)	15,156
Loss from discontinued operations, net of tax	(4,037)	—	4,037

Net earnings (loss)	11,281	$(162)	11,119
Preferred dividends	—	(128)	(128)

Net earnings (loss) available for common unit holders	$11,281	$(290)	$10,991

Cash Flow Data:
Net cash (used in) provided by continuing operations:
Operating activities	(43,914)	18,830	(25,084)
Investing activities	(11,759)	(277,803)	(289,562)
Financing activities	37,021	258,087	295,108
Other Continuing Operations Financial Data:
Depreciation and amortization	13,102	181	13,283
Capital expenditures	6,421	—	6,421
Additions to rental equipment	8,312	514	8,826
EBITDA	38,784	349	39,133

Risk Factors

An investment in our Common Stock involves a significant degree of risk. Prior to making an investment decision, you should carefully consider, along with other information set forth in this prospectus, the following risk factors. The following risks and uncertainties could materially adversely affect our business, financial condition or operating results. In this event, the trading price of our Common Stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Periodic economic and industry downturns may adversely impact our operating results.

Our equipment sales business and, to a lesser extent, our aftermarket parts and service business, depend primarily on the level of activity in the oil and gas industry. The oil and gas industry traditionally has been volatile and is highly sensitive to supply and demand cycles and influenced by a combination of long-term and cyclical trends including:

•	oil and gas prices and industry perceptions of future price levels;

•	the cost of exploring for, producing and delivering oil and gas; and

•	the ability of oil and gas companies to generate capital for investment purposes.

Our customers in the oil and gas industry historically have tended to delay capital equipment projects, including maintenance and upgrades, during industry downturns. These industry downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent decreases of selling prices. The likelihood that the financial condition of any of our customers could decline also increases during an industry downturn. Upon the financial failure of a customer, in addition to the loss of revenue and outstanding accounts receivable associated with that customer, we could experience a loss associated with work-in-progress related to orders from the customer.

In the United States, producers generally react to declining oil and gas prices by reducing expenditures. This has in the past and may in the future, adversely affect our business.

We are unable to predict future oil and gas prices or the level of oil and gas industry activity. Oil and natural gas prices have declined significantly from the all-time high levels attained in mid-2006 and a prolonged low level of activity in the oil and gas industry now or in the future would adversely affect the demand for our products and services and our business, financial condition and results of operations.

We face intense competition in each of our lines of business.

We encounter competition in all areas of our business. The principal factors on which we compete include performance, quality, customer service, timely delivery of products, product lead times, global reach and presence, brand reputation, breadth of product line, quality of aftermarket service and support and price. In addition, our customers increasingly demand more technologically-advanced and integrated products, and we must continue to develop our expertise and technical capabilities in order to manufacture and market these products and associated services successfully. To remain competitive, we must invest continuously in the education of our workforce, manufacturing capabilities and efficiencies, marketing, client service and support, distribution networks and research and development.

In the equipment sales business, where we experience our greatest levels of competition, we compete with a number of large, well-known OEMs, manufacturers and distributors that, in some cases, have greater financial and human resources, as well as broader geographical presence, than us.

In our aftermarket parts and service business, we compete with regional and local non-genuine parts and service providers, our customers’ in-house service providers, non-OEM and remanufactured parts and service providers and, for certain product offerings, other factory-authorized providers.

In our rental business, we compete against large, well-recognized companies. Maintaining a rental fleet requires significant investment from year-to-year. If our access to capital is substantially limited due to contractual restrictions or otherwise or if capital becomes more costly, we may not be able to make the investments necessary to remain competitive.

Our international sales and aftermarket parts and service operations are subject to factors that could have an adverse effect on our business, financial condition and results of operations.

We have significant sales to customers outside the United States and also maintain aftermarket parts and service operations outside the United States. In addition, one of our key strategies is to expand our international sales and operations. For Fiscal 2005, we derived approximately 16% of our revenues from sales of products and services to customers outside the United States.

Our international sales and aftermarket parts and service activities are subject to risks associated with the political, economic and other uncertainties inherent in foreign operations, which include, but are not limited to:

•	the effect of exchange rates on purchasing decisions and power of our foreign customers; and

•	government regulation and the imposition of, or unexpected adverse changes in, foreign laws or regulatory requirements, including those pertaining to import duties and quotas, taxes, trade and employment restrictions.

If we successfully grow our international operations, our exposure to these and other risks will increase. For example, to the extent we make significant investments in foreign facilities or otherwise expand our overseas presence, or depart from our current practice and receive equipment sales revenues in currencies other than U.S. dollars, the risk that our assets and our income could be adversely affected by fluctuations in the value of local currencies will increase.

The occurrence of any of the foregoing factors may have a material adverse effect on our business, financial condition and results of operations.

In addition, many of our customers and the end-users of our equipment operate in international jurisdictions and so are subject to the foregoing risks as well as other risks associated with international operations. The occurrence of any of these factors may have a material adverse impact on the business and operations of our customers and end-users, which in turn may have a material adverse effect on us.

If our arrangements with our suppliers, including our key OEMs, were to be adversely affected, our equipment sales and aftermarket parts and service businesses may suffer.

We currently depend on a limited number of suppliers for certain important components for our products, which include diesel engines, transmissions, fluid pumps and material handling equipment. Our purchases from some of these suppliers are not made pursuant to long-term contracts and our arrangements with these suppliers may be terminated, in the case of certain arrangements, upon certain notifications and, otherwise, upon the occurrence of certain events, many of which may be beyond our control. The loss of any of these suppliers could have a material adverse effect on our business, financial condition and results of operations.

In addition, a significant portion of the equipment that we sell is manufactured by, or incorporates components manufactured by, our seven key OEMs:

•	Detroit Diesel Corporation,

•	MTU Friedrichshafen,

•	Allison Transmission, General Motors Corporation,

•	Electro-Motive Diesel, Inc.,

•	Hyster Company,

•	Waukesha Engine, Dresser Inc., and

•	Deutz Corporation.

In Fiscal 2005 and the first nine months of Fiscal 2006, 48% and 44% of our cost of goods sold was attributable to products purchased from these OEMs, respectively. In addition, in Fiscal 2005 and the first nine months of Fiscal 2006, a material portion of our revenues was attributable to (i) sales of equipment that included components manufactured by these suppliers and (ii) servicing and supplying parts for certain products provided by these OEMs, including parts and products that are components of the equipment we manufacture.

Our OEM supplier arrangements, which are currently effective for varying periods of time and are not exclusive, are subject to risks that include:

•	the nonrenewal or termination, or material change in the terms, of such supplier contracts;

•	the acquisition of one or more of our seven key OEMs by one of our competitors or another entity that could adversely affect our relationship;

•	the inability of our suppliers to provide us with sufficient quantities of equipment and parts to meet the demands of our customers; and

•	the appointment by our suppliers of additional providers in designated territories in which we are currently the only provider.

The occurrence of any of these could have a material adverse effect on our business, financial condition and results of operations. See “Business—Suppliers and Raw Materials.”

The occurrence of an event not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations.

Our insurance does not provide coverage for all risks, and we cannot assure you that it will be adequate to cover all claims that may arise. The occurrence of an event not fully covered by insurance could have a material adverse effect on our business, financial condition and results of operations. Moreover, there can be no assurance that any particular type of insurance coverage will continue to be available to us in the future, that we will not accept retention of additional risk through higher insurance deductibles or otherwise or that we will be able to continue to purchase our desired level of insurance coverage at commercially reasonable rates.

Because many of our products are complex and utilize many components, processes and techniques, undetected errors and design flaws may occur. Product defects result in higher product service, warranty and replacement costs and may cause damage to our customer relationships and industry reputation, all of which may negatively impact our results of operations.

The industries we serve are subject to inherent risks, including equipment defects, malfunctions, failures and natural disasters. These risks may expose our customers to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. We also may become involved in litigation related to such matters. Any litigation arising from a catastrophic occurrence involving our equipment or services could result in large claims for damages. Any increase in the frequency or severity of such incidents or the general level of compensation awards with respect to such incidents, could affect our ability to obtain projects from our customers or insurance. In addition to seeking compensation from us, customers who suffer losses as a result of the occurrence of such events may also reduce or terminate their business with us, which may further harm our results of operations.

Our success is dependent on our ability to attract and retain qualified employees.

There is significant demand in our industry for skilled technicians and other experienced qualified employees, including specialty servicing and material handling technicians, direct manufacturing labor and engineers. This demand is more pronounced in certain locations in which we operate where the demand for skilled workers is high. The delivery of our products and services requires personnel with specialized skills and expertise and increased activity in the oil and gas industry has increased the demand for qualified personnel. A significant increase in the wages paid by competing employers could result in a reduction of our skilled labor force, increases in the wage rates that we must pay or both. If either of these events were to occur, our capacity and profitability could be diminished and our growth potential could be impaired.

Our customers are generally quoted a fixed price for the equipment that we sell, which exposes us to the risk of cost overruns if we do not accurately estimate the costs associated with the product.

Most of our equipment sales contracts are “fixed-price” contracts where the original price may be set at an early stage of the process. The terms of these contracts require us to guarantee the price of products and services we provide and to assume the risk that the costs to provide such products and services will be greater than anticipated. The profitability of these contracts is therefore dependent on the ability to reasonably predict the costs associated with performing the contracts. These costs may be affected by a variety of factors, some of which are beyond our control. Our failure to accurately estimate the resources required for a project or our failure to complete our contractual obligations in a manner consistent with the project plan upon which our fixed-price contract was based, could adversely affect our profitability and could have a material adverse effect on our business, financial condition and results of operations.

We are susceptible to adverse weather conditions affecting the Gulf Coast.

Certain areas in and near the Gulf Coast experience hurricanes and other extreme weather conditions on a relatively frequent basis. Our headquarters, manufacturing and aftermarket parts and service facilities in Houston are susceptible to significant damage and our New Orleans and other Gulf Coast facilities are subject to significant damage or total loss by these storms. Damage caused by high winds and floodwater could potentially cause us to curtail operations at these facilities for a significant period of time until damage can be assessed and repaired. Moreover, even if we do not experience direct damage from any of these storms, we may experience disruptions in our operations because customers may curtail their activities due to damage to their facilities in and near the Gulf of Mexico.

Due to the losses as a consequence of the hurricanes that affected the Gulf Coast in 2004 and 2005 and that may occur again in the future, we may not be able to obtain future insurance coverage comparable with that of prior years, thus putting us at a greater risk of loss due to severe weather conditions. Our premiums for hurricane insurance have increased since then and future hurricanes in the region, particularly those of comparable magnitude, may increase costs and deductibles further, or limit maximum aggregate recoveries under available policies. Any significant uninsured losses could have a material adverse effect on our business, financial condition and results of operations.

We may expand through acquisitions of other companies, which may divert our management’s attention, may result in dilution to our stockholders and may consume resources that are necessary to sustain our business.

Acquiring complimentary businesses from third parties is an important part of our growth strategy. That strategy depends on the availability of suitable acquisition candidates at reasonable prices and our ability to resolve challenges associated with integrating acquired businesses into our existing business. These challenges include:

•	integration of product lines, sales forces, customer lists and manufacturing facilities;

•	development of expertise outside our existing business;

•	diversion of management time and resources;

•	harm to our existing business relationships;

•	the potential loss of key employees of the acquired business; and

•	possible divestitures, inventory write-offs and other charges.

We cannot be certain that we will find suitable acquisition candidates or that we will be able to meet these challenges successfully.

An acquisition could absorb substantial cash resources, require us to incur or assume debt obligations, or issue additional common or preferred equity. Restrictions in the agreements governing our indebtedness may prohibit us from obtaining additional financing and if we are not able to obtain financing, we may not be in a position to consummate acquisitions. If we issue common equity securities or other securities convertible into common equity securities in connection with an acquisition, we may dilute your interest as a holder of our Common Stock. If we issue preferred equity, the rights of holders of such preferred equity may be senior to your rights as a holder of our Common Stock.

Negotiating these transactions can be time-consuming, difficult and expensive, and our ability to close these transactions may often be subject to approvals, such as government regulation, which are beyond our control. Consequently, we can make no assurances that these transactions, once undertaken and announced, will close.

In addition, the combined entity may have lower revenues or higher expenses and therefore may not achieve the results that we anticipated at the time of the acquisition. Acquired entities also may be highly leveraged, dilutive to our earnings per share or may have unknown liabilities.

Our operations and our customers’ operations are subject to a variety of environmental, health and safety laws and regulations that may increase our costs, limit the demand for our products and services or restrict our operations.

Our operations and the operations of our customers are subject to federal, state, local, foreign and provincial laws and regulations relating to the protection of the environment and of human health and safety, including laws and regulations governing the investigation and clean up of contaminated properties, as well as air emissions, water discharges, waste management and disposal. These laws and regulations affect the products and services we design, market and sell, as well as the facilities where we manufacture and service our products. In addition, environmental laws and regulations could limit our customers’ activities in the oil and gas sector and subsequently the demand for our products.

Environmental laws and regulations may provide for “strict liability” for damages to the environment or natural resources or threats to public health and safety, rendering a party liable without regard to negligence or fault on the part of such party. Sanctions for noncompliance may include revocation of permits, temporary or permanent shutdown of certain operations, corrective action orders, administrative or civil penalties, and criminal prosecution. Some environmental laws and regulations provide for joint and several strict liability for the investigation or remediation of spills and releases of hazardous substances, rendering a party potentially responsible for more than its fair share of, or the entire, liability. In addition, we may become subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances, as well as damage to natural resources. Pursuant to certain environmental laws and regulations, we may become subject to liability (including with respect to off-site disposal matters or formerly owned or operated facilities) for the conduct of or conditions caused by others, or for our own acts that were in compliance with all applicable laws and regulations at the time such acts were performed. Any of these laws and regulations could result in claims, fines, expenditures or other requirements that could have a material adverse effect on our business.

We invest financial and managerial resources to comply with environmental laws and regulations and anticipate that we will continue to do so in the future. We cannot determine the future cost of compliance or the impact of environmental regulation on our future operations. The modification of, or changes in the enforcement of, existing laws or regulations, or the adoption of new laws or regulations imposing more stringent environmental restrictions, could have a material adverse effect on our business, financial condition and results of operations.

Our businesses are subject to a variety of other regulatory restrictions, such as those governing workplace safety and health. The failure to comply with these rules may result in civil penalties and criminal prosecution. Further, laws and regulations in this and other areas are complex and change frequently. Changes in laws or regulations, or their enforcement or interpretation, could subject us to material costs. We cannot determine the extent to which our future operations and earnings may be so affected.

Failure to maintain key licenses could have a material impact on our operations.

The part of our business that consists of the sale, distribution, installation and warranty repair of large engines and transmissions used in commercial vehicle applications in Texas requires certain Texas state motor vehicle licenses. These licenses are subject to annual renewal. Recent regulatory interpretations by and discussions with the Motor Vehicle Division of the Texas Department of Transportation require that we separate, in Texas, the dealer and distributor functions of this part of our business. We have agreed with the Motor Vehicle Division that we will not be a dealer or distributor and that none of our subsidiaries will be both a dealer and a distributor of these products in Texas. Our licenses have not been renewed pending the review and approval of our recently submitted revised, conforming applications. We have received written confirmation from the Motor Vehicle Division indicating that no enforcement or other action will be taken against us pending final action to deny issuance of the dealer and distributor licenses applied for in our revised applications. More generally, while these licenses have historically been renewed on a regular basis, there can be no assurance that any particular license will be renewed in the future. The termination of, or failure to renew, licenses could have a material adverse effect on our financial position, results of operations and cash flows.

Our historical financial information may not be comparable to future periods and some of it has not been audited.

The historical financial information included in this prospectus may not necessarily reflect our results of operations that would have occurred if we had been a separate, independent entity during the periods presented. Furthermore, our historical results of operations may not be comparable to our future results of operations. This is primarily a result of the following factors:

•	Prior to the Acquisition, our business operations were conducted as part of SSSI and the creation of the financial statements presented in this prospectus involved making certain assumptions in order to reflect the Acquired Business as a stand-alone entity. The carved-out presentation of these operating results are not necessarily reflective of the results we would actually have achieved had we operated on a stand-alone basis, nor are they necessarily indicative of our expected operating results in future periods.

•	During Fiscal 2003, following a change in senior management, the new management of SSSI performed a strategic review of all business segments and implemented a series of strategic actions aimed at improving each business’s return on invested shareholder capital. As a result of these strategic actions and the settlement of certain pending litigation, SSSI recorded $15.8 million in charges during Fiscal 2003 that are reflected in our Fiscal 2003 financial statements.

•	During the period from the consummation of the Acquisition to the consummation of this offering, we have conducted our operations through Stewart & Stevenson LLC, a limited liability company, and, as a result, U.S. federal and state income taxes were paid by the holders of our equity interests. Therefore, no U.S. federal or state income tax expense was recorded in our statement of operations for the period from January 23, 2006 to January 31, 2006 and the nine months ended November 4, 2006.

In addition, the historical financial information included in this prospectus for the years ended January 31, 2002 and 2003 has not been audited by an independent accountant.

We may be unable to adequately protect or enforce our own intellectual property rights or the value thereof, including our rights to use the “Stewart & Stevenson” trademarks, which could have a material adverse effect on our business.

The protection of our patents, trademarks, service marks, copyrights, trade secrets, domain names and other intellectual property rights, including know-how, confidential or proprietary technical and business information, is important to our businesses. In particular, our rights to the “Stewart & Stevenson” trademark and logo are important to our sales and marketing efforts.

To protect our intellectual property, including our know-how and other proprietary information, we rely on a combination of copyright, patent, trademark, domain name, trade secret and unfair competition laws, along with confidentiality procedures, contractual provisions and other similar measures. We obtained from Stewart & Stevenson Services, Inc. an exclusive world-wide royalty-free irrevocable license to use, pursuant to the terms of the license, the Stewart & Stevenson trademark and logo, and we have registrations for some of our trademarks in certain countries, such as the United States. Nevertheless, protection for intellectual property rights is territorial and protection may not be available or enforceable in every country in which our intellectual property and technology is used. Accordingly, we cannot ensure our ability to use, on an exclusive basis or otherwise, without risk, our intellectual property, including the “Stewart & Stevenson” trademark and logo, particularly in countries where we, or our licensors, do not have trademark registrations, patents for our technology or copyright protection. The risks include, among others, potentially being sued for infringement or other violations, paying related damage awards or other fees and costs or having to redesign or cease use of our intellectual property in a country where a third party has previously established rights in such intellectual property.

With respect to intellectual property for which we or our licensors currently have protection, there is also the risk that:

•	the patents, copyrights, trademarks, domain names, intellectual property licenses and other intellectual property held by, used and/or licensed to us, may be challenged, rejected or determined to be invalid; and

•	the confidentiality procedures we have in place for maintaining trade secrets and other proprietary information are not properly followed which may result in the loss of such rights.

Policing and enforcing our intellectual property rights, protecting our trade secrets and other know-how, and determining the validity and scope of our intellectual property and related rights, is essential, but requires significant resources, particularly if litigation is necessary. Potential litigation could divert our management’s time, attention and resources, delay our product shipments or require us to enter into royalty or license agreements. Moreover, the value of our intellectual property rights may be impaired without infringement occurring. For example, if other entities that have rights to use the “Stewart and Stevenson” trademark and logo engage in activities that generate adverse publicity or otherwise harm the value of the Stewart & Stevenson brand, we may be adversely affected even though those activities may be unrelated to our businesses and we have no control over them.

Our level of indebtedness could negatively affect our financial condition, adversely affect our ability to raise additional capital to fund our operations and harm our ability to react to changes to our business.

At November 4, 2006, we had approximately $192.7 million of indebtedness, consisting of $38.5 million outstanding under our revolving credit facility, $150.0 million of our senior notes and $4.1 million of other notes payable. While we intend to use a portion of the proceeds of this offering to repay amounts outstanding under our revolving credit facility, we may make additional borrowings under the revolving credit facility, which provides for maximum borrowings of $125.0 million (expandable, subject to certain conditions and commitments, to $175.0 million), at any time. Borrowings under our revolving credit facility accrue interest at a floating rate and, accordingly, an increase in interest rates would result in a corresponding increase in our debt servicing requirements. Subject to restrictions in the indenture governing our senior notes and our senior credit facility, we may also incur additional indebtedness.

Our indebtedness could have important consequences to you, including the following:

•	our use of a substantial portion of our cash flow from operations to pay interest on our indebtedness will reduce the funds available to us for operations and other purposes;

•	our ability to obtain additional debt or equity financing for working capital, capital expenditures, product development, debt service requirements, acquisitions or general corporate purposes may be impaired;

•	our indebtedness could place us at a competitive disadvantage compared to our competitors that may have proportionately less debt;

•	our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate may be limited; and

•	our indebtedness makes us more vulnerable to economic downturns and adverse developments in our business.

Our senior credit facility and the indenture governing our senior notes impose significant operating and financial restrictions which may prevent us from pursuing our business strategies or favorable business opportunities.

Our senior credit facility and the indenture governing our senior notes impose significant operating and financial restrictions on us. These restrictions limit or prohibit, among other things, our ability to:

•	incur or assume indebtedness, or provide guarantees in respect of obligations of other persons;

•	purchase, redeem or repay subordinated indebtedness prior to stated maturities;

•	pay dividends on or redeem or repurchase our stock or make other distributions;

•	issue redeemable stock and preferred stock;

•	make loans, investments or acquisitions;

•	incur liens;

•	engage in sale/leaseback transactions;

•	restrict dividends, distributions, loans or other payments or asset transfers from our subsidiaries;

•	sell or otherwise dispose of assets, including capital stock of our subsidiaries;

•	enter into certain transactions with affiliates;

•	consolidate or merge with or into, or sell substantially all of our assets to, another person;

•	enter into new lines of business; and

•	otherwise conduct necessary corporate activities.

Our senior credit facility also requires us to comply with customary covenants including, to the extent applicable, maintaining a minimum fixed charge coverage ratio of at least 1.1 to 1.0.

A breach of any of these covenants or the inability to comply with the required financial ratios could result in a default under our senior credit facility or our senior notes. If any such default occurs, the lenders under our senior credit facility and the holders of our senior notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under our senior credit facility also have the right in these circumstances to terminate any commitments they have to provide further financings. In addition, following an event of default under our senior credit facility, the lenders under the senior credit facility will have the right to proceed against the collateral granted to them to secure the debt, and we could be forced into bankruptcy or liquidation. Our defaulting on other indebtedness may have a similar effect on us.

Through his beneficial ownership of all of our Class B Common Stock, Mr. Ansary can exercise control over our affairs, and his interests may not be fully aligned with the holders of our Common Stock.

We have two classes of common stock, Common Stock and Class B Common Stock. The holders of Common Stock generally have rights identical to holders of Class B Common Stock, except that holders of Common Stock are entitled to one vote per share, and holders of Class B Common Stock are entitled to ten votes per share. Holders of both classes of common stock generally will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by applicable Delaware law.

All of the issued and outstanding shares of Class B Common Stock is owned beneficially by Mr. Ansary. Upon consummation of this offering, Mr. Ansary will control approximately  % of the voting power of the outstanding shares of our common stock and, as such, can control our policies and operations, including regarding management and key strategic decisions. While the Class B Common Stock will automatically convert to Common Stock if transferred to a third party or upon the death of Mr. Ansary, the Class B Common Stock will not convert to Common Stock if transferred to entities controlled by Mr. Ansary or to us. Because of the voting rights attendant to the Class B Common Stock, Mr. Ansary could transfer a substantial portion of his beneficial equity interest and continue to exercise control over our affairs, and his interests may not then be fully aligned with those of the holders of our Common Stock. In addition, the voting power of Mr. Ansary through his ownership of our Class B Common Stock makes his support necessary for any potential mergers, takeovers or other change of control transactions.

We are a “controlled company” within the meaning of the listing requirements for the New York Stock Exchange and, as a result, will qualify for, and we intend to elect to rely on, exemptions from certain corporate governance requirements.

Because Mr. Ansary will own Class B Common Stock representing     % of the outstanding voting power of the common shares of our company upon consummation of this offering, we will be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange. Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a controlled company and accordingly, we may elect not to comply with certain corporate governance requirements, including that a majority of our board of directors consist of independent directors; that nominations for our board of directors, or recommendations to our board for such nominations, be made by our independent directors or a nominating and corporate governance committee that consists entirely of independent directors; and that compensation of our executive officers be determined, or recommended to the board for determination, by our independent directors or by a compensation committee that consists entirely of independent directors.

Following this offering, we will elect to utilize these exemptions. As a result, our charter and bylaws will not require us to have a majority of independent directors nor will they require us to maintain a nominating and corporate governance committee or a compensation committee. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the exchange upon which we will be listed.

Risks Related to this Offering, the Securities Markets and Ownership of Our
Common Stock

Shares eligible for future sale may cause the market price of our Common Stock to drop significantly, even if our business is doing well.

After this offering, we will have           common shares outstanding consisting of      shares of Common Stock and      shares of Class B Common Stock. Of these shares, the           shares of Common Stock we and the selling stockholders are selling in this offering, or           shares of Common Stock if the underwriters exercise their over-allotment option in full, will be freely tradable without restriction under the Securities Act except for any shares purchased by one of our “affiliates” as defined in Rule 144 under the Securities Act. All of the common shares outstanding other than the shares of Common Stock sold in this offering (a total of          shares, or           shares if the underwriters exercise their over-allotment option in full) will be “restricted securities” within the meaning of Rule 144 under the Securities Act and subject to lock-up arrangements.

In connection with this offering, we and our executive officers and directors and the holders of all of our outstanding common shares and common stock equivalents have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus, neither we nor any of them will, directly or indirectly, offer, sell, offer to sell, contract to sell or otherwise dispose of any shares of our common shares or securities convertible into or exchangeable or exercisable for any shares of common shares without the prior written consent of J.P. Morgan Securities Inc., on behalf of the underwriters, except in limited circumstances. See “Underwriting” for a description of these lock-up arrangements. Upon the expiration of these lock-up agreements,          shares, or           shares if the underwriters exercise their over-allotment option in full, will be eligible for sale in the public market under Rule 144 of the Securities Act, subject to volume limitations and other restrictions contained in Rule 144.

After this offering, the holders of           shares, or          shares if the underwriters exercise their over-allotment option in full, will have rights, subject to some limited conditions, to demand, in the case of Parman Capital Group LLC, that we file registration statements on their behalf and, in the case of Parman Capital Group LLC and certain other holders, include their shares in registration statements that we file on our behalf or on behalf of other stockholders. By exercising their registration rights and selling a large number of shares, these holders could cause the price of our common stock to decline. Furthermore, if we file a registration statement to offer additional shares of our common stock and have to include shares held by those holders, it could impair our ability to raise needed capital by depressing the price at which we could sell our common stock. See “Shares Eligible for Future Sale — Registration Rights”.

Also, in the future, we may issue our securities in connection with investments and acquisitions. The amount of our common shares issued in connection with an investment or acquisition could constitute a material portion of our then outstanding common shares.

An active market for our Common Stock may not develop and the initial public offering price of our Common Stock may not be indicative of the market price of our Common Stock after this offering.

Prior to this offering, there has been no public market for our Common Stock. An active market for our Common Stock may not develop or be sustained after this offering. The initial public offering price of our Common Stock will be determined by negotiations among us, the selling stockholders and representatives of the underwriters, based on numerous factors that we discuss in the “Underwriting” section of this prospectus. This price may not be indicative of the market price at which our Common Stock will trade after this offering.

We may not pay regular dividends on our Common Stock, so you may not receive funds without selling your Common Stock.

We have not historically paid dividends on our common equity. Subject to Delaware law, our board of directors will determine the payment of future dividends on our Common Stock, if any, and the amount of any dividends in light of any applicable contractual restrictions limiting our ability to pay dividends, our earnings and cash flows, our capital requirements, our financial condition and other factors our board of directors deems relevant. The terms of our senior credit facility and the indenture governing our senior notes restrict our ability to pay dividends or other distributions on our equity securities. Accordingly, you may have to sell some or all of your Common Stock in order to generate cash flow from your investment. You may not receive a gain on your investment when you sell our Common Stock and may lose the entire amount of your investment.

The price of our Common Stock may be volatile.

The market price of our Common Stock could be subject to significant fluctuations after this offering and may decline below the initial public offering price. You may not be able to resell your shares at or above the initial public offering price. Among the factors, many of which are beyond our control, that could affect our stock price are:

•	our operating and financial performance and prospects;

•	quarterly variations in the rate of growth of our financial indicators, such as earnings per share, net income and revenues;

•	changes in revenue or earnings estimates;

•	publication of research reports by analysts;

•	speculation in the press or investment community;

•	strategic actions by us or our competitors, such as acquisitions or restructurings;

•	sales of our Common Stock by stockholders;

•	actions by institutional investors;

•	general market conditions; and

•	U.S. and international economic, legal and regulatory factors unrelated to our performance.

The stock markets in general have experienced extreme volatility that has at times been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Common Stock.

As a public company following the offering, we will be subject to additional regulation and will incur additional administrative costs relating to compliance with U.S. securities laws.

Following this offering, we will be subject to reporting and other obligations under the Securities Exchange Act of 1934. These requirements include the preparation and filing of detailed annual, quarterly and current reports. In addition, we will be required to keep abreast of and comply with material changes in the applicable rules and regulations promulgated by the SEC, including the changes and requirements mandated by the Sarbanes-Oxley Act of 2002. We expect these rules and regulations to result in a significant initial cost, as we implement internal controls and other procedures designed to comply with the requirements of the Sarbanes-Oxley Act, in an ongoing increase in our legal, audit and financial compliance costs, to divert management attention from operations and strategic opportunities and to make legal, accounting and administrative activities more time-consuming and costly. We also expect to incur substantially higher costs to maintain insurance for directors and officers. As a result, our general and administrative expenses likely will increase, and we estimate that we will spend approximately $2.0 million annually on such compliance costs.

If we fail to maintain an effective system of internal controls, we may not be able to report our financial results accurately or prevent fraud.

We produce our financial statements in accordance with the requirements of GAAP; however, our internal accounting controls have not yet been evaluated to determine whether they satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which we refer to as Section 404, and may not currently meet all of those requirements. Effective internal controls are necessary for us to provide reliable financial reports, to prevent fraud and to operate successfully as a publicly traded company. Our efforts to maintain an effective system of internal controls may not be successful, and we may be unable to maintain adequate controls over our financial processes and reporting in the future, including compliance with the obligations under Section 404. For example, Section 404 will require us, among other things, annually to review and report on, and our independent registered public accounting firm to attest to, our internal control over financial reporting. We must comply with Section 404 for our fiscal year ending January 31, 2008. Any failure to maintain effective controls, difficulties encountered in their implementation or other effective improvement of our internal controls could harm our operating results or cause us to fail to meet our reporting obligations. Given the difficulties inherent in the design and operation of internal controls over financial reporting, we or our independent registered public accounting firm may not be able to conclude that our internal controls are effective. Ineffective internal controls subject us to regulatory scrutiny and a loss of confidence in our reported financial information, which could have an adverse effect on our business and would likely have a negative effect on the trading price of our Common Stock.

Provisions in our charter documents or Delaware law, as well as Mr. Ansary’s beneficial ownership of all of our outstanding Class B Common Stock, may inhibit a takeover, which could adversely affect the value of our Common Stock.

Our certificate of incorporation and bylaws and Delaware corporate law contain provisions that could delay or prevent a change of control or changes in our management that a stockholder might consider favorable. These provisions will apply even if the offer may be considered beneficial by some of our stockholders. In addition, upon consummation of this offering. Mr. Ansary, through his beneficial ownership of all of our outstanding Class B Common Stock, will control approximately     % of the total combined voting power of all of our outstanding common shares, which gives him the ability to prevent a potential takeover of our company. If a change of control or change in management is delayed or prevented, the market price of our Common Stock could decline. Please read “Description of Capital Stock” for a description of these provisions.

Purchasers in this offering will experience immediate and substantial dilution in net tangible book value per share.

If you purchase shares of our Common Stock in this offering, you will experience immediate and substantial dilution of $      per share based on an assumed offering price of $      per share, the midpoint of the estimated price range shown on the cover page of this prospectus, because the price that you pay will be substantially greater than the net tangible book value per share of the shares you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares.

If the underwriters exercise their over-allotment option, there will be further dilution to new investors. See “Dilution” for more information.

Special Note Regarding Forward-Looking Statements

This prospectus includes statements that are, or may deemed to be, “forward-looking statements.” These forward-looking statements can be identified by the use of forward-looking terminology, including the terms “believes,” “estimates,” “anticipates,” “expects,” “intends,” “plans,” “may,” “will” or “should” or, in each case, their negative or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this prospectus and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industry in which we operate.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future and some of which are beyond our control. We believe that these risks and uncertainties include:

•	periodic economic and industry downturns affecting the oil and gas industry;

•	competitive pressures in the industries we serve;

•	factors affecting our international sales and operations;

•	the potential loss of a key OEM supplier;

•	the occurrence of events not covered by insurance;

•	our ability to attract and retain qualified employees;

•	our failure to accurately estimate costs associated with products produced under fixed-price contracts;

•	our susceptibility to adverse weather conditions affecting the Gulf Coast;

•	unforeseen difficulties relating to acquisitions;

•	the impact of governmental laws and regulations, including environmental laws and regulations;

•	our failure to maintain key licenses;

•	our ability to protect our intellectual property;

•	our level of indebtedness; and

•	the other factors described under “Risk Factors.”

These factors should not be construed as exhaustive and should be read with the other cautionary statements in the prospectus.

We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and developments in the industry in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition, liquidity and growth, and developments in the industry in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods.

Any forward-looking statements which we make in this prospectus speak only as of the date of such statement, and, except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after we distribute this prospectus, whether as a result of new information, future events or otherwise. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data.

Market and Industry Data

This prospectus includes market share and industry data and forecasts that we obtained from industry publications and surveys and internal company sources. As noted in this prospectus, Ward’s Automotive, the American Trucking Association, the Energy Information Administration, the Industrial Truck Association and Spears & Associates, Inc. were the primary sources for third-party industry data and forecasts. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. While we have no reason to believe this information is not accurate or unreliable, we have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Statements as to our market position are based on market data currently available to us. While we are not aware of any misstatements regarding the industry data presented herein, estimates included in such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

Use of Proceeds

We estimate that the net proceeds from this offering with respect to the shares to be sold by us will be $      million, after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering and assuming a public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus). We will not receive any of the proceeds from the sale of shares by the selling stockholders.

We intend to use the net proceeds to repay amounts outstanding under our revolving credit facility and for general corporate purposes.

An affiliate of J.P. Morgan Securities Inc. is a lender under our revolving credit facility and will, accordingly, receive a portion of the proceeds used to repay those borrowings. See “Underwriting.” The revolving credit facility, which matures on January 25, 2011, provides for borrowings of up to $125.0 million and accrues interest at LIBOR plus a margin ranging from 1.375% to 2.50% per annum, based on our leverage ratios. As of December 29, 2006, approximately $41.7 million of borrowings were outstanding under the revolving credit facility and bore interest at a weighted average interest rate of 7.0%. We have used proceeds from the revolving credit facility to finance the Acquisition and for working capital. See “Underwriting.”

A $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the net proceeds to us from this offering by $     , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Dividend Policy

We have not historically paid dividends on our common equity. Our future decisions concerning the payment of dividends on our Common Stock will depend upon our results of operations, financial condition, contractual obligations, business prospects and capital expenditure plans, as well as any other factors that the board of directors may consider relevant. At this time, our dividend policy is subject to the covenants of our revolving credit facility and the indenture governing our senior notes.

Capitalization

The table below shows our cash and cash equivalents and capitalization as of November 4, 2006. The table also shows such capitalization as adjusted to give effect to (i) the conversion, effective November 9, 2006 of our preferred units into common units, (ii) the Corporate Conversion and (iii) this offering and our receipt and application of the estimated net proceeds of this offering. You should read the table in conjunction with the information set forth under “Use of Proceeds,” “Selected Historical Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Consolidated Financial Statements and related notes included elsewhere in this prospectus.

	As of November 4, 2006
(in thousands)	Actual	As adjusted(1)

Cash and cash equivalents	$12,567			$(2)

Long-term debt:
Revolving credit facility(3)	$38,532		$—
Senior Notes	150,000

Total Long-Term Debt	188,532
Notes Payable	4,144

Total Debt	192,676
Shareholders’ Equity:
Preferred Units ($1,000 par value) 65,000 units issued and outstanding	69,089		—	(2)
Common Units ($1,000 par value) 5,000 units issued and outstanding	6,842		—	(4)
Common Stock, $0.01 par value; shares authorized, shares issued and outstanding as adjusted	—
Class B Common Stock, $0.01 par value; shares authorized, shares issued and outstanding as adjusted	—
Additional Paid-in Capital	—
Accumulated Other Comprehensive Loss	(94)
Retained Earnings	14,061

Total Shareholders’ Equity	89,898

Total Capitalization	$282,574	$

(1)	A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) each of as adjusted cash and cash equivalents, total shareholders’ equity and total capitalization by $ million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

(2)	Reflects the conversion, effective November 9, 2006, of our outstanding preferred units into common units which, in connection with the Corporate Conversion, will convert into shares of Common Stock and the payment in the fourth quarter of Fiscal 2006 of $4.1 million of accrued and unpaid dividends on the preferred units.

(3)	Our revolving credit facility provides for up to $125.0 million of borrowings. As of December 29, 2006, we had approximately $41.7 million drawn under our revolving credit facility. We expect to repay all amounts outstanding under our revolving credit facility with a portion of the proceeds of this offering and, after giving effect to the application of the proceeds of this offering, $125.0 million of borrowings will be available under our revolving credit facility.

(4)	Reflects the conversion of 5,000 common units into common shares in connection with the Corporate Conversion.

Dilution

If you invest in our Common Stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share and the as adjusted net tangible book value per share of our common shares upon the completion of this offering and the Corporate Conversion. Dilution results from the fact that the per share offering price of our Common Stock in this offering will be substantially in excess of the book value per share attributable to the shares of our common shares to be held by our existing stockholders following the Corporate Conversion. As adjusted net tangible book value per share represents our total tangible assets less total liabilities divided by the as adjusted total number of shares of our common shares outstanding (excluding shares of Common Stock to be issued in connection with this offering), after giving effect to the Corporate Conversion. On an as adjusted basis, giving effect to the Corporate Conversion, our net tangible book value as of           was approximately $      million, or approximately $      per share.

After giving effect to the sale of the shares of Common Stock at an assumed initial public offering price of $      per share (the midpoint of the price range set forth on the cover of this prospectus) and after deducting underwriting discounts and commissions and estimated expenses payable by us in connection with this offering, our as adjusted net tangible book value as of           would have been approximately $      million, or $      per share of Common Stock. This represents an immediate increase in net tangible book value of $      per share to our existing stockholders and an immediate dilution of $      per share to new investors purchasing shares of Common Stock in this offering at the assumed initial offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share
As adjusted net tangible book value as of
Increase per share attributable to new investors
As adjusted net tangible book value per share after this offering
Dilution in as adjusted net tangible book value per share to new investors

A $1.00 increase (decrease) in the assumed initial public offering price per share would increase (decrease) our as adjusted net tangible book value by $ million, our as adjusted net tangible book value per share by $      per share and the dilution in as adjusted net tangible book value to new investors in this offering by $      per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The following table summarizes on an as adjusted basis as of          , giving effect to the Corporate Conversion and this offering, the number of shares of our Common Stock purchased from us, the effective cash contribution paid to us, and the average price per share paid to us by our existing stockholders and to be paid by new investors purchasing shares of our Common Stock from us in this offering. The table is based on an assumed initial public offering price of $      per share before deduction of underwriting discounts and commissions and estimated expenses payable by us in connection with this offering:

Average
	Shares purchased		Total consideration		price per
(In thousands, except share and per share data)	Number	Percent	Amount	Percent	share

Existing stockholders		%	$	%	$
New investors

Total		100.0%	$	100.0%	$

The above discussion and tables assume no exercise of the underwriters’ option to purchase up to           additional shares from the selling stockholders.

If the underwriters exercise their over-allotment option in full:

•	the percentage of our common shares held by our existing stockholders will decrease to approximately % of the total outstanding amount of our common shares after the Corporate Conversion and this offering;

•	the percentage of our common stock held by new investors will increase to approximately % of the total outstanding amount of our common shares after the Corporate Conversion and this offering; and

•	there will be an immediate dilution of $ per share to new investors.

Selected Historical Condensed Consolidated Financial Data

The following table sets forth our selected historical consolidated financial data as of and for the five years ended January 31, 2002, 2003, 2004, 2005 and 2006, and as of and for the nine-month periods ended October 29, 2005 and November 4, 2006. The selected historical consolidated financial data as of and for each of the years ended January 31, 2004, 2005 and 2006 were derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected unaudited historical consolidated financial data as of and for each of the years ended January 31, 2002 and 2003 were derived from unaudited carve-outs of the acquired businesses from the Predecessor’s audited consolidated financial statements, which are not included in this prospectus. The selected historical condensed consolidated financial data as of November 4, 2006 and for the nine-months ended October 29, 2005 and November 4, 2006 were derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected historical consolidated financial data as of October 29, 2005 were derived from unaudited carve-outs of the Acquired Businesses from the Predecessor’s unaudited condensed consolidated financial statements, which are not included in this prospectus. The unaudited interim financial data reflects adjustments, consisting only of normal, recurring accruals, which our management considers necessary to present fairly the financial information for such period. The information shown in the table below may not be indicative of our future results for a full year. You should read this information in conjunction with the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

	Year ended January 31,					Nine months ended
	Predecessor					Predecessor	Successor
					Combined	October 29,	November 4,
	2002	2003	2004	2005	2006(2)	2005	2006
(In thousands)	(unaudited)	(unaudited)			(non-GAAP)	(unaudited)	(unaudited)

Statement of operations data:
Sales	$573,799	$494,764	$498,118	$548,476	$690,673	500,453	694,079
Cost of sales	491,015	429,175	448,602	462,516	582,750	419,777	569,889

Gross profit	82,784	65,589	49,516	85,960	107,923	80,676	124,190
Selling and administrative expenses	75,904	76,974	96,573	81,691	84,500	64,069	81,064
Other income, net	(1,243)	(529)	(204)	(2,749)	(2,427)	(2,315)	(1,668)

Operating profit (loss)	8,123	(10,856)	(46,853)	7,018	25,850	18,922	44,794
Interest expense, net	516	184	341	155	439	71	14,807

Earnings (loss) from continuing operations before income taxes	7,607	(11,040)	(47,194)	6,863	25,411	18,851	29,987
Income tax expense (benefit)(1)	2,708	(3,374)	(19,916)	542	10,255	7,559	75

Net earnings (loss) from continuing operations	4,899	(7,666)	(27,278)	6,321	15,156	11,292	29,912
Earnings (loss) from discontinued operations net of tax	555	(4,340)	(6,985)	(559)	(4,037)	(3,810)	—

Net earnings (loss)	5,454	(12,006)	(34,263)	5,762	11,119	7,482	29,912
Preferred dividends	—	—	—	—	(128)	—	(3,961)

Net earnings (loss) available for common unit holders	$5,454	$(12,006)	$(34,263)	$5,762	$10,991	7,482	25,951

Net income per share:
Basic
Diluted
Weighted average shares outstanding:
Basic
Diluted
Balance Sheet Data (end of period):
Working capital	$122,252	$161,517	$211,031	$170,109	$190,130	198,274	199,409
Cash & cash equivalents	1,665	4,528	1,670	1,838	1,093	2,538	12,567
Property, plant and equipment, net	83,261	81,037	66,616	61,907	45,858	63,085	59,373
Total assets	281,073	293,213	332,646	296,974	389,441	352,324	432,532
Total debt	3,114	1,454	1,932	1,671	194,525	2,447	192,676
Total shareholders’ equity	301,077	289,675	282,699	237,274	69,814	266,387	89,898

(1)	For the period from January 23, 2006 to August 5, 2006, we conducted our operations though Stewart & Stevenson LLC, a limited liability company and, as a result, U.S. federal and state income taxes were paid by the holders of our equity interests. Therefore, no U.S. federal or state income tax expense is recorded in our statement of operations for the period from January 23, 2006 to January 31, 2006 and the six months ended August 5, 2006. Upon our Corporate Conversion, income tax expense in future periods is expected to reflect the statutory U.S. Federal income tax rate of 35%, adjusted for state taxes, Federal tax credits earned and other items.

(2)	The statement of operations data for the year ended January 31, 2006 is a non-GAAP financial measurement. The data for the year ended January 31, 2006 has been derived by combining the Acquired Business’s results for the period of February 1, 2005 to January 22, 2006 and our results for the period of January 23, 2006 to January 31, 2006, both included elsewhere in this prospectus. We have included the combined financial data for Fiscal 2005 because we believe that a full year measurement for Fiscal 2006 is more useful to investors to analyze the company’s operating results. The following table provides a reconciliation of the audited financial statements to the non-GAAP financial data included above:

	Predecessor	Successor	Combined
	February 1, 2005	January 23, 2006	Year Ended
	to	to	January 31,
	January 22, 2006	January 31, 2006	2006
			(non-GAAP)
	(In thousands)

Statement of operations data:
Sales	$673,175	$17,498	$690,673
Cost of sales	567,432	15,318	582,750

Gross profit	105,743	2,180	107,923
Selling and administrative expenses	82,472	2,028	84,500
Other income, net	(2,411)	(16)	(2,427)

Operating profit (loss)	25,682	168	25,850
Interest expense, net	109	330	439

Earnings (loss) from continuing operations before income taxes	25,573	(162)	25,411
Income tax expense (benefit)	10,255	—	10,255

Net earnings (loss) continuing operations	15,318	(162)	15,156
Loss from discontinued operations, net of tax	(4,037)	—	(4,037)

Net earnings (loss)	11,281	(162)	11,119
Preferred dividends	—	(128)	(128)

Net earnings (loss) available for common unit holders	$11,281	$(290)	$10,991

Unaudited Pro Forma Condensed Consolidated
Financial Information

The following unaudited pro forma condensed consolidated statement of operations data and other financial data for the combined twelve-month period ended January 31, 2006 gives effect to the Acquisition, as if it had occurred as of February 1, 2005. The unaudited pro forma condensed consolidated statement of operations data for the combined twelve-month period ended January 31, 2006 has been derived by the application of pro forma adjustments to the Predecessor’s historical statement of operations for the period from February 1, 2005 to January 22, 2006 and our historical consolidated financial statements for the period from January 23, 2006 to January 31, 2006 on a combined basis, both included elsewhere in this prospectus.

The condensed consolidated statement of operations, for the period from February 1, 2005 to January 22, 2006 reflect carved-out presentations of the acquired operations from the Predecessor’s financial statements, presented on a stand-alone basis. The presentation of the carved-out Predecessor financial statements requires certain assumptions in order to reflect the acquired business as a stand-alone entity, which management believes are reasonable.

The unaudited pro forma condensed consolidated financial data is for illustrative purposes only. Such data does not purport to be indicative of the financial condition and the results of operations that would have been achieved had the Acquisition actually occurred on the date referred to above or the financial condition and the results of operations that may be expected in the future.

The unaudited pro forma condensed consolidated statement of operations data for the combined twelve-month period ended January 31, 2006 gives effect to the Acquisition, which has been accounted for as a purchase in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 141, issued by the Financial Accounting Standard Board. In accordance with SFAS No. 141, the total purchase price was allocated to the assets acquired and the liabilities assumed on the basis of their estimated fair values as of the closing of the Acquisition. The estimated fair values of certain assets acquired (property, plant and equipment and intangible assets) were determined by management based on valuations provided by Hill Schwartz Spilker Keller LLC, an independent business valuation firm.

You should read the unaudited pro forma condensed consolidated financial data in conjunction with the “The Acquisition,” “Use of Proceeds,” “Selected Historical Condensed Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections and the combined financial statements and the accompanying notes thereto of our Predecessor and our consolidated financial statements and the accompanying notes thereto, in each case, included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Combined Year Ended
January 31, 2006

	Predecessor(1)	Successor(2)
	February 1, 2005 to	January 23, 2006 to	Adjustments -		Pro forma
(In thousands)	January 22, 2006	January 31, 2006	acquisition		consolidated

Sales	$673,175	$17,498			$690,673
Cost of sales	567,432	15,318	(2,086	)(3)	580,664

Gross profit	105,743	2,180	2,086		110,009
Selling and administrative expenses	82,472	2,028	3,258	(3)	87,758
Other expense (income), net	(2,411)	(16)	—		(2,427)

Operating profit	25,682	168	(1,172)		24,678
Interest expense, net	109	330	11,674	(4)	12,113
Earnings from continuing operations before income taxes	25,573	(162)	(12,846)		12,565
Income tax expense (benefit)	10,255	—	(10,132	)(5)	123

Net earnings (loss) from continuing operations	$15,318	$(162)	$(2,714)		$12,442

Notes to Unaudited Pro Forma Condensed Consolidated
Statements of Operations

(1) Predecessor refers to the carved-out historical financial results of the acquired businesses, as reported by the predecessor company, Stewart & Stevenson Services, Inc. and subsidiaries.

(2) Successor refers to the consolidated financial results of Stewart & Stevenson LLC and subsidiaries, subsequent to the acquisition of the businesses on January 23, 2006.

(3) Reflects the impact of depreciation and amortization adjustments resulting from the application of SFAS No. 141. Under SFAS No. 141, long-lived assets acquired are revalued to fair market value at the date of acquisition through an independent valuation. Excess fair value of acquired assets over cost is then allocated pro rata over the acquired assets, reducing the value of the group of assets to acquired cost. We are still in the process of finalizing valuations of certain long-lived and intangible assets; consequently, the initial allocation of the purchase price is preliminary and subject to change for a period of one year. Based on preliminary valuations and pro rata reduction of fair value acquired cost, which we believe are reasonable, we have recorded the following identifiable intangible assets, and reduced values of plant, property and equipment by $19.3 million from historically-stated values.

		Estimated
	Estimated	value at
	useful life	acquisition
	(In thousands)

Unfilled order backlog	1 Yr.	$6,490

Current intangible assets		$6,490

Tradenames and trademarks	—	$5,321
Engineering drawings	10 Yrs.	2,589
Distribution contracts	27 Yrs.	3,323
Customer relationships	6 Yrs.	667
Patents	4 Yrs.	205

Non-current intangible assets		$12,105

As a result of this change, the adjustment to depreciation and amortization for pro forma presentation is as follows:

Year ended
January 31, 2006
(In thousands)

Additional depreciation in selling and administrative for identifiable intangible assets acquired	$7,010
Adjustment to acquired plant, property and equipment depreciation
Cost of sales	(2,086)
Selling and administrative	(3,752)

Net impact	$1,172

(4) Reflects the interest expense associated with the senior credit facility entered into in connection with the Acquisition. Interest expense reflects an average borrowing rate of 7.0% on average net capital employed during the period.

(5) U.S. federal and state income taxes for the Successor are paid by the holders of our equity interests. Therefore, no U.S. federal or state income tax expense is recorded in the statement of operations. Pro forma income tax expense represents income tax obligations of foreign subsidiaries only. As a result of the Corporate Conversion, income tax expense following the Corporate Conversion is expected to reflect the statutory U.S. Federal income tax rate of 35%, adjusted for state taxes, Federal tax credits earned and other items.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with “Selected Historical Condensed Consolidated Financial Data” and our consolidated financial statements and related notes thereto included in this prospectus. The following information contains forward-looking statements, which are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, our actual results may differ from those expressed or implied by the forward-looking statements. See “Special Note Regarding Forward-Looking Statements.”

Overview

We are a leading designer, manufacturer and marketer of specialized equipment and provide aftermarket parts and service to the oil and gas and other industries that we have served for over 100 years. Our diversified product lines include equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems as well as engines, transmissions and material handling equipment. We have a substantial installed base of equipment, which provides us with significant opportunities for recurring, higher-margin aftermarket parts and service revenues. We also provide rental equipment to our customers.

We have experienced significant growth in recent years, primarily as a result of increasing demand for our products and services as well as the initiatives that we have taken to streamline our manufacturing processes and focus our efforts on higher margin opportunities. As of November 4, 2006, our equipment order backlog was $560.4 million compared to $199.0 million as of October 29, 2005, an increase of 182%. In the first nine months of Fiscal 2006, we generated revenues of $694.1 million, operating profit of $44.8 million and EBITDA of $57.9 million, compared with revenues of $500.5 million, operating profit of $18.9 million and EBITDA of $29.9 million in the first nine months of 2005, representing an increase of 39%, 137% and 94%, respectively. For a definition of EBITDA and a reconciliation of EBITDA to net earnings from continuing operations, see “Summary Historical and Unaudited Pro Forma Condensed Consolidated Financial and Other Data.”

Sales of our equipment is significantly driven by the capital spending programs of our customers. Growing worldwide demand for energy has resulted in significantly increased capital expenditures by oil and gas producers in recent years. Increasing demand for natural gas in the United States and the correlating increase in unconventional natural gas production requires utilization of technologically-advanced well stimulation equipment of the nature that we provide. Although commodity price fluctuations may impact the level of oil and gas exploration activity in the long term, we believe the capital spending programs of our customers at this time continue to be strong. A decrease in the capital spending programs of our customers would adversely impact our equipment sales and to a lesser extent our aftermarket parts and service and rental sales.

Many of the non-energy industries we serve have also been experiencing significant growth, particularly the commercial vehicle and material handling industries and we believe they will provide us with significant opportunities to continue to grow our business. Approximately 40% of our revenues in each of Fiscal 2005 and the first nine months of 2006 came from a large number of customers in a wide range of industries outside of the oil and gas industry.

Our aftermarket parts and service segment, which serves customers in the oil and gas, power generation, marine, mining, construction, commercial vehicle and material handling industries, generated approximately 37% of our revenues during the same periods. We provide aftermarket parts and service for equipment manufactured by approximately 100 manufacturers, including products manufactured by us and our seven key OEMs, and our aftermarket business provides us with a very stable and recurring revenue stream.

While we believe the opportunities to grow our business are significant, there are also challenges and uncertainties we face in executing our business plans. In the current environment of strong demand for products and services of the type we provide, our ability to procure certain components on a timely basis to meet the delivery needs of our customers is a concern. Although a substantial portion of the products we sell include components provided by our seven key OEM’s with whom we have long standing relationships, because of the current levels of high demand for the components we require, we on occasion need to rely upon alternative sources of supply. Our ability to satisfy the delivery requirements of a customer on a timely basis is critical to our success.

Although we have the benefit of a highly trained and experienced workforce, we believe that attracting and retaining high quality and experienced personnel is a significant challenge in today’s competitive environment, particularly in oil and gas related activities. Accordingly, we place particular emphasis on career development programs that aim to make improvements in the retention of employees, including senior and middle management.

We believe we are well-positioned to continue capitalizing on favorable conditions in the industries we serve and to meet the challenges that may face us in the execution of our business plans.

The Acquisition

Stewart & Stevenson LLC was formed in November 2005 for the purpose of acquiring from SSSI and its affiliates substantially all of the equipment, aftermarket parts and service and rental businesses that primarily serve the oil and gas industry as well as the perpetual rights to the Stewart & Stevenson name and logo for use worldwide. The Acquisition was consummated pursuant to two separate purchase agreements - one relating to the portion of the Acquired Businesses accounted for by the Seller as its engineered products segment and one relating to the portion of the Acquired Businesses accounted for by the Seller as its power products segment. See “The Acquisition.”

Our Historical Financial Information

Our fiscal year begins on February 1 of the stated year and ends on January 31 of the following year. For example, Fiscal 2006 began on February 1, 2006 and ends on January 31, 2007.

We began operations on January 23, 2006 following the acquisition of substantially all of the assets and operations of SSSI’s Power Products and Engineered Products operating segments. Upon acquiring these businesses, these operations were combined and restructured into three reportable operating segments: Equipment, Aftermarket Parts and Service and Rental.

Our operating results for Fiscal 2003, Fiscal 2004, and the period from February 1, 2005 to January 22, 2006 reflect carved-out presentations of the acquired operations from the Predecessor’s financial statements presented on a stand-alone basis.

For the purposes of presenting Fiscal 2005 data, we have combined the period of February 1, 2005 to January 22, 2006 from the carved-out predecessor financial statements with our operating results for the period of January 23, 2006 to January 31, 2006. This combined presentation for the year ending January 31, 2006 reflects a non-GAAP financial measurement and the combined results are not intended to reflect pro forma results, as if the businesses were combined for the entire fiscal year. However, the combined Fiscal 2005 data is presented in order to provide a more meaningful measure of our financial performance in Fiscal 2005 as it reflects an entire year of operations. Although there were certain changes to the successor depreciation and amortization expense as a result of purchase accounting adjustments, these adjustments did not have a material impact in Fiscal 2005. The following table provides a reconciliation of the audited financial statements to the combined Fiscal 2005 results:

	Predecessor	Successor
	February 1,	January 23,	Combined
	2005 to	2006 to	Fiscal
	January 22, 2006	January 31, 2006	2005
			(non-GAAP)
	(In thousands)

Statement of operations data:
Sales	$673,175	$17,498	$690,673
Cost of sales	567,432	15,318	582,750

Gross profit	105,743	2,180	107,923
Selling and administrative expenses	82,472	2,028	84,500
Other income, net	(2,411)	(16)	(2,427)

Operating profit (loss)	25,682	168	25,850
Interest expense, net	109	330	439

Earnings (loss) from continuing operations before income taxes	25,573	(162)	25,411
Income tax expense (benefit)	10,255	—	10,255

Net earnings (loss) from continuing operations	15,318	(162)	15,156
Loss from discontinued operations, net of tax	(4,037)	—	(4,037)

Net earnings (loss)	11,281	(162)	11,119
Preferred dividends	—	(128)	(128)

Net earnings (loss) available for common unit holders	$11,281	$(290)	$10,991

Segment results data:
Sales
Equipment	$348,736	$10,822	$359,558
Aftermarket Parts and Service	298,086	5,999	304,085
Rental	26,353	677	27,030

Total Sales	$673,175	$17,498	$690,673
Operating profit (loss)
Equipment	$10,117	$248	$10,365
After market parts and service	28,028	277	28,305
Rental	8,194	63	8,257
Corporate	(20,657)	(420)	(21,077)

Total operating profit	$25,682	$168	$25,850

The presentation of the carved-out Predecessor financial statements requires certain assumptions in order to reflect the business as a stand-alone entity. We believe that these estimates are reasonable, however, the carved-out presentation of these operating results are not necessarily indicative of our expected operating results in Fiscal 2006.

The Predecessor financial statements also include 19 operating business units which were exited by the Predecessor’s Power Products Segment prior to the Acquisition. The results of these exited businesses are reflected as discontinued operations in the Predecessor financial statements. The acquired businesses are reflected as continuing operations in the Predecessor financial statements.

During Fiscal 2003, following a change in senior management, the new management of Predecessor performed a strategic review of all business segments and implemented a series of strategic actions aimed at improving each business’ return on invested shareholder capital. As a result of these strategic actions and the settlement of certain pending litigation, the Predecessor recorded $15.8 million in charges during Fiscal 2003 that are reflected in our Fiscal 2003 financial statements.

For the period from January 23, 2006 to immediately prior to the consummation of this offering, we have conducted our operations though Stewart & Stevenson LLC, a limited liability company, and, as a result, U.S. federal and state income taxes were paid by the holders of our equity interests. Therefore, no U.S. federal or state income tax expense is recorded in our statement of operations for the period from January 23, 2006 to January 31, 2006 and the six months ended August 5, 2006. Upon our Corporate Conversion, income tax expense in future periods is expected to reflect the statutory U.S. Federal income tax rate of 35%, adjusted for state taxes, Federal tax credits earned and other items. The Corporate Conversion will not result in any revaluations or other changes under GAAP.

Critical Accounting Policies

Preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and related disclosures. We evaluate our estimates on an ongoing basis, based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates. If actual market conditions are less favorable than those projected by us, additional adjustments to reserve items might be required. We consider the following policies to be the most critical and pervasive accounting policies we use, and the areas most sensitive to material change from external factors.

Revenue Recognition: Revenue on equipment and parts sales is recognized when a product is shipped, collection is reasonably assured, risk of ownership has been transferred to and accepted by the customer and contract terms are met. Revenue from service agreements is recognized as earned, when services have been rendered. Revenue from rental agreements is recognized on a straight-line basis over the rental period.

With respect to long-term contracts that extend beyond two fiscal quarters, revenue is recognized using the percentage-of-completion method. The majority of our long-term construction contracts are fixed-price contracts, and measurement of progress toward completion is based on direct labor hours incurred. Changes in estimates for revenues, costs to complete the project and profit margins are recognized in the period in which they are reasonably determinable. Any anticipated losses on uncompleted contracts are recognized whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue. With respect to cost-plus-fixed-fee contracts, we recognize the fee ratably as the actual costs are incurred, based upon the total fee amounts expected to be realized upon completion of the contracts. Bid and proposal costs are expensed as incurred.

Allowance for Doubtful Accounts:  We maintain an allowance for doubtful accounts for estimated losses related to credit extended to customers. We base such estimates on our current accounts receivable aging and historical collections and settlements experience, existing economic conditions and any specific customer collection issues we have identified. Uncollectible accounts receivable are written off when we determine that the balance can not be collected.

As of November 4, 2006, the allowance for doubtful accounts was $1.9 million, or 2.1% of gross accounts receivable, reflecting a $0.3 million increase from the $1.6 million, or 1.7% of gross accounts receivable at January 31, 2006. This slight increase during the first nine months of Fiscal 2006 was due to a higher volume of specific customer collection issues identified for which a final settlement has not yet been reached.

Bad debt write-offs have improved from $3.2 million in Fiscal 2004 (0.5% of sales) to $2.1 million in Fiscal 2005 (0.3% of sales) and $1.4 million in the first nine months of Fiscal 2006 (0.2% of sales). Although no known events exist that would cause a significant change to our historical experience related to bad debt, a change in events or circumstance could impact our expected operating results. Based upon our sales in the first nine months of Fiscal 2006, a 0.1 percentage point increase in bad debt expense as a percentage of sales would decrease our annual operating profit by $0.9 million.

Inventories:  Inventories are stated at the lower of cost or market, with cost primarily determined on a first-in, first-out (“FIFO”) basis less related customer deposits, and market determined on the basis of estimated realizable values. Pursuant to distribution agreements, we purchase a considerable amount of our inventory for resale from independent manufacturers. For new items, cost represents invoice or production cost and used equipment inventory cost is stated as original cost less allowance for condition. Production cost includes material, labor and manufacturing overhead. Shipping and handling costs are expensed as incurred in cost of sales. Shipping and handling costs billed to customers are recorded as sales.

We reduce the carrying value of inventory to its estimated realizable value based upon our historical usage experience, assumptions about future demand, technological innovations, market conditions, plans for disposal and the physical condition of products. The inventory balances as of November 4, 2006 and January 31, 2006 are stated net of inventory valuation allowances of $8.9 million and $10.0 million, respectively, reflecting a 4.5% reserve level at November 4, 2006 and a 5.6% reserve level at January 31, 2006. The reduction in inventory reserve during the first nine months of Fiscal 2006 is primarily due to the disposal of specifically-reserved inventory that was acquired from the Predecessor in connection with the Acquisition.

Although no known events exist that would cause a significant change to our historical inventory valuation experience, our inventory valuation allowances are based upon the many factors identified above, and our ability to measure or value these factors. Therefore, our estimates are subject to change.

Asset Impairment: We assess the valuation of components of our property, plant and equipment and other long-lived assets whenever events or circumstances dictate that the carrying value might not be recoverable. We base our evaluation on indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such factors indicate that the carrying amount of an asset or asset group may not be recoverable, we determine whether impairment has occurred by analyzing an estimate of undiscounted future cash flows at the lowest level for which identifiable cash flows exist. If our estimate of undiscounted future cash flows during the estimated useful life of the asset is less than the carrying value of the asset, we recognize a loss for the difference between the carrying value of the asset and its estimated fair value, measured by the present value of estimated future cash flows or other means, as appropriate under the circumstances.

Warranty Costs:  We generally provide product and service warranties for periods of six to 12 months. Based on historical experience and contract terms, we accrue the estimated cost of product and service warranties at the time of sales or, in some cases, when specific warranty problems are identified. Accrued warranty costs are adjusted periodically to reflect actual experience. Certain warranty and other related claims involve matters of dispute that ultimately are resolved by negotiation, arbitration or litigation. Occasionally, a material warranty issue can arise that is beyond our historical experience. We accrue for any such warranty issues as they become known and estimable.

As of November 4, 2006, accrued warranty costs were $2.9 million, reflecting a $0.4 million increase from $2.5 million at January 31, 2006. This increase was primarily attributable to the higher equipment sales volume generated during the first nine months of Fiscal 2006.

Payments for warranty obligations have been consistent in recent history. Payments were $2.1 million in the first nine months of Fiscal 2006 (0.3% of sales), $2.4 million in Fiscal 2005 (0.4% of sales), and $1.5 million in Fiscal 2004 (0.3% of sales). Although no known events exist that would cause a significant change to our historical experience related to warranty obligations, a change in events or circumstance could impact our expected operating results. Based upon our sales recorded in the first nine months of Fiscal 2006, a 0.1 percentage point increase in warranty expense as a percentage of sales would decrease our annual operating profit by $0.9 million.

Customer Deposits: We sometimes collect advance customer deposits to secure customers’ obligations to pay the purchase price of ordered equipment. For long-term construction contracts, these customer deposits are recorded as current liabilities until construction begins. During construction, the deposit liability is decreased and those reductions are reflected as income recognized under the percentage-of-completion method. Those reductions also, in turn, determine the balances in the recoverable costs and accrued profits in excess of billings and billings in excess of accrued profits balances. For all other sales, these deposits are recorded as current liabilities until revenue is recognized on delivery.

Insurance: We maintain a variety of insurance for our operations that we believe to be customary and reasonable. We are self-insured up to certain levels in the form of deductibles and retentions for general liability, vehicle liability, group medical and workers’ compensation claims. Other than normal business and contractual risks that are not insurable, our risks are commonly insured against and the effect of a loss occurrence is not expected to be significant. We accrue for estimated self-insurance costs and uninsured exposures based on estimated development of claims filed and an estimate of claims incurred but not reported as of each balance sheet date. We regularly review estimates of reported and unreported claims and provides for losses accordingly. Substantially all obligations related to general liability, vehicle liability, group medical and workers’ compensation claims related to the business acquired on January 23, 2006 were retained by the Predecessor.

Comparison of the Results of Operations—First Nine Months of Fiscal 2006 and First Nine Months of Fiscal 2005

Sales—We recorded $694.1 million of sales for the first nine months of Fiscal 2006, an increase of $193.6 million, or 39%, over the $500.5 million recorded in the same period of Fiscal 2005. A breakdown of sales for these periods is as follows:

	Successor	Predecessor
	First nine months	First nine months
	Fiscal 2006	Fiscal 2005
	(In thousands)

Equipment	$418,835	$252,740
Aftermarket parts and service	255,449	228,056
Rental	19,795	19,657

Total	$694,079	$500,453

This significant increase in sales over the first nine months of Fiscal 2005 is primarily attributable to strong demand for equipment from the oil and gas industry combined with our increased production output. Customer demand from this sector also contributed to the increase in aftermarket parts and service sales, while demand from customers in other markets that we serve also remained robust. Rental sales experienced a surge in demand following hurricanes Katrina and Rita in the third quarter of Fiscal 2005. Primarily due to the impact of the hurricanes, rental sales increased by $5.0 million in the third quarter of Fiscal 2005 from the quarterly sales level experienced in the first half of Fiscal 2005. Excluding sales related to the hurricanes in the Fiscal 2005 period, rental sales improved in Fiscal 2006, partially due to our expansion of the rental fleet during the first half of Fiscal 2006 along with improved rental fleet utilization.

Gross profit—Our gross profit increased to $124.2 million for the first nine months of Fiscal 2006 compared to $80.7 million in the same period of Fiscal 2005, reflecting an improvement in gross profit margin from 16% to 18%. As described in more detail under “— Segment Data”, gross profit margins improved in all segments of the business, primarily due to improved pricing in a strong market environment, along with a $2.5 million reduction in depreciation expense relating to reduced carrying values of acquired property, plant and equipment resulting from the allocation of purchase price from the Acquisition.

Selling and administrative expenses—Selling and administrative expenses increased to $81.1 million in the first nine months of Fiscal 2006 compared to $64.1 million in the same period of Fiscal 2005, representing a decrease in spending as a percentage of sales from 13% to 12%. The first nine months of Fiscal 2006 included a $1.8 million non-cash compensation charge associated with the sale of common equity from our principal shareholder to our President and Chief Operating Officer and a $5.1 million non-cash amortization expense pertaining to backlog resulting from the allocation of the purchase price from the Acquisition. The remainder of the increase in selling and administrative expenses was due to higher sales expense on higher sales volume and other corporate overhead expenses.

Other income, net—Other income was $1.7 million in the first nine months of Fiscal 2006, including a $1.0 million gain related to the sale of a marginal distribution territory.

Operating profit—Our operating profit improved to $44.8 million, or 6% of sales in the first nine months of Fiscal 2006, from $18.9 million, or 4% of sales in the same period of Fiscal 2005.

Interest expense, net—Net interest expense was $14.8 million in the first nine months of Fiscal 2006. This reflected interest paid under our credit facility and $5.1 million of accrued interest associated with our issuance of $150 million of senior notes in the second quarter of Fiscal 2006, along with a $1.5 million non-cash charge for the write-off of deferred financing costs related to the refinancing of our credit facility.

Comparison of the Results of Operations—Fiscal 2005 and Fiscal 2004

As described above, the results of operations for the year ended January 31, 2006 have been derived by combining the Acquired Business’s results for the period of February 1, 2005 to January 22, 2006 and our results for the period of January 23, 2006 to January 31, 2006.

Sales—We recorded sales in Fiscal 2005 of $690.7 million, compared to $548.5 million in Fiscal 2004, an increase of $142.2 million, or 26%. Sales during these periods consisted of the following:

	Combined	Predecessor
(In thousands)	Fiscal 2005	Fiscal 2004
	(non-GAAP)

Equipment	$359,558	$246,713
Aftermarket parts and service	304,085	281,429
Rental	27,030	20,334

Total	$690,673	$548,476

The $112.8 million, or 45%, increase in equipment sales in Fiscal 2005 was primarily driven by improved sales execution and the strong demand for our equipment from our domestic oil services industry customers.

The strong demand from customers in this industry, along with the other industries we serve, also contributed to the $22.7 million, or 8%, increase in aftermarket parts and service sales during Fiscal 2005. Rental sales increased in Fiscal 2005 by $6.7 million, or 33%, as a result of focused efforts to expand this business, along with increased demand for rental generators in the Gulf Coast region following Hurricanes Katrina and Rita in 2005.

Gross profit—Our gross profit was $107.9 million, or a 16% gross profit margin, in Fiscal 2005, compared to $86.0 million, or a 16% gross profit margin, in Fiscal 2004, an increase of $21.9 million, or 25%. The increase in gross profit was primarily driven by increased sales in Fiscal 2005.

Selling and administrative expenses—Selling and administrative expenses increased to $84.5 million, or 12% of sales, in Fiscal 2005, from $81.7 million, or 15% of sales, in Fiscal 2004. The increase in expenses in Fiscal 2005 was attributable to higher selling expenses resulting from the increase in sales volume, partially offset by $0.9 million in lower compliance costs associated with the implementation of Section 404 of the Sarbanes-Oxley Act of 2002 within the Predecessor’s corporate office.

Operating profit—Our operating profit improved to $25.9 million, or 4% of sales, in Fiscal 2005 from $7.0 million, or 1% of sales, in Fiscal 2004, resulting primarily from the improvements in gross profit described above.

Income taxes—As described above, subsequent to our acquisition of the businesses on January 23, 2006, as a limited liability company, we record no U.S. income tax expense. Prior to January 23, 2006, the Acquired Business’s effective income tax rate for Fiscal 2005 was 40%, compared to an effective rate of 8% in Fiscal 2004. The unusually low rate in Fiscal 2004 was the result of high federal tax credits in relation to pre-tax income during this period.

Comparison of the Results of Operations—Fiscal 2004 and Fiscal 2003

Sales—We recorded sales in Fiscal 2004 of $548.5 million, compared to $498.1 million in Fiscal 2003, an increase of $50.4 million, or 10%. Sales consisted of the following:

	Predecessor
(In thousands)	Fiscal 2004	Fiscal 2003

Equipment	$246,713	$209,646
Aftermarket parts and service	281,429	267,677
Rental	20,334	20,795

Total	$548,476	$498,118

We experienced an increase in sales of OEM stand-alone equipment and aftermarket parts and service across nearly all major product lines due to more focused sales efforts and general economic improvements in the equipment markets served. This increase was partially offset by a $10.5 million decrease in sales of manufactured products due to the timing of execution on large orders from oil and gas industry customers.

Operating profit—Our gross profit was $86.0 million, or a 16% gross profit margin, in Fiscal 2004, compared to $49.5 million, or a 10% gross profit margin, in Fiscal 2003, an increase of $36.5 million. Also, selling and administrative expenses were $81.7 million, or 15% of sales, in Fiscal 2004 compared to $96.6 million, or 19% of sales, in Fiscal 2003. The increase in gross profit and decrease in selling and administrative expenses from Fiscal 2003 to Fiscal 2004, together with an increase in other income of $2.5 million, generated a $53.9 million improvement in operating profit.

During Fiscal 2003, following a change in senior management, the new management of the Predecessor performed a strategic review of all business segments and implemented a series of strategic actions aimed at improving each business’s return on invested shareholder capital. As part of these strategic actions, the Predecessor exited certain geographic locations and product lines and streamlined the workforce throughout all business units. The new management of the Predecessor also took actions to liquidate inventory and other assets, in order to reduce the net invested capital in each business. As a result of these actions (and the settlement of certain pending litigation), the Predecessor recorded the following charges during Fiscal 2003:

	Cost of	Selling and
(In millions)	Sales	Administrative	Total

Inventory impairment and liquidation costs	$7.9	$—	$7.9
Legal defense and settlement costs	—	4.3	4.3
Employee separation costs	—	1.8	1.8
Manufacturing consolidation costs	1.8	—	1.8

Total	$9.7	$6.1	$15.8

In addition, the Predecessor implemented cost reduction plans including workforce reductions and changes to the employee pension, postretirement and medical benefits plans during Fiscal 2003, which generated the following improvements from Fiscal 2003 to Fiscal 2004:

	Cost of	Selling and
	Sales	Administrative	Total

Workforce reductions	$1.0	$6.7	$7.7
Changes to employee benefits	4.4	2.4	6.8

	$5.4	$9.1	$14.5

As a result of the above items, gross profit improved by $15.1 million from Fiscal 2003 to Fiscal 2004. The remaining $21.4 million improvement in gross profit in Fiscal 2004 was the result of increased sales volume along with improved pricing and cost efficiencies.

Selling and administrative expenses improved by $15.2 million from Fiscal 2003 to Fiscal 2004 as a result of the items noted above. In addition, Fiscal 2004 expenses improved due to a $4.7 million reduction in bad debt provisions. These reductions were partially offset by a $5.0 million increase in other operating expenses including $2.6 million of increased employee incentive payments in Fiscal 2004.

Other income increased by $2.5 million from Fiscal 2003 to Fiscal 2004, resulting from the sale of business assets and compensation received from one of the key supply partners.

Income taxes—The Predecessor’s effective income tax rate for Fiscal 2004 was 8%, compared to an effective rate of 42% in Fiscal 2003. The low rate in Fiscal 2004 was the result of high federal tax credits in relation to pre-tax income during the period.

Segment Data

Our reportable operating segments are based on the types of products and services offered and are aligned with the our internal management structure. Inter-segment and intra-segment revenues and costs are eliminated, and the operating profit (loss) represents the earnings (loss) before interest and income taxes.

Our reportable segments include:

Equipment—This segment designs, manufactures and markets equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems, serving the oil and gas industry. This segment also sells engines, transmissions and material handling equipment for well servicing, workover, drilling, pumping and other applications for a wide range of other industries.

Aftermarket Parts and Service—This segment provides aftermarket parts and service for products we manufacture and products manufactured by others, to customers in the oil and gas industry, as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries.

Rental—This segment provides equipment on a short-term rental basis, including generators, material handling equipment and air compressors, to a wide range of end-markets.

Corporate—Our corporate segment includes administrative overhead normally not associated with the specific activities within the operating segments. Such expenses include legal, finance and accounting, internal audit, human resources, information technology and other similar corporate office costs.

Certain general and administrative costs which are incurred to support all operating segments are allocated to the segment operating results presented. Operating results by segment are as follows:

				Predecessor	Successor
	Predecessor		Combined	Nine Months Ended
	Fiscal	Fiscal	Fiscal	October 29,	November 4,
(in thousands)	2003	2004	2005	2005	2006
			(non-GAAP)

Sales
Equipment	$209,646	$246,713	$359,558	$252,740	$418,835
Aftermarket Parts and Service	267,677	281,429	304,085	228,056	255,449
Rental	20,795	20,334	27,030	19,657	19,795

Total Sales	$498,118	$548,476	$690,673	$500,453	$694,079

Operating profit (loss)
Equipment	$(28,426)	$2,486	$10,365	$7,913	$26,711
Aftermarket Parts and Service	(2,086)	21,893	28,305	18,968	29,249
Rental	2,545	3,531	8,257	6,244	7,380
Corporate	(18,886)	(20,892)	(21,077)	(14,203)	(18,546)

Total operating profit	(46,853)	7,018	25,850	18,922	44,794
Interest expense, net	341	155	439	71	14,807

Earnings before income taxes	$(47,194)	$6,863	$25,411	$18,922	$29,987

Operating profit (loss) percentage
Equipment	(13.6% )	1.0%	2.9%	3.1%	6.4%
Aftermarket Parts and Service	(0.8)	7.8	9.3	8.3	11.5
Rentals	12.2	17.4	30.5	31.8	37.3
Consolidated	(9.4)	1.3	3.7	3.8	6.5

Segment Results Comparison—First Nine Months of Fiscal 2006 and First Nine Months of Fiscal 2005

Equipment—Operating profit generated by the equipment segment increased to $26.7 million in the first nine months of Fiscal 2006 from $7.9 million in the comparable period of Fiscal 2005, representing an improvement in operating profit margin from 3.1% to 6.4%. The increase in operating profit is attributable to $33.0 million of incremental gross profit generated by the higher sales volume, partially offset by $4.0 million of higher selling expenses and $10.2 million of higher general and administrative expenses resulting from the higher mix of equipment sales in the Fiscal 2006 period and which included $5.1 million of amortization recorded in the Fiscal 2006 period associated with acquired order backlog.

Our equipment order backlog as of November 4, 2006 was $560.4 million. The order backlog is expected to be completed substantially by the end of Fiscal 2007. To improve productivity and lower costs, we are adding flow lines to our manufacturing process relating to several of our products. These measures are aimed at improving the operating profit margins in the periods ahead.

Aftermarket Parts and Service—Operating profit generated by the aftermarket parts and service segment increased to $29.2 million in the first nine months of Fiscal 2006 from $19.0 million in the comparable period of Fiscal 2005, representing an improvement in operating profit margin from 8.3% to 11.5%. This improvement was primarily attributable to improved pricing and incremental sales volume of $8.3 million. In addition, this segment benefitted from $1.9 million of lower general and administrative expenses resulting from the lower mix of aftermarket sales in the Fiscal 2006 period.

Revenues for aftermarket parts and service increased by 12.0% in the first nine months of Fiscal 2006 compared to the same period of Fiscal 2005. We anticipate the markets we serve will continue to remain strong in the near-term and provide us with an opportunity to grow our sales volume, and consequently, our operating margins. However, sales in this segment are not subject to long-lead time orders making visibility of future sales difficult.

Rental—Operating profit generated by the rental segment increased to $7.4 million in the first nine months of Fiscal 2006 from $6.2 million in the comparable period of Fiscal 2005, representing an improvement in operating profit margins from 31.8% to 37.3%. This improvement was attributable to a $1.0 million reduction in cost of sales combined with $0.2 million of higher sales. The reduction in cost of sales was primarily related to $0.9 million of lower rental fleet depreciation expense resulting from the allocation of purchase price to acquired rental assets in the Acquisition.

Rental revenue in the third quarter of Fiscal 2006 was $6.9 million, reflecting an 7.9% improvement sequentially over the second quarter of Fiscal 2006. During Fiscal 2006, we focused our efforts on the formulation of new pricing policies, reducing our rental fleet through the disposal of lower utilization assets, and selected expenditures to expand certain areas of the fleet. During the third quarter of Fiscal 2006, our rental fleet utilization was approximately 70%. We will continue to focus on improving our rental fleet utilization and selective expansion of the rental fleet in order to drive operating profit improvements. However, similar to our aftermarket business, projecting future sales volumes is difficult in the rental business due to the lack of long-lead orders. Capital expenditures for rental fleet additions are expected to be at a lower level in Fiscal 2007 than in Fiscal 2006.

Corporate—Corporate and administrative expenses increased to $18.5 million in the first nine months of Fiscal 2006 from $14.2 million in the comparable period of Fiscal 2005. Results for the first nine months of Fiscal 2006 include a $1.8 million non-cash compensation charge associated with the sale of common equity to our President and Chief Operating Officer. The remainder of the increase represents comparatively higher expenses following the Acquisition as we continue to build our corporate infrastructure.

Excluding non-cash charges associated with equity compensation, corporate and administrative expenses in the near-term are not expected to increase significantly. During the fourth quarter of Fiscal 2006, our principal shareholder sold common equity to our former Vice Chairman and Chief Executive Officer which was reacquired upon his resignation in January 2007. This transaction, along with the third quarter sale noted above, is expected to result in non-cash compensation expense of $1.8 million during the fourth quarter of Fiscal 2006 and an additional $0.4 million in Fiscal 2007.

Segment Results Comparison—Combined Fiscal 2005 and Fiscal 2004

Equipment—Operating profit generated by the equipment segment increased to $10.4 million in the combined Fiscal 2005 from $2.5 million in Fiscal 2004, representing an improvement in operating profit margin from 1.0% to 2.9%. The increase in operating profit was attributable to an $11.3 million increase in gross profit generated by higher sales volume, partially offset by $3.4 million of higher selling expenses.

Aftermarket Parts and Service—Operating profit generated by the aftermarket parts and service segment increased to $28.3 million in combined Fiscal 2005 from $21.9 million in Fiscal 2004, representing an improvement in operating profit margin from 7.8% to 9.3%. The increase in operating profit was primarily attributable to $5.7 million of incremental gross profit generated by the higher sales volume, along with $0.7 million of lower general and administrative expense allocations resulting from the lower mix of aftermarket sales in Fiscal 2005 and lower overall general and administrative spending.

Rental—Operating profit generated by the rental segment increased to $8.3 million in combined Fiscal 2005 from $3.5 million in Fiscal 2004, representing an improvement in operating profit margins from 17.4% to 30.5%. The increase in operating profit included $5.1 million of increment gross profit generated by the higher sales volume. As described above, combined Fiscal 2005 rental sales were favorably impacted by the demand following hurricanes Katrina and Rita. This improvement was slightly offset by a $0.3 million increase in general and administrative expense allocations resulting from the higher mix of rental sales in combined Fiscal 2005.

Corporate—Corporate office expenses allocated to the Acquired Business increased slightly to $21.0 million in combined Fiscal 2005 from $20.9 million in Fiscal 2004.

Segment Results Comparison—Fiscal 2004 and Fiscal 2003

Equipment—Operating profit generated by the equipment segment increased to $2.5 million in Fiscal 2004 from a $28.4 million operating loss in Fiscal 2003, representing an improvement in margin from a 13.6% operating loss to a 1.0% operating profit. As described above, the Predecessor incurred significant charges associated with strategic actions taken during Fiscal 2003. The improvement in the equipment segment included $6.2 million attributable to inventory impairment and liquidation, $1.8 million related to manufacturing consolidation, $2.1 million resulting from workforce consolidations, $1.8 million resulting from changes in employee benefits, and a $1.9 million decrease in bad debts expense. The remaining $12.1 million improvement is primarily attributable to improved gross profit margins on higher sales volume, as well as reduced administration allocations.

Aftermarket Parts and Service—Operating profit generated by the aftermarket parts and service segment increased to $21.9 million in Fiscal 2004 from a $2.1 million operating loss in Fiscal 2003, representing an improvement in margin from a 0.8% operating loss to a 7.8% operating profit. The improvement in the aftermarket parts and service segment included $1.1 million attributable to inventory impairment and liquidation, $3.5 million resulting from changes in employee benefits, and a $2.9 million decrease in bad debts expense. The remaining $16.5 million improvement is primarily attributable to improved gross profit margins on higher sales volume, as well as reduced administration allocations.

Rental—Operating profit generated by the rental segment increased to $3.5 million in Fiscal 2004 from $2.5 million in Fiscal 2003, representing an improvement in operating profit margins from 12.2% to 17.4%. The increase in operating profit was attributable to lower cost of sales resulting from improved rental fleet utilization following the sale of rental fleet assets in Fiscal 2004. In addition, administrative expense allocations declined by $0.9 million from Fiscal 2003.

Corporate—Corporate office expenses allocated to the Acquired Business increased to $20.9 million in Fiscal 2004 from $18.9 million in Fiscal 2003.

Liquidity and Capital Resources

Our principal source of liquidity is cash generated by operations. We also have a $125 million revolving credit facility which we draw upon when necessary to satisfy our working capital needs and generally pay down with available cash. Our liquidity needs are primarily driven by changes in working capital associated with execution of large manufacturing projects. While many of our contracts include advance customer deposits and progress billings, some international contracts provide for substantial portions of funding under confirmed letters of credit upon delivery of the products. For the first half of Fiscal 2007, working capital is expected to increase as a result of the timing of large international orders.

During the first nine months of Fiscal 2006, we generated cash from operating activities of $65.2 million. This cash was primarily attributable to $47.0 million generated by net earnings, adjusted for non-cash items. Changes in operating assets and liabilities generated $18.2 million, including a $5.1 million increase in accrued interest related to our senior notes, along with a $13.5 million increase in accrued payroll, benefits, property taxes and other liabilities related to the Acquisition. As the existing liabilities of the business were retained by the Predecessor in the Acquisition, our liabilities balances increased to normalized levels in Fiscal 2006, generating positive operating cash.

Cash used for the increase in inventory of $32.8 million during the Fiscal 2006 period was offset by $35.5 million provided by accounts receivable, accounts payable, recoverable costs and accrued profits in excess of billings, and billings in excess of incurred costs. We continue to focus on improving payment terms from customers, including higher customer deposits and progress payments, in order to meet working capital requirements associated with higher sales volumes.

Net cash used in investing activities was $31.5 million during the first nine months of Fiscal 2006. This included $21.9 million of capital expenditures, of which $15.5 million related to additions to our rental fleet. Investing activities also reflect the payment of $1.9 million of legal costs and a $6.4 million working capital purchase price adjustment at the closing of the Acquisition and $3.0 million of investments in restricted cash related to the floor plan financing indebtedness of our unrestricted subsidiary.

Net cash used in financing activities was $22.2 million during the first nine months of Fiscal 2006, including $11.6 million of tax distributions to the holders of common equity. In addition, $5.2 million of deferred financing costs were incurred in conjunction with the $150 million senior notes offering in July 2006, and long-term loan obligations were reduced by $6.3 million based on net cash provided by the business.

As of November 4, 2006, our cash and cash equivalent balance was $12.6 million. This cash balance primarily reflected cash inflows on the final day of the period, which could not be applied to pay down amounts borrowed under our senior credit facility until after the end of the period.

Current Resources

Prior to the Acquisition, the capital needs of the business were funded by the available cash balances of the Predecessor’s parent. As a result, with the exception of short-term notes payable of foreign subsidiaries, the business carried no debt to finance capital requirements.

In connection with the Acquisition, a $70.0 million capital contribution was made by the holders of our equity interests. The contribution included $5.0 million of common interests, along with $65.0 million of preferred interests. The preferred interests were converted into common interests during the fourth quarter of Fiscal 2006, constituting 25% of the total common equity interest, after giving effect to such conversion. A dividend payment with respect to the preferred units of $4.1 million was declared and paid during the fourth quarter of Fiscal 2006, representing an 8% preferential profit distribution accrued by the preferred units prior to conversion.

Also in connection with the Acquisition, we entered into a $250.0 million senior credit facility which expires in January 2011, including term loans of $66.0 million and a revolving credit facility of $184.0 million. During the second quarter of Fiscal 2006, we issued $150.0 million of senior notes, which bear interest at 10% per annum and mature in July 2014. Interest payments on the senior notes are due semi-annually, including a $7.9 million payment which was due and paid on January 15, 2007. The net proceeds from the issuance of the senior notes were applied to pay off the outstanding term loans and reduce the borrowings under the revolving credit facility. In conjunction with this refinancing, the senior credit facility was amended, reducing the credit facility to a $125.0 million revolving credit facility.

The amended $125.0 million revolving credit facility is secured by substantially all accounts receivable, inventory and rental equipment assets and provides for borrowings at LIBOR, plus a margin ranging from 1.375% to 2.50% per annum, based on our leverage ratios, as specified in the credit agreement. As of November 4, 2006, borrowings under the facility bear interest at LIBOR plus 1.50%, or 7.0%. A commitment fee of 0.375% per annum is payable on all unused portions of the revolving credit facility. Interest payments are due monthly, or as LIBOR contracts expire. The revolving credit facility also has a $20.0 million sub-facility which may be used for letters of credit. As of November 4, 2006, there were $5.8 million of letters of credit outstanding.

As of November 4, 2006, borrowings under our senior credit facility and our senior notes were as follows:

(In thousands)

Revolving credit facility	$38,532
Senior notes	150,000

Total	$188,532
Less: current portion	—

Long-term debt, net of current portion	$188,532

We incurred $3.3 million of capitalized legal and financing charges associated with establishing the original $250.0 million senior credit facility, which are amortized over the five-year term of the facility. As a result of the amendment reducing the facility to $125.0 million, we recorded a $1.5 million non-cash charge during the second quarter of Fiscal 2006 in interest expense. We also incurred $5.1 million of capitalized legal and financing charges associated with the issuance of our senior notes during the second quarter of Fiscal 2006. These costs will be amortized over the eight-year term of the notes. As of November 4, 2006, $6.2 million of unamortized costs were included in the balance sheet.

To facilitate the purchase of new and used inventory for its Freightliner truck dealership, the Predecessor entered into a floor plan financing agreement with a commercial bank during Fiscal 2004. In connection with the Acquisition, this floor plan financing agreement was modified. As modified, this floor plan facility allows for borrowings of up to $3.0 million and is secured by $3.0 million of cash collateral. The obligations of our subsidiary Stewart & Stevenson Truck Holdings LLC under the floor plan facility have recourse only to Stewart & Stevenson Truck Holdings LLC. As of November 4, 2006, $2.6 million in advances were outstanding under this floor plan facility. Advances under this floor plan facility bear interest at the prime rate.

Our international subsidiaries have foreign currency bank notes payable consisting of renewable, secured loans. These loans are denominated in local currency (Colombian Pesos and Venezuelan Bolivars) and are secured by $2.0 million of letters of credit principally bearing market-based variable rates of interest. We use foreign-denominated debt to limit the exposure to foreign currency exchange rate fluctuations. As of November 4, 2006, $1.5 million was outstanding under these facilities.

We currently believe that we will make approximately $25.0 million of capital expenditures during Fiscal 2006, including the $21.9 million of expenditures made during the first nine months of the year. Of the $25.0 million in total planned expenditures, we estimate that approximately $17.0 million will relate to rental fleet additions. In Fiscal 2007, we currently believe that our capital expenditures will be less than $25.0 million.

Based on the borrowings outstanding and letters of credit issued at December 29, 2006, approximately $80 million of borrowings were available under the revolving credit facility. We believe that the business will continue to generate cash from operating activities in excess of planned capital expenditures and required distributions for income tax obligations and servicing our indebtedness. Therefore, we believe that our available sources of funds including borrowings under our senior credit facility, are adequate to cover our near-term requirements for working capital investments, capital expenditures, and other obligations.

The credit agreement governing the senior credit facility contains financial and operating covenants with which we and our subsidiaries must comply during the term of the credit agreement. These covenants include the maintenance of a fixed charge coverage ratio, restrictions related to the incurrence of certain indebtedness and investments, and prohibition of the creation of certain liens. We were in compliance with all covenants for the applicable test periods as of November 4, 2006. See “Description of Indebtedness — Senior Credit Agreement.”

Scheduled maturities under the credit agreement, our senior notes and other operating lease commitments as of November 4, 2006, are as follows:

	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal
(In thousands)	2006	2007	2008	2009	2010	Thereafter	Total

Senior debt obligations	$—	$—	$—	$—	$—	$188,532	$188,532
Notes payable	3,025	1,119	—	—	—	—	4,144
Interest on senior debt obligations and notes payable(1)	8,704	18,077	18,021	18,021	18,021	53,885	134,729
Operating leases	1,030	3,385	2,266	1,677	1,027	499	9,884

Total contractual cash obligations	$12,759	$22,581	$20,287	$19,698	$19,048	$242,916	$337,289

(1)	Interest in respect of our senior credit facility and notes payable is calculated assuming outstanding balance and the current average borrowing rate at November 4, 2006 remain unchanged over the term of the facilities.

Foreign Exchange Risk

Our international subsidiaries in Colombia and Venezuela transact business in local currencies. However, these subsidiaries do not represent a significant amount of our total operations. As a result, our results of operations are not significantly impacted by fluctuations of foreign currencies against the U.S. dollar.

Interest Rate Risk

We use variable-rate debt to finance certain of our operations and capital expenditures. Assuming the entire $125.0 million revolving credit facility were drawn, each quarter point change in interest rates would result in a $0.3 million change in annual interest expense.

Recently Issued Accounting Pronouncements

Recent accounting pronouncements: In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period in Fiscal 2006, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. We adopted SFAS No. 123R on February 1, 2006. Accordingly, all share-based compensation is recorded based on the fair value at the date of the award and expensed over the vesting period.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB 43, Chapter 4,” which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs we incurred beginning in Fiscal 2006. We do not believe the implementation of SFAS No. 151 will have a material impact on its consolidated financial statements.

Business

Our Company

We are a leading designer, manufacturer and marketer of specialized equipment and provide aftermarket parts and service to the oil and gas and other industries that we have served for over 100 years. Our diversified product lines include equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems as well as engines, transmissions and material handling equipment. We have a substantial installed base of equipment, which provides us with significant opportunities for recurring, higher-margin aftermarket parts and service revenues. We also provide rental equipment to our customers.

We believe that our proven track record has allowed us to capitalize on the increasing demand for products and services in the markets we serve. That demand has been driven primarily by capital spending in the oil and gas industry, which accounted for an estimated 70% of our equipment revenues and an estimated 60% of our total revenues in each of Fiscal 2005 and the first nine months of Fiscal 2006. Our extensive and diverse customer base includes many of the world’s leading oilfield service companies such as Schlumberger Ltd., Weatherford International Ltd. and BJ Services Company as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries. Our top ten customers by revenue over the last three fiscal years have been purchasing our products for over ten years.

We have experienced significant growth in recent years, primarily as a result of increasing demand for our products and services as well as the initiatives that we have taken to streamline our manufacturing processes and focus our efforts on higher margin opportunities.

We operate our business through our equipment, aftermarket parts and service and rental operating segments. The following charts identify the percentages of revenue by segment and operating profit by segment for the first nine months of Fiscal 2006.

Revenue by Segment	Operating Profit by Segment

Our Strengths

We believe our operations benefit from a number of competitive strengths, including the following:

Strong Brand Recognition. We believe that the “Stewart & Stevenson” brand has long been recognized in the oil and gas industry as well as in other industries we serve and identified with high-quality products, innovative solutions and dependable service. We believe that this brand recognition represents a significant competitive advantage domestically and internationally.

Leading Provider of Oilfield Services Equipment. We are the second largest oilfield services unit manufacturer worldwide and have been for a number of years according to Spears & Associates, Inc., an independent market research and consulting firm. We believe this successful record is the result of continually providing high-quality, technically-advanced products using state-of-the-art components, processes and techniques. We believe that, as a result of this platform, we are able to achieve substantial growth in our equipment segment during periods of high capital investment in oilfield services while maintaining steady growth in our aftermarket parts and service segment during periods of slower capital investment.

Experienced Provider of Integrated Solutions. Our product lines include integrated, site-ready solutions, which can incorporate a variety of components into a single system, for a wide range of oilfield services and support applications. We believe that our engineered product offerings are distinguished by technical specifications and product performance and are enhanced by our aftermarket service and support. We pursue a partnering based approach with our customers, in which our engineering and development teams work closely to ensure our standard products are tailored to meet specific customer requirements. This ability to leverage standard products enables us to more closely align ourselves with our customers on a continuing basis rather than on an individual transaction basis.

Extensive High-Margin Aftermarket Business. We are committed to providing our customers with high-quality parts and service throughout the lifecycle of our products. We provide in-house and on-site services through our 42 customer service facilities. Our extensive and growing aftermarket parts and service business typically generates higher margins than our equipment business and is enhanced by the long-standing relationships we have with many of our key suppliers.

Strong Engineering and Technical Expertise. We have highly trained and experienced mechanical, electrical, electronic, industrial and software engineers and support personnel. Our engineering group has core competencies in product applications and support systems, sophisticated hydraulics and controls, large welded structures, low to high voltage electrical power generation and switchgear, engine-driven machine design, specialty vehicle design and electrical instrumentation, controls and software driven control packages. This expertise enables us to design, develop and deliver high-quality, technically-advanced integrated product solutions for our oil and gas and other customers.

Established, Diversified Customer Base. We have strong, long-standing relationships with many of our top customers. We maintain a broad customer base of more than 2,000 customers including leading oil and gas service companies, drilling contractors, integrated oil companies and national oil companies, as well as customers in the power generation, marine, mining, construction, commercial vehicles and material handling industries. In Fiscal 2005, no single customer accounted for more than 8% of our total revenues, and our top 10 customers, which include domestic and international businesses, collectively represented approximately 25% of our total revenues.

Highly Experienced Management Team. Our senior management team has an average of more than twenty years of industry experience. In addition, our chairman and majority equity holder has extensive global experience in the energy industry and diversified areas of manufacturing, marketing, finance, international trade and international economic cooperation. Our board of directors includes individuals who are prominently recognized for their distinguished accomplishments in the United States and abroad and who we believe provide us with an uncommon strategic resource and competitive advantage.

Our Strategy

As a result of our market presence and competitive strengths, we believe that the new dynamics of a rapidly-growing energy industry and the challenges and opportunities offered by an increasingly interdependent global economy have opened strategic opportunities for us. We are focused on streamlining operations and emphasizing cost effectiveness while also taking advantage of significant opportunities that are now available to us for the establishment of a significant international presence. We believe implementing the following strategic initiatives, established by our management team and led by our chairman of the board, will enable us to leverage our globally-recognized brand name and take advantage of significant demand for our well-known products across the global marketplace.

Leverage the Stewart & Stevenson Brand Name. We believe our brand name enjoys significant domestic and international recognition in the oil and gas industry and reflects our reputation for quality products, innovative solutions and dependable service. We intend to maximize the benefits of this recognition by prominently featuring the brand name in our sales and marketing efforts for our core value-added equipment sales and aftermarket parts and service businesses and strengthening the brand further by pursuing technological innovations. We believe that our brand name recognition will enhance our opportunities as we seek to cross-sell and diversify our product lines and expand our international operations.

Grow Our Position As a Market Leader. We believe our ability to tailor products to the specific needs of our customers combined with our comprehensive aftermarket capabilities and broad geographic reach positions us as the primary provider for a broad range of our customers’ needs. We believe the benefits of our cost effectiveness programs combined with our continuing service to industries outside of the oil and gas industry, all of which stand to be major beneficiaries in the event the energy industry enters a period of price stabilization, will serve as positive factors to support our ability to maintain growth.

Improve Productivity and Competitiveness. We intend to enhance our productivity and strengthen our competitiveness by expanding our engineering team and technical expertise to further improve our manufacturing capabilities. We are standardizing the design and manufacture of many of our products so they can be manufactured on an assembly flow-line, which allows us to produce them utilizing less manufacturing resources on a more cost-efficient basis. We are also streamlining our operations by consolidating our aftermarket parts and service organization as well as our manufacturing operations.

Expand Our Global Platform. We believe that our expanding product range and geographic infrastructure, combined with the extensive global knowledge and experience of our management team and board of directors, provide us with a strong foundation for international growth. In addition, many of our long-term customers in domestic markets are also active in international markets, which we believe will benefit us as we expand our international operations. We believe that, even in the event of commodity price adjustments, globalization and interdependence of the growing world economy will, for the foreseeable future, result in the continuation of current capital expenditure programs in the energy industry. We believe there are immediate opportunities in major energy producing nations, particularly in the Middle East, Russia, China, Central Asia and Latin America, and we believe we can expand our international market share and generate a higher percentage of our total revenue from these regions.

Selectively Pursue Growth Opportunities. We intend to selectively seek strategic growth opportunities organically as well as through acquisitions, joint ventures, geographic expansion and the development of additional manufacturing capacity. We intend to pursue a targeted and disciplined acquisition strategy, focused on enhancing our earnings and cash flows, diversifying our supply chain, adding complementary product offerings, expanding our geographic footprint, improving production efficiency and growing our customer base. We believe such opportunities exist in the marketplace today and that we have the resources and capacity to exploit such opportunities.

Continue to Develop an Exemplary Workforce. We believe we have a highly trained and experienced workforce. We are dedicated to providing extensive training, education and career development programs to all employees, including our senior management team. We believe that our commitment to continuing to attract and retain high quality and experienced personnel provides a foundation that will enable us to better implement and execute our initiatives to improve productivity and competitiveness and expand our global platform.

Industry Overview

We believe we are well positioned to capitalize on favorable industry conditions in the markets we serve, including the oil and gas industry as well as other industries in which our customers operate.

Increasing Capital Spending in the Oil and Gas Industry. Growing worldwide demand for energy has resulted in significantly increased capital expenditures by oil and gas producers. According to Spears & Associates, Inc., annual worldwide drilling and completion expenditures have increased from $64 billion in 2000 to $158 billion in 2005, representing a compound annual growth rate of 20%, and are projected to increase at a compound annual growth rate of 16% through 2010, reaching $294 billion by 2010.

Increasing Demand for Natural Gas in the United States. The majority of our international revenues is derived from oil and gas customers engaged in the exploration and production of crude oil, while most of our domestic oil and gas related revenues are derived from customers engaged in the exploration and production of natural gas. According to the Energy Information Administration, or EIA, U.S. demand for natural gas has increased 28% since 1985 and is expected to grow an additional 21% through 2030. Because of natural declines in many mature U.S. natural gas fields, more activity is required to maintain natural gas production levels. According to EIA estimates, U.S. natural gas production has decreased by 2.5% from 1996 to 2005, while the number of natural gas production wells increased by 41% over the same period. We believe that the resulting increases in natural gas drilling and completion activity will contribute to increased demand for our oil and gas services equipment and aftermarket parts and service.

Increasing Unconventional Natural Gas Production. Production from certain unconventional natural gas sources generally requires greater utilization of the technologically-advanced well stimulation equipment that we provide. According to EIA estimates, unconventional natural gas production, which includes low permeability or tight gas reservoirs, coal beds and shales, increased from 16% of all U.S. production in 1990 to 42% of U.S. production in 2005 and is forecasted to grow to 51% of U.S. production by 2030. We believe that our leading position in the provision of well stimulation equipment and aftermarket parts and services positions us well to benefit from this projected growth.

Impact of Non-Energy Markets. Many of the non-energy industries we serve have been experiencing significant growth, particularly the commercial vehicles and material handling industries. According to Ward’s Automotive, U.S. Class 8 truck unit sales have grown from approximately 146,000 in 2002 to approximately 284,000 in 2006, representing a compound annual growth rate of 18%, and the American Trucking Association truck tonnage index increased 16% from the beginning of 2002 through the end of 2005. We believe that Class 8 truck unit sales and truck tonnage generally serve as leading indicators of demand for our commercial vehicles equipment and aftermarket parts and service. According to the Industrial Truck Association, U.S. forklift factory shipments increased by 44% from 2002 to 2006, which we believe will drive increased demand for our material handling products.

Products and Services

Through our three segments, we design, manufacture, and market a wide-range of equipment, provide aftermarket parts and service, and provide rental equipment to a broad range of customers.

Equipment

We design, manufacture and market equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems. We also sell engines, transmissions, utility, and material handling equipment for well servicing, workover, drilling, pumping and other applications outside the oil and gas industry. A substantial portion of the products we sell include components provided by our seven key OEMs. Our relationships with these OEMs generally enable us to sell their products globally as components of our engineered equipment and in specified territories as stand-alone products. We have been the only factory-authorized provider of a substantial portion of the stand-alone products of our seven key OEMs in these territories, which principally cover major oil and gas fields in the United States, for an average of approximately 40 years. For Fiscal 2005 and the first nine months of Fiscal 2006, approximately 55% and 45% of our equipment sales revenues were derived from engineered products and stand-alone products, respectively. Approximately 48% of our product costs represents equipment supplied to us by these OEMs, which we use in combination with our design, engineering, and manufacturing expertise to deliver a value-added, integrated solution to our customers.

The following table lists the equipment we provide:

	Percentage of total
	equipment sales in the first
Product line	nine months of fiscal 2006	Product description

Well Stimulation	33%	Equipment that includes fracturing pumps, blenders, hydration, chemical additive systems and control systems and software used to enhance oil and gas production.
Engines	21%	Internal combustion diesel and natural gas engines.
Transmissions	11%	Automatic transmissions and related products.
Material Handling	9%	Fork lift trucks and ancillary equipment.
Power Generation	4%	Standby, emergency backup, fire suppression and prime power in a variety of configurations and capacities using natural gas and diesel engines.
Prime Mover Packages	3%	Engineered packages; mating internal combustion engines to a transmission or torque converter to power specific customer applications.
Rail Car Movers	3%	Engine-driven equipment used in rail car switching operations.
Coiled Tubing	1%	Well workover, stimulation, and drilling equipment used on land and offshore applications which includes patented products such as injector heads.
Other	15%	Various equipment utilized in the oil and gas services industry, such as cementing, nitrogen pumping, fluid pumping and contract manufacturing of seismic equipment.

Aftermarket Parts and Service

We provide aftermarket parts and service to customers in the oil and gas industry, as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries. Our aftermarket parts and service business supports equipment manufactured by approximately 100 manufacturers and, in certain cases, including for a substantial portion of our product offerings from our seven key OEMs, we have been the only factory-authorized parts and service provider for specified territories, principally in major oil and gas fields in the United States. Approximately 37% of our total revenues for the first nine months of Fiscal 2006 were from our aftermarket parts and service business of which approximately 73% were related to parts and 27% were related to service. For first nine months of Fiscal 2006, approximately 70% of the aftermarket parts and service revenues pertain to products sourced from our seven key OEMs with whom we have had long-standing relationships.

We believe there are a number of factors which affect our customer’s decision when choosing their supplier of aftermarket parts and service which include the customer’s preference to use factory-authorized parts and service, price, parts availability, level and number of experienced technicians, proximity to the customer’s location, and flexibility to service products in the field. We employ approximately 700 highly skilled service technicians and maintain a substantial investment in parts inventory managed by experienced parts personnel. We have over 500 service bays throughout our 42 customer support facilities located near major petroleum fields in the United States and abroad allowing us to service our customers. We also have significant capabilities to service the customer at their site due to our large number of technicians and our close proximity to the customer. Additionally, we provide aftermarket parts through our network of approximately 162 authorized dealers. We believe that the broad installed base of our equipment, our customers’ preference to use factory-authorized parts and service, our proximity to the customer, and our service capabilities provides us with a strong foundation for a stable aftermarket parts and service revenue stream.

The following map represents our manufacturing facilities, service locations and states in which we have an OEM supply agreement.

Rental

Our rental products primarily consist of generators, material handling equipment and air compressors that are offered to a wide range of end markets and are principally rented on a short-term basis as a complementary solution to equipment sales. Our rental fleet consists of over 1,300 units as of November 4, 2006 and revenues for the first nine months of Fiscal 2006 represent approximately 3% of our total revenues. We are able to complement our equipment offering by providing our customers the flexibility of renting certain equipment versus purchasing. Our rental products generate our highest margins and provide us with a strong return on our investment.

The following table lists our rental products:

	Approximate
	percentage of
	total rental
	revenues in the first
	nine months of
Product line	fiscal 2006	Product description

Material Handling Equipment	50%	Fork lift trucks, railcar movers, and ancillary equipment.
Generators	35%	Engines/generators ranging from 25 to 2,000 kilowatts.
Air Compressors	15%	Air compressors ranging from 375 to 1,600 cubic feet per minute.

Our utilization rate for the first nine months of Fiscal 2006 averaged approximately 65% of our available rental fleet, and we generally recover our costs to acquire rental equipment over a three-year period. The average useful life of our rental equipment is approximately five years and our practice is to sell a unit out of the rental fleet upon reaching its useful life. We closely monitor our utilization rate before making capital investments used to replenish or grow the rental fleet.

Customers & Markets

We maintain a broad customer base of more than 2,000 customers including leading oil and gas service companies, drilling contractors, integrated oil companies, and national oil companies, as well as customers in the power generation, marine, mining, construction, commercial vehicles, and material handling industries. We are not dependent on any single customer and during the last three fiscal years our ten largest customers accounted for approximately 25% of our total sales and no single customer accounted for more than 8% of our sales. The demand of our customers for the products we provide has not historically been characterized by seasonality.

The following table lists the markets and types of customers we serve:

	Percentage of total
	revenues in the first
Market	nine months of fiscal 2006	Types of customers

Oil and gas services	61%	Well stimulation providers, drilling contractors, well servicing companies, integrated oil companies, and national oil companies.
Commercial vehicles	10%	Freight transportation companies, emergency services, transit authorities, and recreational vehicle users. Primarily aftermarket parts and service.
Marine	4%	Offshore work boat providers, tug boat operators, and recreational boat users.
Material handling	4%	Warehouse / distribution companies, manufacturing companies, chemical companies, and various others utilizing fork lifts and rail car spotters.
Construction	2%	Commercial building and home construction companies, and highway construction companies.
Power generation	2%	Providers of electricity for commercial and personnel consumption.
Government	1%	Federal Agencies (such as the U.S. Department of Defense), State Agencies (such as Department of Transportation) and Local Agencies (such as Department of Public Works).
Mining	1%	Companies involved in the extraction of raw materials through various mining methods.
Other	15%	Primarily authorized dealers and distributors of our products in various markets including the primary markets we serve and various other industries.

We believe that our wide range of high-quality standard products, demonstrated by our ISO 9001:2000 certifications, and our partnership based approach generate high levels of customer satisfaction and result in repeat business.

Sales and Marketing

We primarily sell and market our products directly to our customers through our sales and services centers in the United States and abroad with a direct sales force of approximately 166 employees. We also utilize a network of approximately 162 authorized dealers and approximately 20 independent overseas sales representatives to market and distribute our products. Our equipment product lines are generally sold directly to the end users and in certain international markets we may use authorized sales representatives to help facilitate the marketing of our products. Our aftermarket parts and service and rental product lines are also provided to our customers on a direct basis but we also utilize a network of authorized dealers to market and distribute parts. We estimate that during the first nine months of Fiscal 2006, 93% of our total sales resulted from direct sales to the customer while 7% was derived from sales to our dealer network.

Backlog

Our unfilled equipment order backlog has increased in each of the past eight quarters and, as of November 4, 2006, was $560.4 million. We expect to recognize approximately 24% of this equipment order backlog as revenue in the remainder of Fiscal 2006.

Our equipment order backlog since the beginning of Fiscal 2004 has grown as follows (in millions of dollars) at period end:

Our unfilled equipment orders that we include in equipment order backlog consist of written purchase orders and signed contracts, accompanied, where required by our credit policies, by credit support (typically down payments or letters of credit) determined in accordance with our credit policies. Historically, cancellations are infrequent; however, these unfilled orders are generally subject to cancellation. Purchase options are not included in equipment order backlog until exercised.

Competition

We operate in highly fragmented and very competitive markets and as a result, we compete against numerous businesses. Some of our competitors have achieved substantially more market penetration with respect to certain products, such as coiled tubing and generators, and some of our competitors are larger and have greater financial and other resources.

Major competitors for well stimulation equipment include Caterpillar, Inc., Crown Energy Technologies, and Halliburton Company. National Oilwell Varco, Inc. and Foremost Industries LP are our top competitors for coiled tubing products. In our rail car mover product line, we compete against Trackmobile, Inc. and Central Manufacturing Inc. and we compete with Cummins Inc. and Caterpillar, Inc. and their distributors for generators and other types of engine-driven products. ZF Industries Inc. and Twin Disc Incorporated are our primary competitors for transmissions. We believe that our customers base their decision to purchase equipment based on price, lead time and delivery, quality, and aftermarket parts and service capabilities.

For aftermarket parts sales, we compete with distributors of factory-authorized genuine parts, with providers of non-genuine parts and remanufactured parts, and other distributors of genuine parts. For aftermarket service sales, the market is highly fragmented and characterized by numerous small, independent providers. We believe there are a number of factors that affect our customers’ decision when choosing their supplier of aftermarket parts and service, including the customer’s preference to use factory-authorized genuine parts and service. Customers also consider price, parts availability, level and number of experienced technicians, proximity to the customer’s location, and flexibility to service products in the field.

Our rental business focuses on generators, material handling equipment and air compressors and we compete with much larger companies, including United Rentals Inc., NationsRent Companies Inc., Hertz Equipment Rental Corporation, and Aggreko plc. We believe our customers base their decision to rent equipment based on price, availability, and aftermarket parts, support and service.

We believe that the significant capital required to obtain and operate manufacturing facilities, acquire and maintain adequate inventory levels, and hire and maintain an extensive and highly skilled labor force along with our long-standing relationships with our seven key OEMs is a disincentive for new market entrants.

Suppliers and Raw Materials

In the first nine months of Fiscal 2006, approximately 79% of our cost of goods sold consisted of raw materials and component parts, with the other 21% being labor and overhead. Approximately 55% of the raw materials and component parts in cost of goods sold were obtained from our seven key OEMs pursuant to long-standing relationships and 45% were obtained from a variety of other suppliers.

Our supply agreements with our seven key OEMs are non-exclusive and typically short term and generally have historically been renewed on an ongoing basis, however no assurances can be given that they will be renewed beyond their expiration dates. We have been the only factory-authorized provider of a substantial portion of our product offerings from these OEMs in the territories below for an average of approximately 40 years. The following table lists our key OEMs, the products they provide, the designated geographic territories that we serve, and the expiration date of our current supply agreements:

	Supplier			Expiration
OEM	since	Products	Designated geographic territories	Date

Detroit Diesel Corporation	1938	High-speed diesel engines	Texas, Colorado, New Mexico, Wyoming, Western Nebraska, South Louisiana, Coastal Mississippi and Coastal Alabama	2010

	Supplier			Expiration
OEM	since	Products	Designated geographic territories	Date

MTU Friedrichshafen	1938	Heavy-duty high-speed diesel and natural gas engines	Texas, Colorado, New Mexico, Wyoming, Western Nebraska, South Louisiana, Coastal Mississippi, Coastal Alabama and Colombia	2007
Electro-Motive Diesel, Inc.	1956	Heavy-duty medium speed diesel engines	Texas, Colorado, New Mexico, Oklahoma, Arkansas, Louisiana, Tennessee, Mississippi, Alabama, Mexico, Central America and parts of South America	2007
Hyster Company	1959	Material handling equipment	Texas and New Mexico	No expiration date
Allison Transmission, General Motors Corporation	1973	Automatic transmissions, power shift transmissions and torque converters	Texas, Colorado, New Mexico, Wyoming, Western Nebraska, South Louisiana, Coastal Mississippi, Coastal Alabama, Venezuela and Colombia	2008 (except for Venezuela, 2007)
Waukesha Engine, Dresser Inc.	1994	Natural gas industrial engines to serve gas compression and power generation markets	Colorado, Wyoming, Western New Mexico, Utah, Kansas, Arizona, Idaho and Nevada	2006*
Deutz Corporation	1996	Diesel and natural gas engines	Colorado, Eastern Wyoming, Arizona, New Mexico, Texas, Oklahoma, Kansas, Arkansas, Louisiana, Mississippi, Western Tennessee, Venezuela and Colombia	No expiration date

*	Agreement recently terminated. We continue to operate under the terms of the supply agreement and are working with Waukesha Engine Dresser Inc. to renew the supply agreement.

Our seven key OEMs supply us with diesel engines, transmissions, material handling equipment, and natural gas engines, as well as the aftermarket parts used to support those components. We also purchase large fluid pumps, generators, hydraulic and electrical components, among many other items from an extensive supplier base.

In recent years we have seen the costs of certain of our raw materials and components that contain a significant amount of steel, copper, oil and other price sensitive materials increase at rates higher than inflation. We generally have been able to recover these price increases by raising the price of our goods and services. We expect to continue the practice of raising our prices to offset increases in raw material costs but can give no assurance that we will be able to do so.

Facilities

In addition to our leased headquarters in the central business district of Houston, Texas, we also maintain over 1.8 million square feet of manufacturing, service and sales facilities throughout the central U.S., Venezuela and Colombia, as well as sales offices in Beijing, Hong Kong and Moscow. We have a total of 47 facilities, 36 are located in the United States, of which 15 are owned and 21 are leased, and the remaining 11, all of which are leased, are located abroad. Furthermore, the facilities contain over 130 acres of land to be used for outdoor storage or future expansions.

Our facilities are located close to major onshore and offshore petroleum fields in the United States and in a number of the world’s energy producing nations. A summary of our major locations is shown below:

Location	Leased / owned	Type

Dallas, TX	Owned	Manufacturing / Service / Sales
Houston, TX (East)	Owned	Manufacturing / Service / Sales
Houston, TX (Northwest)(1)	Leased	Manufacturing / Service / Sales
Odessa, TX	Owned	Manufacturing / Service / Sales
Denver, CO	Owned	Manufacturing / Service / Sales
San Antonio, TX	Owned	Service / Sales
New Orleans, LA	Owned/Leased	Manufacturing / Service / Sales
Farmington, NM	Owned	Service / Sales
Corpus Christi, TX	Owned	Service / Sales

(1)	As part of the Acquisition, we were granted the option to purchase this property by July 2007.

Employees

As of November 4, 2006 we had approximately 2,239 employees of whom approximately 2,022 were employed in the United States and approximately 217 were employed abroad. Of the approximately 2,022 domestic employees, we have approximately 47 engineers, approximately 700 service technicians, 166 sales and marketing employees, and 1,109 aftermarket, manufacturing, and administrative employees. We consider our current labor relations to be good and do not have any employees in the United States that are represented by labor unions. See “Risk Factors—Risks Related to our Business—Our Success is Dependent on our Ability to Attract and Retain Qualified Employees.”

Manufacturing and Engineering Design

Our manufacturing processes generally consist of fabrication, machining, assembly and testing. Many of our products are designed, manufactured and produced to clients’ specifications, often for long-life and harsh environment applications. To improve quality and productivity, we are implementing a variety of manufacturing strategies including inventory management, flow line manufacturing, and integrated supply chain management.

With the introduction of flow line manufacturing, we are reducing manufacturing hours on certain products by approximately one-third, which we believe to be one of the lowest manufacturing cycle times in the industry for like equipment. In addition, we have been successful in outsourcing the fabrication of subassemblies and components of our products, such as trailers, whenever costs are significantly lower and quality is comparable to our own manufacturing. Our manufacturing operations are principally conducted in five locations around the United States.

We strive to manufacture the highest quality products and are committed to improve the quality and efficiency of our products and processes. We are certified in compliance with ISO 9001:2000.

Although we manufacture many of the components included in our products, the principal raw materials required for the manufacture of our products are purchased from our seven key OEMs, and we believe that available sources of supply will generally be sufficient for our needs for the foreseeable future.

Trademarks and Patents

We rely on a combination of patent, trademark, copyright, unfair competition and trade secret laws in the United States and other jurisdictions, as well as employee and third party non-disclosure agreements, license arrangements and domain name registrations, as well as unpatented proprietary know-how and other trade secrets, to protect our products, components, processes and applications. We have exclusive world-wide royalty-free irrevocable licenses to use the “Stewart & Stevenson” trademark and logo in perpetuity in all fields of use, subject only to the retained right of SSSI and its affiliates to use the “Stewart & Stevenson” trademark and logo in connection with its tactical vehicle systems business in the same manner as it was used prior to the Acquisition. With the exception of the “Stewart & Stevenson” trademark and logo, we do not believe any single patent, copyright, trademark or trade name is material to our business as a whole. Any issued patents that cover our proprietary technology and any of our other intellectual property rights may not provide us with adequate protection or be commercially beneficial to us and, if applied for, may not be issued. The issuance of a patent is not conclusive as to its validity or its enforceability. Competitors may also be able to design around our patents. If we are unable to protect our patented technologies, our competitors could commercialize technologies or products which are substantially similar to ours.

With respect to proprietary know-how and other proprietary information, we rely on trade secret laws in the United States and other jurisdictions and confidentiality agreements. Monitoring the unauthorized use of our technology is difficult and the steps we have taken may not prevent unauthorized use of our technology. The disclosure or misappropriation of our intellectual property could harm our ability to protect our rights and our competitive position.

Environmental and Health and Safety Matters

We are subject to a variety of federal, state, local, foreign and provincial environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances and wastes and the responsibility to investigate and cleanup contaminated sites that are or were owned, leased, operated or used by us or our predecessors. Many of our operations require environmental permits and controls to prevent and limit air and water pollution. These permits contain terms and conditions that impose limitations on our manufacturing activities, production levels and associated activities and periodically may be subject to modification, renewal and revocation by issuing authorities. Fines and penalties may be imposed for non-compliance with applicable environmental laws and regulations and the failure to have or to comply with the terms and conditions of required permits. We believe that we are currently in compliance in all material respects with the terms and conditions of our permits. We are also subject to the federal Occupational Health and Safety Act and similar state and foreign laws which impose requirements and standards of conduct on our operations for the health and safety of our workers. We periodically review our procedures and policies for compliance with environmental and health and safety requirements. We believe that our operations are generally in compliance with applicable environmental regulatory requirements or that any non-compliance will not result in a material liability or cost to achieve compliance. Historically, the costs of achieving and maintaining compliance with environmental and health and safety requirements have not been material.

Certain environmental laws in the United States, such as the federal Superfund law and similar state laws, impose liability for investigating and remediating contaminated sites on “responsible parties.” These include, for example: current owners and operators of the site; parties who owned or operated the site at the time hazardous substances were released or spilled at the site; parties who generated wastes and arranged to send them to the site for disposal; and parties who transported wastes to the site. Liability under such laws is strict, meaning, for example, that current owners or operators can be liable even if all releases of hazardous substances occurred before they owned or operated the site, and regardless of the lawfulness of the original disposal activities. Liability under such laws is also joint and several, meaning that a responsible party might be held liable for more than its fair share of investigation or cleanup costs. As a practical matter, however, when more than one responsible party is involved at a site, the costs of investigation and remediation are often allocated among the viable responsible parties on some form of equitable basis. In connection with the Acquisition, the previous owner of our businesses has retained environmental liabilities relating to pre-closing conditions or occurrences, subject to certain dollar limitations and caps. See “The Acquisition.” As such, there is or could be contamination at some of our current or formerly owned or operated facilities for which we could be liable under applicable environmental laws.

Regulatory Matters

Our operations and the operations of our customers are subject to federal, state, local and foreign laws and regulations relating to the protection of the environment and of human health and safety, including laws and regulations governing the investigation and clean up of contaminated properties, as well as air emissions, water discharges, waste management and disposal. These laws and regulations affect the products and services we design, market and sell, the facilities where we manufacture and service our products and our customers’ exploration and production activities.

In addition, the part of our business that consists of the sale, distribution, installation and warranty repair of large engines and transmissions used in commercial vehicle applications in Texas requires certain Texas state motor vehicle licenses. These licenses are subject to annual renewal. Recent regulatory interpretations by and discussions with the Motor Vehicle Division of the Texas Department of Transportation require that we separate, in Texas, the dealer and distributor functions of this part of our business. We have agreed with the Motor Vehicle Division that we will not be a dealer or distributor and that none of our subsidiaries will be both a dealer and a distributor of these products in Texas. Our licenses have not been renewed pending the review and approval of our recently submitted revised, conforming applications. We have received a letter from the Motor Vehicle Division indicating that no enforcement or other action will be taken against us pending our submission of revised applications.

Legal Matters

We are, from time to time, party to various legal proceedings arising out of our business. These proceedings primarily involve commercial claims, product liability claims, intellectual property claims, environmental claims, personal injury claims and workers’ compensation claims. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, we believe that the outcome of any currently existing proceedings, even if determined adversely, would not have a material adverse effect on our business, financial condition and results of operations.

Management

Executive Officers and Directors

The following table sets forth information with respect to our directors and executive officers as of November 1, 2006.

Name	Age	Position(s)

Hushang Ansary	78	Chairman of the Board of Directors
Robert L. Hargrave	65	Chief Executive Officer and Director
Gary W. Stratulate	50	President, Chief Operating Officer and Director
Donald K. Kyle	46	Senior Vice President
Jeffery W. Merecka	40	Vice President, Chief Financial Officer and Secretary
Charles T. Hatcher	58	Vice President—Human Resources
Jeffrey R. Martini	35	Vice President—Operational Finance
Gregg Piontek	36	Vice President and Chief Accounting Officer
Nina Ansary	39	Director
Frank C. Carlucci	76	Director and Vice Chairman
James W. Crystal	69	Director
Jack F. Kemp	70	Director
John D. Macomber	78	Director
Stephen Solarz	66	Director
Frank G. Zarb	71	Director

Hushang Ansary (Chairman). Mr. Ansary is a Houston oil industry entrepreneur and philanthropist. He has been our Chairman of the Board since January 2006. He has been Chairman of the Board of Parman Capital Group LLC, a privately held investment company, since December 2005 and principal shareholder of our company. From June 2000 to November 2005, Mr. Ansary was a private investor. Mr. Ansary was Chairman and Chief Executive Officer of IRI International Corporation (IRI), a New York Stock Exchange oilfield equipment company, from March 1995 to June 2000 prior to the merger of IRI with National Oilwell, Inc. on the Board of which Mr. Ansary served from June 2000 to March 2005. Mr. Ansary is a former Economic and Finance Minister of Iran, Iranian Ambassador to the United States and Chairman/CEO of National Iranian Oil Company. Mr. Ansary is also Chairman of the Supervisory Board of Banco di Caribe N.V.

Robert L. Hargrave (Chief Executive Officer and Director). Mr. Hargrave has been a private entrepreneur for the past seven years. Prior to that, he was President and Chief Executive Officer of Stewart & Stevenson Services, Inc. from 1997 to 1999 and the Chief Financial Officer from 1983 to 1997. Mr. Hargrave served as Vice Chairman and Chief Financial Officer at IRI International Corporation, a New York Stock Exchange oilfield equipment company from 1999 to 2000.

Gary W. Stratulate (President, Chief Operating Officer and Director). Mr. Stratulate has been our President and Chief Operating Officer since January 2006 and was elected to our board of directors in March 2006. Mr. Stratulate was President of Rig Solutions—Eastern Hemisphere of National Oilwell Varco, Inc., an oilfield equipment company, from June 2002 to March 2005. At National Oilwell Varco, Inc., Mr. Stratulate served as Executive Vice President and Assistant to the Chairman of the Board and CEO from March 2005 to January 2006. Mr. Stratulate also served as President of Rig Systems and Controls from July 2000 to May 2002.

Donald K. Kyle (Senior Vice President). Mr. Kyle has been our Senior Vice President since January 2006. Mr. Kyle was Vice President of Stewart & Stevenson Services, Inc. and President of its Power Products Division from January 2004 to January 2006. From September 2002 to January 2004, he served as General Manager of Cummins Southern Plains, Ltd., an oilfield equipment and transportation company, from June 2001 to August 2002 as General Manager of Tar Heel Sterling Truck Center, a commercial truck dealership, and, from March 1997 to May 2001, as Vice President of Sales and Marketing for Cummins Southern Plains, Inc., an oilfield equipment and transportation company.

Jeffery W. Merecka (Vice President and Chief Financial Officer). Mr. Merecka has served as our Vice President and Chief Financial Officer since October 2006 and he also served as our Vice President—Office of the Chairman since January 2006. He has served as our Secretary since January 2007. Mr. Merecka was Vice President of Finance for the Engineered Products Division of Stewart & Stevenson Services, Inc. from November 2001 to January 2006, and from April 2001 to October 2001, was General Manager of its Oiltool Products Division and, from May 1993 to March 2001, was Controller of its Petroleum Equipment Division.

Charles T. Hatcher (Vice President—Human Resources). Mr. Hatcher has been our Vice President—Human Resources since May 2006. Mr. Hatcher was Vice President of Human Resources for the Power Products Division of Stewart & Stevenson Services, Inc. from July 2003 to May 2006. From January 2000 to June 2003, Mr. Hatcher was employed by GE Oil & Gas Pipeline Inspection & Integrity Services, North America, a pipeline inspection company, as its Director of Human Resources.

Jeffrey R. Martini (Vice President—Operational Finance). Mr. Martini has been our Vice President—Operational Finance since January 2006. Mr. Martini was Vice President of Finance for the Power Products Division of Stewart & Stevenson Services, Inc. from March 2003 to January 2006 and, from June 2000 to February 2003, was its Corporate Accounting Manager.

Gregg Piontek (Vice President and Chief Accounting Officer). Mr. Piontek has served as our Vice President and Chief Accounting Officer since January 2006. Mr. Piontek previously served as Assistant Corporate Controller of Stewart & Stevenson Services, Inc. from March 2003 to January 2006 and from June 2001 to February 2003 was Controller of its Power Products Division.

Nina Ansary (Director). Ms. Ansary has been a member of our board of directors since January 2006. Since April 1997, she has served as President of The Ansary Foundation, which undertakes philanthropic endeavors. Ms. Ansary is the daughter of Mr. Ansary, our Chairman of the Board of Directors.

Frank C. Carlucci (Director and Vice Chairman). Mr. Carlucci has been a member of our board of directors since January 2006 and was appointed Vice Chairman of our board of directors in March 2006. Mr. Carlucci is currently retired but, from 1993 to January 2003, was Chairman of The Carlyle Group, a private equity firm. Mr. Carlucci served in various capacities in the U.S. Government, including as Deputy Secretary of Defense, Secretary of Defense and National Security Advisor. Mr. Carlucci currently serves on the board of directors of SunResorts Ltd., N.V., is a member of the Supervisory Board of Banco di Caribe N.V. and is a Trustee of the RAND Corporation.

James W. Crystal (Director). Mr. Crystal has been a member of our board of directors since March 2006. Since 1958, Mr. Crystal has been Chairman and Chief Executive Officer of Frank Crystal & Company, an insurance brokerage firm, is a member of the Supervisory Board of Banco di Caribe N.V. and is Vice Chairman and Trustee of The Mount Sinai Health System, a medical service provider.

Jack F. Kemp (Director). Mr. Kemp has been a member of our board of directors since January 2006. Mr. Kemp is Chairman of Kemp Partners, a strategic consulting firm he founded in July 2002. From July 2004 to February 2005, Mr. Kemp was Co-Chairman of FreedomWorks Empower America, a non-profit, grassroots advocacy organization. From January 1993 to July 2004, Mr. Kemp was Co-Director of Empower America, which merged with Citizens for a Sound Economy to form FreedomWorks Empower America. Mr. Kemp served as a member of Congress for 18 years and as Secretary of the Department of Housing and Urban Development from February 1989 to January 1993. Mr. Kemp also serves on the boards of directors of Oracle Corporation, Hawk Corporation, IDT Corporation, InPhonic, Inc., Six Flags, Inc. and WorldSpace, Inc. and is a member of the Supervisory Board of Banco di Caribe N.V.

John D. Macomber (Director). Mr. Macomber has been a member of our board of directors since January 2006. He has been a Principal of JDM Investment Group, a private investment firm, since 1992. He was Chairman and President of the Export-Import Bank of the U.S. from 1989 to 1992, Chairman and Chief Executive Officer of Celanese Corporation from 1973 to 1986 and a Senior Partner at McKinsey & Company from 1954 to 1973. Mr. Macomber is a Director of Mettler—Toledo International Inc. He is Chairman of The Council for Excellence in Government and Vice Chairman of The Atlantic Council. Mr. Macomber has been a Director of Lehman Brothers Holdings Inc. since 1994 and is a member of the Supervisory Board of Banco di Caribe N.V.

Stephen Solarz (Director). Mr. Solarz has been a member of our board of directors since January 2006. He has been the President of Solarz Associates, an international consulting firm, since January 1993 and also serves as a Senior Counselor to APCO Associates since 1994, a public affairs firm. Mr. Solarz was elected to the U.S. Congress in 1974 and was re-elected eight times. Mr. Solarz currently serves on the boards of directors of GlobalSantaFe Corporation.

Frank G. Zarb (Director). Mr. Zarb has been a member of our board of directors since October 2006. He has been a Managing Director and Senior Advisor of Hellman & Friedman, LLC, a private equity investment firm, since March 2002 and he has also served as a non-executive Chairman and Advisor for the Promontory Financial Group, a financial and regulatory consulting firm, since May 2002. Mr. Zarb has served as Chairman and Chief Executive Officer of the National Association of Securities Dealers, Inc. from February 1997 until October 2000 and The Nasdaq Stock Market, Inc. from February 1997 to January 2001 and as Chairman of those organizations until September 2001. From 1994 to January 1997 Mr. Zarb was Chairman, President and Chief Executive Officer of Alexander & Alexander Services, Inc., a worldwide insurance brokerage and professional services consulting firm. He served in senior posts with seven U.S. Presidents, including the Federal Energy Administration (Energy Czar) in the Ford Administration. He is a director of American International Group, Inc.

Director Independence

Our board of directors has determined that each of Messrs. Carlucci, Crystal, Kemp, Macomber, Solarz and Zarb is an “independent” director within the meaning of the applicable rules of the SEC and the New York Stock Exchange.

Board Committees

We intend to avail ourselves of the “controlled company” exception under the corporate governance rules of the New York Stock Exchange. Accordingly, our certificate of incorporation and bylaws, as well as the corporate governance rules of the New York Stock Exchange, do not require that we have a majority of independent directors on our board of directors nor will they require us to have a compensation committee or a nominating and corporate governance committee. Upon completion of this offering, the standing committees of our board of directors will include the audit committee, the compensation committee and the executive committee. These committees are described below.

Executive Committee

Our executive committee currently consists of Mr. Hushang Ansary, as Chairman, Ms. Nina Ansary, Mr. Frank C. Carlucci, and Mr. John D. Macomber. Except as limited by Delaware law, the executive committee will exercise the authority of our board of directors when the full board of directors is not in session.

Audit Committee

Upon consummation of this offering, our audit committee will consist of three “independent” directors as defined under the applicable rules of the SEC and the New York Stock Exchange. The members of the audit committee will be Mr. James W. Crystal, who will serve as the audit committee financial expert and as the Chairman of the committee, Mr. Frank C. Carlucci and Mr. Stephen Solarz. This committee is concerned primarily with the accuracy and effectiveness of the audits of our financial statements by our internal audit staff and by our independent auditors. Its duties include:

•	selecting independent auditors;

•	reviewing the scope of the audit to be conducted by them, as well as the results of their audit;

•	approving non-audit services provided to us by the independent auditor;

•	reviewing the organization and scope of our internal system of audit, financial and disclosure controls;

•	appraising our financial reporting activities, including our annual report, and the accounting standards and principles followed; and

•	conducting other reviews relating to compliance by our employees with our policies and applicable laws.

Compensation Committee

Our compensation committee currently consists of Mr. Frank G. Zarb, as Chairman, Mr. Hushang Ansary and Mr. Jack F. Kemp. Each of Messrs. Zarb and Kemp is an “independent director” as defined under the applicable rules of the SEC and the New York Stock Exchange. Our compensation committee reviews and recommends policy relating to compensation and benefits of our directors and executive officers, including evaluating executive officer performance, reviewing and approving executive officer compensation, reviewing director compensation, making recommendations to the board with respect to the approval, adoption and amendment of incentive compensation plans, administering equity-based incentive compensation and other plans and reviewing executive officer employment agreements and severance arrangements.

Compensation Committee Interlocks and Insider Participation

None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our compensation committee.

Director Compensation

Directors who are also full-time officers or employees of our company receive no additional compensation for serving as directors. All other directors receive an annual retainer of $60,000. Each non-employee director also receives an annual fee of $10,000 for serving as the chair of a standing committee, with the exception of the chair of the audit committee, who receives an annual fee of $15,000. In addition, each director who otherwise serves on a committee receives an annual fee of $5,000.

Executive Compensation

Compensation Disclosure and Analysis

The primary objectives of our compensation policies with respect to executive compensation are to attract and retain the best possible executives to lead our company and to properly motivate these executives to perform at the highest levels of which they are capable. Compensation levels established for our executives are designed to promote loyalty and long-term commitment to the company and the achievement of our goals, to motivate the best possible performance and to award achievement of budgetary goals to the extent such responsibility is within the executive’s job description.

The primary component of compensation of our executives is base salary. The base salary levels of our executives with respect to Fiscal 2006 were established based upon: (i) the individual’s particular background and circumstances, including experience and skills, (ii) our knowledge of competitive factors within the industry in which we operate, (iii) the job responsibilities of the individual and (iv) our expectations as to the performance and contribution of the individual and our judgment as to the individual’s potential future value to us. In establishing the current base salary levels, we did not engage in any particular benchmarking activities or engage any outside compensation advisors. We expect that in future years, base salary levels will be established based upon these factors as well as additional factors including then existing base salary levels, prior year’s performance, the individual’s length of service to us and other elements.

We may also provide our executives bonus cash compensation based on performance. These cash bonuses will be discretionary as to the amount, timing and conditions and will not be determined pursuant to any established formula or other established numerical guidelines.

We also currently provide our executive officers with certain additional elements of compensation [which are generally available to all of our employees]: (i) payment of life insurance premiums, (ii) payment of medial insurance premiums and (iii) in certain cases, matching 401(k) contributions. We provide these benefits as we feel they are appropriate for executives providing the level of service our executives officers provide to us and are consistent with the types of benefits generally provided in the marketplace.

As a private company, we currently do not provide any generally available type of equity or equity-based compensation to our executive officers. We currently anticipate that, after the consummation of our initial public offering, we may implement an incentive compensation plan pursuant to which our executive officers and others may participate, under which we may grant awards in the form of options, stock appreciation rights, restricted shares, restricted units, performance shares or performance units and senior executive plan bonuses. Any incentive plan implemented will aim to attract, reward and retain qualified personnel and to provide incentives to set forth maximum efforts for the success of our business.

Our compensation committee is responsible for reviewing, and modifying when appropriate, the overall goals and objectives of our executive compensation programs, as well as our levels of compensation. In addition, our compensation committee is responsible for evaluating the performance of each of our executive officers and approving the compensation level of each of our executive officers.

We consummated the Acquisition on January 23, 2006 and, as a result, we conducted operations for only one week of Fiscal 2005. As a result, individual compensation information paid by Stewart & Stevenson LLC to our named executive officers during that one week period is irrelevant and historic individual compensation paid by SSSI to our named executive officers does not reflect expected compensation levels for these persons to be paid by us. The following table sets forth the base compensation of our most highly compensated executive officers, which include our chief executive officer, for Fiscal 2006. We refer to these individuals as our named executive officers.

Name and Principal Position	Base salary Fiscal 2006

Hushang Ansary	$2,500,000
Chairman of the Board of Directors and of the
Executive Committee
John B. Simmons*	750,000
Vice Chairman and Chief Executive Officer
Robert L. Hargrave**	600,000
Chief Executive Officer
Gary W. Stratulate	500,000
President and Chief Operating Officer
Donald K. Kyle***	407,500
Senior Vice President
Jeffery W. Merecka	225,000
Vice President and Chief Financial Officer

*	Mr. Simmons resigned as Vice Chairman and Chief Executive Officer effective January 21, 2007.

**	Mr. Hargrave became Vice Chairman and Chief Executive Officer effective January 21, 2007.

***	Includes annual performance payments of $137,500.

The foregoing executives also receive the following additional benefits from our company: (i) payment of life insurance premiums, (ii) payment of medical insurance premiums and (iii) in the case of Messrs. Kyle and Merecka, matching 401(k) contributions.

Mr. Ansary is party to an agreement with Mr. Stratulate pursuant to which Mr. Ansary caused Parman Capital Group LLC to sell to Mr. Stratulate common units which after giving effect to the Corporate Conversion will convert into           shares of Common Stock. Of the Common Stock acquired in such transfer,           shares acquired by Mr. Stratulate are subject to repurchase by Mr. Ansary in the event Mr. Stratulate’s employment with us terminates prior to January 24, 2008. The repurchase rights terminate automatically upon the death or incapacity of Mr. Stratulate or upon a change in control of our Company. Mr. Ansary was party to a similar agreement with Mr. Simmons pursuant to which Mr. Simmons acquired common units from Parman Capital Group LLC. Upon Mr. Simmons’ resignation in the fourth quarter of Fiscal 2006, Parman Capital Group LLC acquired all of the common units from Mr. Simmons.

Principal and Selling Stockholders

The following table sets forth certain information as of          , 2006 regarding the beneficial ownership of our outstanding common shares before and after the completion of this offering, by:

•	each person or entity known by us to beneficially own more than 5% of our outstanding common stock;

•	each of our directors and named executive officers;

•	all of our directors and executive officers as a group; and

•	each of our stockholders who are selling shares in this offering.

Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of          , 2006 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite each stockholder’s name. Unless otherwise indicated, the address for each of the individuals listed below is: c/o Stewart & Stevenson Inc., 1000 Louisiana St., Suite 5900, Houston, Texas 77002. As of the date of this prospectus, after giving effect to the adjustments described above, there would have been           common shares outstanding and after giving effect to this offering, there would have been           common shares outstanding.

	Number of shares beneficially			Number of shares beneficially
	owned prior to this offering(1)			owned after this offering(1)
	Number of		Shares	Number of
Name and address of beneficial owner	shares	Percentage	offered	shares	Percentage

Parman Capital Group LLC(2)		62.75%
EC Investments B.V.(3)		23.08%
BDC Investments B.V.(3)		1.92%
Banco di Caribe N.V.(4)		25.00%
Hushang Ansary(4)(5)		62.75%
Robert L. Hargrave		0%
Gary W. Stratulate(6)		1.00%
Jeffery W. Merecka		0%
Donald K. Kyle		0%
Nina Ansary		6.00%
Frank C. Carlucci(4)(7)		5.25%
James W. Crystal(4)		0%
Jack F. Kemp(4)		0%
John D. Macomber(4)		0%
Stephen Solarz		0%
Frank G. Zarb		0%
All directors and executive officers as a group (18 persons)		75.00%

(1)	Upon consummation of this offering, Parman Capital Group LLC will hold shares of Class B Common Stock. All other investors will hold shares of Common Stock.

(2)	Mr. Hushang Ansary is the sole member of Parman Capital Group LLC and has sole voting and dispositive power with respect to the shares held by Parman Capital Group LLC.

(3)	EC Investments B.V. is indirectly 93.9% owned and BDC Investments B.V. is 100% indirectly owned by Banco di Caribe N.V. (the “Bank”). Mr. Gijsbert van Doorn, the chief executive officer of EC Investments B.V., has sole voting and dispositive power with respect to the shares held by EC Investments B.V. Mr. Steven C. Graybill, the chief executive officer of BDC Investments B.V., has sole voting and dispositive power with respect to the shares held by BDC Investments B.V.

(4)	Shares beneficially owned by the Bank reflect beneficial ownership of shares held by EC Investments B.V. and BDC Investments B.V. Mr. Hushang Ansary is chairman of the Supervisory Board of the Bank and of a private investment company that owns a controlling interest in the Bank. Messrs. Carlucci, Crystal, Kemp and Macomber are also members of the Supervisory Board of the Bank. Each of Messrs. Ansary, Carlucci, Crystal, Kemp and Macomber disclaim beneficial ownership of such shares.

(5)	Reflects beneficial ownership of shares held by Parman Capital Group LLC.

(6)	Includes shares which are subject to certain repurchase rights. See “Management — Executive Compensation.”

(7)	Reflects shares held by Frank C. Carlucci III Revocable Trust.

Certain Relationships and Transactions

James W. Crystal, a member of our board of directors, is also the Chairman and Chief Executive Officer of Frank Crystal & Company, Inc., an insurance brokerage firm. In Fiscal 2005, we purchased insurance coverage through Frank Crystal & Company, Inc., generating commissions to Frank Crystal and Company, Inc. of $491,507. The purchase of this coverage was negotiated on an arm’s length basis and we believe that the premium was within the range of market prices for similar types of insurance coverage. We currently anticipate that we will continue to procure insurance from Frank Crystal & Company, Inc.

In 2006, we paid ESI Properties LLC, an affiliate of Mr. Ansary, $931,000 as reimbursement for expenses incurred by us in connection with the Acquisition, consisting of $110,000 for air travel, at cost, $21,000 for other travel expenses, at cost, and $800,000 for legal expenses paid. In addition, we also paid ESI Properties LLC $1,750,000 to acquire from it, at cost, fractional ownership of aircraft and $600,000 to acquire from it, at net book value, office furnishings and equipment. The reimbursed amounts reflect costs actually incurred for services provided by third parties. We believe the price paid for the assets acquired was comparable to the price that would have been obtained from third parties. As ESI Properties LLC is wholly-owned by Mr. Ansary, the dollar value to Mr. Ansary of the amount paid to ESI Properties LLC is equal to the entire amount paid. We do not currently anticipate that we will engage in similar transactions with Mr. Ansary or his affiliates in the future.

The Company’s current practice with respect to related party transactions is as follows: (i) transactions with a value not exceeding $10,000 are subject to approval by our Chief Executive Officer (other than transactions in which our Chief Executive Officer is party), (ii) transactions in which our Chief Executive Officer is party or transactions with a value in excess of $10,000 and not exceeding $100,000 are subject to approval by our Executive Committee (excluding, as appropriate, the participation of the member of the Executive Committee party to such transactions) and (iii) all other transactions are subject to approval of our Board of Directors.

Description of Capital Stock

This description is a summary only, assumes that the Corporate Conversion has occurred and is subject to the complete text of our certificate of incorporation and bylaws as they will be adopted upon the Corporate Conversion, which we have filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of           shares of Common Stock, $.01 par value,           shares of Class B Common Stock, $.01 par value, and           shares of preferred stock, $.01 par value. The following summary of certain provisions relating to the Common Stock, Class B Common Stock and preferred stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of applicable Delaware law and the provisions of our certificate of incorporation and our bylaws.

Common Stock and Class B Common Stock

General. The holders of Common Stock and Class B Common Stock have identical rights except with respect to voting, conversion and transfer.

Voting Rights. Holders of our Common Stock are entitled to one vote per share on all matters to be voted on by stockholders, while holders of Class B Common Stock are entitled to ten votes per share. Generally, except as may be provided by law, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all holders of Common Stock and Class B Common Stock present in person or represented by proxy, voting together as a single class, subject to any voting rights granted to holders of any preferred stock. However, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the Common Stock or Class B Common Stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the Common Stock or Class B Common Stock (as the case may be), voting as a separate class.

Dividends. Subject to the rights of holders of our preferred stock, holders of our Common Stock and Class B Common Stock are entitled to such dividends as our board of directors may declare out of funds legally available. Holders of our Common Stock and Class B Common Stock will share equally on a per share basis in any dividend declared by the board of directors, subject to any preferential rights of any outstanding preferred stock. Dividends consisting of shares of Common Stock and Class B Common Stock may be paid only as follows: (1) shares of Common Stock may be paid only to holders of Common Stock, and shares of Class B Common Stock may be paid only to holders of Class B Common Stock; and (2) the number of shares so paid will be equal on a per share basis with respect to each outstanding share of Common Stock and Class B Common Stock.

We may not reclassify, subdivide or combine shares of either class of common stock without at the same time proportionally reclassifying, subdividing or combining shares of the other class.

Other Provisions. The holders of our Common Stock and Class B Common Stock will share equally on a per share basis, upon liquidation or dissolution of all of the assets available for distribution to common stockholders. The holders of our Common Stock and Class B Common Stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to these shares. Additional shares of Class B Common Stock may only be issued to Mr. Ansary and entities controlled by Mr. Ansary.

Merger or Consolidation. In the event of a merger or consolidation, the holders of Common Stock and Class B Common Stock generally will be entitled to receive the same per share consideration, if any.

Conversion/Transfer of Class B Common Stock. Our Class B Common Stock will be convertible into Common Stock on a share-for-share basis at the option of the holder at any time, or automatically upon transfer to a person or entity which is not a permitted transferee or upon the death of Mr. Ansary. In general, permitted transferees will include us, Mr. Ansary and entities controlled by Mr. Ansary.

Preferred Stock

Our board of directors will have the authority, with the approval of a majority of the voting power of our outstanding shares of Common Stock and Class B Common Stock, voting together as a single class, to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and terms of each such series. The board may (subject to such stockholder approval) determine the designation and other terms of each series, including, among others:

•	dividend rates;

•	whether dividends will be cumulative or non-cumulative;

•	redemption rights;

•	liquidation rights;

•	sinking fund provisions;

•	conversion or exchange rights; and

•	voting rights.

The issuance of preferred stock, while providing us with flexibility in connection with possible acquisitions and other corporate purposes, could reduce the relative voting power of holders of our Common Stock and Class B Common Stock. It could also affect the likelihood that holders of our Common Stock and Class B Common Stock will receive dividend payments and payments upon liquidation.

The issuance of shares of capital stock could be used to discourage an attempt to obtain control of our company. For example, if, in the exercise of its fiduciary obligations, our board of directors determined that a takeover proposal was not in the best interest of our stockholders, our board of directors could authorize the issuance of preferred stock, subject to approval of the holders of a majority of the voting power of our Common Stock and Class B Common Stock, voting together as a single class, or common stock. The shares could be issued in one or more transactions that might prevent or make the completion of the change of control transaction more difficult or costly by:

•	diluting the voting or other rights of the proposed acquiror or insurgent stockholder group;

•	creating a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent board; or

•	effecting an acquisition that might complicate or preclude the takeover.

In this regard, our certificate of incorporation will grant our board of directors broad power to establish the rights and preferences of the authorized and unissued preferred stock. Our board of directors, subject to approval of the holders of a majority of the voting power of our Common Stock and Class B Common Stock, voting together as a single class, could establish one or more series of preferred stock that entitle holders to:

•	vote separately as a class on any proposed merger or consolidation;

•	cast a proportionately larger vote together with our common stock on any transaction or for all purposes;

•	elect directors having terms of office or voting rights greater than those of other directors;

•	convert preferred stock into a greater number of shares of our common stock or other securities;

•	demand redemption at a specified price under prescribed circumstances related to a change of control of our company; or

•	exercise other rights designed to impede a takeover.

Certificate of Incorporation and Bylaws

Election and Removal of Directors

The exact number of directors will be fixed from time to time by an affirmative vote (or written consent) of a majority of the combined voting power of our outstanding Common Stock and Class B Common Stock, voting together as a single class. Directors may be removed with or without cause by an affirmative vote of a majority of the combined voting power of our outstanding Common Stock and Class B Common Stock, voting together as a single class. Any vacancy occurring on the board of directors and any newly created directorship may be filled only by vote of a majority of the combined voting power of our outstanding Common Stock and Class B Common Stock, voting together as a single class.

Stockholder Meetings

Our certificate of incorporation and our bylaws will provide that special meetings of our stockholders may be called (1) by the Chairman, (2) at the request of a majority of the directors, by our Secretary, or (3) by stockholders holding a majority of the combined voting power of our outstanding shares of Common Stock and Class B Common Stock, voting together as a single class.

Stockholder Action by Written Consent

Our certificate of incorporation and our bylaws will provide that holders of our Common Stock and Class B Common Stock will be able to act by written consent without a meeting.

Amendment of Certificate of Incorporation

Our certificate of incorporation generally may be amended only by the affirmative vote of holders of at least a majority of the combined voting power of our outstanding shares of Common Stock and Class B Common Stock, voting together as a single class, provided, however, that the holders of our Common Stock and Class B Common Stock will each be entitled to vote separately as a class with respect to amendments to our certificate of incorporation that change the powers, preferences or special rights of their respective class so as to affect them adversely.

Amendment of Bylaws

Our bylaws generally may be altered, amended or repealed by our board of directors, provided that certain bylaws relating to stockholder meetings and the election and removal of our directors may not be amended or repealed without the affirmative vote (or written consent) of holders of a majority of the combined voting power of our outstanding shares of Common Stock and Class B Common Stock, voting together as a single class.

Limitation of Liability of Directors and Officers

We intend to complete our Corporate Conversion prior to the completion of this offering. Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

As permitted by the Delaware General Corporation Law, we anticipate that our Delaware certificate of incorporation, which will be effective upon the closing of this offering, will include a provision that permits the elimination of personal liability of our directors for monetary damages for breach of fiduciary duty as a director, to the fullest extent permitted by the Delaware General Corporation Law as it now exists or as it may be amended. The Delaware General Corporation Law permits limitations of liability for a director’s breach of fiduciary duty other than liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law;

•	for unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Such limitation of liability may not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission. In addition and as permitted under the Delaware General Corporation Law, our Delaware certificate of incorporation will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether indemnification would be permitted under the Delaware General Corporation Law. We intend to obtain liability insurance for our directors and officers.

Upon completion of this offering, our bylaws and our certificate of incorporation will provide that we shall indemnify our officers and directors, and may indemnify our employees and agents, to the fullest extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law also empowers us to enter into indemnification agreements with our officers, directors, employees and agents. Prior to the completion of this offering, we expect to enter into indemnification agreements with our directors and executive officers to give such directors and executive officers additional contractual assurances regarding our indemnification obligations set forth in our certificate of incorporation and our bylaws and to provide additional procedural protections, which contractual rights may, in some cases, be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. The indemnification agreements may require us, among other things, to indemnify such directors and executive officers against liabilities that may arise by reason of their status or service as directors or executive officers and to advance expenses they incur as a result of any proceeding against them as to which they could be indemnified.

At present, there is no pending litigation or proceeding involving any of our directors, executive officers, other employees or agents for which indemnification is sought, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Anti-takeover Effects of Some Provisions

Some provisions of our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise, or

•	removal of our incumbent officers and directors.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Delaware Business Combination Statute

We will elect to be subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prevents an “interested stockholder,” which is defined generally as a person owning 15% or more of a corporation’s voting stock, or any affiliate or associate of that person, from engaging in a broad range of “business combinations” with the corporation for three years after becoming an interested stockholder unless:

•	the board of directors of the corporation had previously approved either the business combination or the transaction that resulted in the stockholder’s becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, that person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, other than statutorily excluded shares; or

•	following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Under Section 203, the restrictions described above also do not apply to specific business combinations proposed by an interested stockholder following the announcement or notification of designated extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period. Section 203 also may have the effect of preventing changes in our management and could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests.

Listing of Common Stock

We intend to apply to list our common stock on the New York Stock Exchange under the symbol “     .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is          .

Shares Eligible for Future Sale

Prior to this offering, there was no market for our Common Stock. We can make no predictions as to the effect, if any, that sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices.

If permitted under our current and future agreements governing our debt, we may issue shares of Common Stock from time to time as consideration for future acquisitions, investments or other purposes. In the event any such acquisition, investment or other transaction is significant, the number of shares that we may issue may be significant, which may have an adverse effect on the market price of our Common Stock. In addition, we may also grant registration rights covering those shares of Common Stock issued in connection with any such acquisitions, investments or other transactions.

Sale of Restricted Shares

After giving effect to this offering, we will have          common shares outstanding, consisting of          shares of Common Stock and          shares of Class B Common Stock. Of these common shares, the          shares of Common Stock being sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act, except for any such shares that may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining          common shares, consisting of          shares of Common Stock and          shares of Class B Common Stock, held by our existing stockholders upon completion of this offering, other than those subject to the underwriters’ over-allotment option to the extent it is exercised, will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold, in the absence of registration under the Securities Act, except pursuant to an exemption from such registration, including among others, the exemptions provided by Rules 144 or 144(k) under the Securities Act, which rules are summarized below. All of these restricted securities will be subject to the lock-up agreements described below.

Beginning 180 days after the date of this prospectus, subject to certain exceptions, shares that are subject to lock-up agreements will be eligible for sale pursuant to the holding period requirements and, in the case of our affiliates, the volume limitations, imposed by Rule 144. See “Underwriting”.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this prospectus and subject to the restrictions contained in the lock-up agreements described below, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our “affiliates,” would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our Common Stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our “affiliates” at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an “affiliate,” is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Lock-up Agreements

Notwithstanding the foregoing, we, our executive officers, directors and existing stockholders have agreed not to offer, sell, contract to sell, pledge or otherwise dispose, directly or indirectly, of any shares of our Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock for a period of 180 days after the date of this prospectus subject to certain exceptions, without the prior written consent of J.P. Morgan Securities Inc., on behalf of the underwriters. This lock-up period may be extended in certain circumstances. See “Underwriting.”

Registration Rights

We are party to a registration rights agreement with certain holders of our common shares. The agreement will provide that Parman Capital Group LLC and EC Investments B.V., which upon consummation of this offering will own in the aggregate approximately  % of our outstanding common shares, may require us to register under the Securities Act of 1933 all or any portion of their shares, a so-called “demand request.” The demand registration rights are subject to certain limitations. We are not obligated to effect:

•	more than three demand registrations in total or more than one demand registration in any twelve-month period;

•	a demand registration within 180 days after the effective date of the registration statement of which this prospectus is a part; and

•	a demand registration unless the demand request is for a number of shares with a market value equal to at least $25 million.

In addition, Parman Capital Group LLC, EC Investments B.V. and two of our directors, Mr. Frank Carlucci and Ms. Nina Ansary, will have so-called “piggyback” registration rights, which means that they may include their respective shares in any future registration of our common shares, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our stockholders. The demand and piggyback registration rights will be subject to standard market cut-back exceptions.

The Acquisition

On January 23, 2006, we acquired substantially all of the equipment, aftermarket parts and service, and equipment rental businesses that primarily serve the oil and gas industry of Stewart & Stevenson Services, Inc. and its affiliates, which we refer to collectively as the Seller. We refer to this purchase as the Acquisition. The Acquisition was consummated pursuant to two separate purchase agreements—one relating to the portion of the acquired businesses accounted for by the Seller as its engineered products segment and one relating to the portion of the acquired businesses accounted for by the Seller as its power products segment.

The cash consideration for the Acquisition was $285.6 million. In addition, we assumed certain liabilities, including, among others, liabilities with respect to bids outstanding as of the closing, product liabilities manifested after the closing relating to products designed, manufactured, distributed or sold prior to or after the closing, liabilities to customers relating to unexpired product warranties, contractual obligations to be performed or discharged at or after the closing under assumed contracts, $3 million of indebtedness related to our El Paso, Texas Freightliner dealership and certain other specified liabilities. The Seller retained all other liabilities relating to the acquired businesses.

As part of the Acquisition, we acquired an exclusive world-wide royalty-free irrevocable license to use the “Stewart & Stevenson” name and logo in perpetuity and in all fields of use; subject only to the Seller’s retained right to use the “Stewart & Stevenson” name and logo in connection with its tactical vehicle systems business in the same manner as it was used prior to the Acquisition. Effective on the closing of the Acquisition, we hired substantially all of the officers and employees of the Seller who principally work in the acquired businesses on substantially the same terms and conditions of their employment before the Acquisition. The purchase agreements provide that, for a period of three years, neither we nor the Seller may solicit or hire the other’s employees, except pursuant to general advertisements or solicitations. However, pursuant to an agreement among us and the Seller, we have subsequently hired key executives and other personnel of the Seller.

The purchase price for the Acquisition excluded certain fees and expenses associated with the related financing, including this offering, and was subject to aggregate post-closing adjustments of $6.4 million for the benefit of the Seller, which we have paid. The total fees and expenses, including fees and expenses associated with the acquisition-related financings, were approximately $5.2 million.

The purchase agreements contain customary representations, warranties, and agreements for transactions like the Acquisition. These include indemnities for any breaches of any of our respective representations and warranties in, or our obligations under, the purchase agreements. Indemnification claims for breaches of representations and warranties, related to (i) the portion of our business accounted for by the Seller as its engineered products segment to the extent such liabilities exceed $25,000 per occurrence or $100,000 per series of related occurrences, subject thereafter to an aggregate threshold and cap, respectively, applicable to all breaches of representation or warranties, of $150,000 and $35 million, respectively, and (ii) the portion of our business accounted for by the Seller as its power products segment to the extent such liabilities exceed $100,000 per occurrence or $500,000 per series of related occurrences, subject thereafter to an aggregate threshold and cap, respectively, applicable to all breaches of representations and warranties, or $750,000 and $50 million, respectively. Subject to limited exceptions, the representations and warranties of the parties survive for 18 months after the closing. The indemnity obligations of the parties for breaches of their obligations under the purchase agreements are not subject to any thresholds or caps.

In addition, the Seller indemnified us for liabilities relating to its ownership or operation of the acquired businesses prior to the closing, for any brokerage fees owed pursuant to any broker arrangements with the Seller, for any benefit plan liabilities of the Seller (other than plans of entities we acquired from the Seller) and for all liabilities retained by the Seller, which include, among other things, pre-closing taxes, those contractual obligations not assumed by us. We indemnified the Seller for liabilities relating to our ownership or operation of the acquired businesses after the closing and for all liabilities that we expressly assumed.

Our transition services agreement with the Seller, executed as contemplated by the purchase agreements, provides for certain services to be provided by each party for a term of 12 months following the closing (unless earlier terminated in accordance with its terms), which 12-month term may be extended for an additional 6 months at the option of either party. The transition services agreement provides that the Seller will, among other things, provide us:

•	access to its test track facilities for the testing of our vehicles,

•	use of certain leased equipment, and

•	personnel for our offices in Hong Kong and Beijing.

The transition services agreement further provides that we will, among other things, provide the Seller:

•	management information services,

•	assistance in preparing its Hurricane Katrina insurance claims,

•	support and/or services for payroll, accounting, record retention and retrieval and tax matters,

•	inventory storage and removal, and

•	office space and utility services.

From the date of the Acquisition through November 30, 2006, we have received total net fees from the Seller under the transition services agreement of approximately $62,000.

Description of Indebtedness

Senior Credit Facility

We originally entered into our senior credit facility on January 25, 2006 and entered into an amended and restated senior credit facility on July 6, 2006. The senior credit facility currently provides for a $125.0 million (expandable to $175.0 million) 5-year revolving credit facility, which includes a $20.0 million sub-limit for letters of credit, a $30.0 million sub-limit for swingline loans, a $15.0 million sub-limit for overadvance loans and a $15.0 million sub-limit for protective advances.

Our availability under the revolving credit facility is based on a formula that calculates the borrowing base, based on a percentage of the value of accounts receivable and inventory plus a fixed asset component, subject to customary eligibility requirements and net of customary reserves. All borrowings are subject to the satisfaction of customary conditions, including delivery of borrowing notice, the accuracy of representations and warranties in all material respects and the absence of defaults.

Borrowings under the revolving credit facility bear interest, at our option, at either the Alternate Base rate or the Adjusted LIBOR rate, plus the Applicable Percentage for revolving credit loans, which ranges from 0.000% to 0.375%, in the case of Alternate Base rate loans, and from 1.375% to 2.125%, in the case of Eurodollar loans, in each case, depending on our leverage ratio. Swingline loans bear interest at the Alternate Base rate plus the Applicable Percentage for revolving credit loans. Protective advances and overadvances bear interest at the Alternate Base rate plus the Applicable Percentage for revolving credit loans plus 2%.

The revolving credit facility may be borrowed, repaid and reborrowed from time to time until January 25, 2011, subject to satisfaction of certain customary conditions on the date of any such borrowing, including availability under the borrowing base.

Guarantees and security. Certain of our subsequently acquired or organized domestic subsidiaries that are not Borrowers, which we refer to as the Guarantors, guarantee on a senior secured basis the Borrowers’ obligations under the senior credit facility. In addition, our obligations, along with the obligations of the other Borrowers under the senior credit facility, and these guarantees are secured by substantially all the Borrowers’ and Guarantors’ assets, including but not limited to:

•	a first-priority pledge of all the capital stock of subsidiaries held by the Borrowers or any Guarantor which, in the case of capital stock of any foreign subsidiary, is limited to only first-tier foreign subsidiaries and then only 66% of the voting capital stock of such first-tier foreign subsidiary, and

•	first-priority security interests in substantially all of the Borrowers’ and the Guarantors’ tangible and intangible assets, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, cash and proceeds of such assets.

Covenants. The senior credit facility contains a financial covenant requiring us to maintain, except during periods when availability under the senior credit facility is at least $25 million, a fixed charge coverage ratio of at least 1.1 to 1.0. The senior credit facility also contains restrictive covenants pertaining to the management and operation of the Borrowers and the Guarantors and their subsidiaries. These restrictive covenants include significant limitations on asset sales, indebtedness (excluding the senior notes), creation of liens, mergers and acquisitions, fundamental changes, investments and loans, dividends, payment of indebtedness, transactions with affiliates, sale and lease-back transactions, inter-Borrower transactions and amendment of material documents. In addition, incurrence of additional debt, receipt of casualty and condemnation payments and sale of assets would require mandatory repayment of the loans. The senior credit facility also contain customary representations and warranties and affirmative covenants.

Events of default. The senior credit facility provides for customary events of default, including:

•	failure to make payments when due;

•	breach of covenants;

•	breach of representations and warranties;

•	default under any agreement relating to material indebtedness (which includes debt for borrowed money and obligations in respect of hedge transactions) in excess of $10.0 million;

•	bankruptcy and other insolvency events;

•	judgment defaults;

•	defaults under the Employee Retirement Income Security Act of 1974, as amended; and

•	certain change of control events.

10% Senior Notes Due 2014

In June 2006, we issued $150,000,000 of our 10% Senior Notes due 2014, which we refer to as the senior notes. The senior notes rank equally in right of payment with all of our existing and future senior indebtedness and rank senior in right of payment to all of our existing and future subordinated indebtedness. These notes are not secured, and as such, have no underlying assets to secure the payment of principal or interest. The senior notes are guaranteed on a senior unsecured basis by our domestic restricted subsidiaries. The senior notes mature on July 15, 2014, with interest at a rate of 10% payable semi-annually in arrears on January 15 and July 15, commencing on January 15, 2007.

The senior notes may be redeemed at any time, in whole or in part, on or after July 15, 2010 at a redemption price equal to 105.0% of the principal amount of the notes in the first year, declining yearly to par at July 15, 2012, plus accrued and unpaid interest, if any, to the date of redemption. We may also redeem some or all of the senior notes at any time prior to July 15, 2010 at a price equal to the make-whole amount. In addition, at any time prior to July 15, 2009, we may redeem the senior notes in the aggregate up to 35% of the original principal amount using the net proceeds of certain equity offerings (including this offering) at a redemption price equal to 110.0% of the principal amount of the senior notes, plus accrued and unpaid interest, if any, to the date of redemption. The indenture does not contain any mandatory prepayment provisions.

Upon the occurrence of a change of control, each holder of the senior notes will have the right to require us to repurchase that holder’s senior notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

The indenture governing the senior notes contains covenants that, among other things, limit our ability, subject to certain qualifications and exceptions, to: incur or guarantee additional indebtedness; sell assets; pay dividends and make other equity distributions; purchase or redeem capital stock; make investments; consolidate or merge with or into other companies; and engage in transactions with affiliates.

The senior notes contain certain events of default, including failure to pay principal and interest on the notes, failure to comply with covenants, subject to a 60-day grace period in certain instances, and certain bankruptcy, insolvency or reorganization events with respect to us or the subsidiary guarantors.

Floor Plan Financing Agreement

For more information regarding the obligations of Stewart & Stevenson Truck Holdings LLC, pursuant to its floor plan financing agreement, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Material U.S. Federal Income Tax Consequences
Applicable to Non-U.S. Holders

The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of our common stock to non-United States holders (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the “Code,” the applicable United States federal income tax regulations promulgated or proposed under the Code, which we refer to as the “Treasury Regulations,” current administrative rulings and practice and judicial decisions, all as of the date hereof. These authorities are subject to change, possibly retroactively, and are subject to differing interpretations, so as to result in United States federal income tax consequences different from those set forth below. This summary is applicable only to non-United States holders (as defined below) who hold our common stock as a capital asset for United States federal income tax purposes. We have not sought any ruling from the Internal Revenue Service, or the “IRS,” with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to such statements and conclusions.

This summary also does not address any possible applicability of any United States federal tax other than the income tax, including but not limited to the United States federal estate tax or gift tax or the tax considerations arising under the laws of any non-United States, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, particularly those investors that will receive dividends or realize gain in connection with such investors’ conduct of a United States trade or business, permanent establishment or fixed base, as discussed below including, without limitation:

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid United States federal income tax;

•	persons that are partnerships or other pass-through entities; and

•	certain former citizens or expatriates of the United States.

THIS SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT LEGAL OR TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-UNITED STATES OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-United States Holder Defined

For purposes of this discussion, you are a non-United States holder if you are a beneficial holder of our common stock and, for United States federal income tax purposes, are not a “United States person.” A “United States person” is:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust, if a court within the United States is able to exercise primary supervision over the trust’s administration and one or more United States persons have the authority to control all of the substantial decisions of that trust.

Notwithstanding the preceding sentence, certain electing trusts in existence on August 20, 1996 that were treated as United States persons prior to such date may also be treated as United States persons.

If a partnership, including any entity or arrangement treated as a partnership for United States federal income tax purposes, is a holder of our common stock, then the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Persons who are partners of a partnership holding our common stock should consult their own tax advisors concerning the tax consequences of holding and disposing of our common stock.

Distributions

Following this offering, we do not intend to make any distributions on shares of our common stock. However, if we do make distributions on our common stock, other than certain pro rata distributions of common stock, those payments will constitute dividends for United States federal income tax purposes to the extent payable from our current or accumulated earnings and profits, as determined under United States federal income tax principles, as of the end of the taxable year of the distribution. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will first constitute a non-taxable return of capital, which reduces your tax basis in your shares of our common stock, but not below zero, and thereafter will be treated as gain from the sale of stock.

Any dividend on our common stock paid to you generally will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend, subject to any exemption or lower rate as may be specified by an applicable tax treaty, unless the dividends are effectively connected with the conduct by you of a trade or business within the United States. We may withhold up to 30% of either (i) the gross amount of the entire distribution, even if the amount of the distribution is greater than the amount constituting a dividend, as described above, or (ii) the amount of the distribution we project will be a dividend, based upon a reasonable estimate of both our current and our accumulated earnings and profits for the taxable year in which the distribution is made, in each case as provided for in the Treasury Regulations. If tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, then you may obtain a refund of any such excess amounts if you timely file an appropriate claim for refund with the IRS.

In order to receive a reduced rate of or an exemption from withholding tax under an income tax treaty, you are required to satisfy certain certification requirements, which may be met by providing us or our agent with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying, under penalty of perjury, as to your qualification for the reduced rate or exemption. Special certification and other requirements apply to certain non-United States holders that are partnerships or other pass-through entities.

Dividends received by you that are effectively connected with your conduct of a United States trade or business are exempt from withholding tax. If provided for in an applicable income tax treaty, dividends that are attributable to a United States permanent establishment (or, in the case of an individual, a fixed base) maintained by you may be exempt from withholding tax. In order to obtain this exemption, you must satisfy certain certification requirements, which may be met by providing us or our agent with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are subject to United States federal income tax and are taxed at the same graduated rates applicable to United States persons, net of certain deductions and credits. In addition, if you are a corporate non-United States holder, dividends you receive that are effectively connected with your conduct of a United States trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

If you are eligible for a reduced rate of or an exemption from withholding tax pursuant to an income tax treaty, then you may obtain a refund of any excess amounts withheld if you timely file an appropriate claim for refund with the IRS.

Gain on the Sale or Disposition of Common Stock

Subject to the discussion regarding backup withholding below, you generally will not be subject to United States federal income or withholding tax on any gain realized upon the sale or other disposition of our common stock unless:

•	that gain is effectively connected with your conduct of a United States trade or business and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment (or, in the case of an individual, a fixed base) maintained by you;

•	you are a nonresident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation” for United States federal income tax purposes, which we refer to as a “USRPHC,” at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, so long as our common stock is regularly traded on an established securities market, our common stock will be treated as United States real property interests only if you actually or constructively hold more than 5% of such regularly traded common stock.

If you are a non-United States holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale or disposition under regular graduated United States federal income tax rates, as if you were a United States person, except as otherwise required by an applicable income tax treaty. In addition, corporate non-United States holders described in the first bullet above may be subject to an additional branch profits tax at a 30% rate, subject to any exemption or lower rate as may be specified by an applicable tax treaty.

If you are an individual non-United States holder described in the second bullet above, you will be subject to tax at a gross rate of 30% on the amount by which your capital gains allocable to United States sources, including gain from the sale or other disposition of our common stock, exceed capital losses allocable to United States sources, except as otherwise provided in an applicable income tax treaty.

Backup Withholding and Information Reporting

We will, where required, report to the IRS and to you the amount of dividends, if any, paid to you on our common stock, your name and address and the amount of tax withheld, if any. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in your country of residence.

Payments of dividends made to you generally will be subject to backup withholding, currently at a rate of 28%, unless you establish an exemption, for example by properly certifying your non-United States status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding generally will apply if either we or our paying agent has actual knowledge, or reason to know, that you are a United States person that is not an exempt recipient or that the conditions of any other exemption are not, in fact, satisfied.

Payments of proceeds from a sale or other disposition of our common stock effected by or through a non-United States office of a broker to an offshore account maintained by a non-United States holder generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a United States person, a “controlled foreign corporation” for United States federal income tax purposes, a foreign person 50% or more of whose income is effectively connected with a United States trade or business for a specified three-year period, a United States branch of a non-United States bank or insurance company, or a non-United States partnership either engaged in a United States trade or business or in which one or more United States persons, in the aggregate, own more than 50% of the income and capital interest in the partnership, unless the broker’s records contain documentary evidence that the beneficial owner is a non-United States holder and specified conditions are met or an exemption is otherwise established. Backup withholding will apply if the disposition is subject to information reporting and the broker has actual knowledge or reason to know that the beneficial owner is a United States person that is not an exempt recipient.

Payments of proceeds from a disposition of our common stock by a non-United States holder made by or through the United States office of a United States or non-United States broker is generally subject to information reporting and backup withholding unless the holder certifies as to its non-United States holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

Backup withholding is not an additional tax. Amounts withheld from payments to non-United States holders under the backup withholding rules will be allowed as a credit against the holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

Underwriting

We and the selling stockholders are offering the shares of Common Stock described in this prospectus through a number of underwriters. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters. We and the selling stockholders will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders will agree to sell to the underwriters, and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of Common Stock listed next to its name in the following table:

Name	Number of shares

J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS Securities LLC
Wachovia Capital Markets, LLC
Total

The underwriters are committed to purchase all the shares of Common Stock offered by us and the selling stockholders if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the shares of Common Stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. After the initial public offering of the shares, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the United States may be made by affiliates of the underwriters. The representatives have advised us and the selling stockholders that the underwriters do not intend to confirm discretionary sales in excess of 5% of the common shares offered in this offering.

The underwriters have an option to buy up to           additional shares of Common Stock from the selling stockholders to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this over-allotment option. If any shares are purchased with this over-allotment option, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of Common Stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of Common Stock less the amount paid by the underwriters to us and the selling stockholders per share of Common Stock. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without over-	With full over-
Paid by us	allotment exercise	allotment exercise

Per Share	$	$
Total	$	$

	Without over-	With full over-
Paid by the selling stockholders	allotment exercise	allotment exercise

Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $     .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that, subject to certain limited exceptions, we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our Common Stock or securities convertible into or exchangeable or exercisable for any shares of our Common Stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of J.P. Morgan Securities Inc., on behalf of the underwriters, for a period of 180 days after the date of this prospectus. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Our directors, executive officers and our stockholders, including the selling stockholders, have entered into lock up agreements with the underwriters prior to the commencement of this offering pursuant to which we and each of these persons or entities, for a period of 180 days after the date of this prospectus, may not, subject to certain limited exceptions, without the prior written consent of J.P. Morgan Securities Inc., (1) offer, pledge, announce the intention to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Common Stock (including, without limitation, Common Stock which may be deemed to be beneficially owned by such directors, executive officers, managers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. Notwithstanding the foregoing, if (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

(2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We intend to apply to have our Common Stock approved for listing on the New York Stock Exchange under the symbol “          .”

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of Common Stock in the open market for the purpose of preventing or retarding a decline in the market price of the Common Stock while this offering is in progress. These stabilizing transactions may include making short sales of the Common Stock, which involves the sale by the underwriters of a greater number of shares of Common Stock than they are required to purchase in this offering, and purchasing shares of Common Stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their over allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over allotment option. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Common Stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the Common Stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase Common Stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discounts and commissions received by them.

These activities may have the effect of raising or maintaining the market price of the Common Stock or preventing or retarding a decline in the market price of the Common Stock, and, as a result, the price of the Common Stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the          , in the over the counter market or otherwise.

Prior to this offering, there has been no public market for our Common Stock. The initial public offering price will be determined by negotiations among us, the selling stockholders and the representatives of the underwriters. In determining the initial public offering price, we, the selling stockholders and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters, the selling stockholders and us.

Neither we nor the selling stockholders nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Each underwriter has represented that (1) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of any Common Stock in circumstances in which Section 21(1) of the FSMA does not apply to us and (2) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, which on the date hereof includes the European Union plus Iceland, Norway and Liechtenstein (each, a ”Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the European Union Prospectus Directive (the ”EU Prospectus Directive”) is implemented in that Relevant Member State (the ”Relevant Implementation Date”) it has not made and will not make an offer of Common Stock to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an ”offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future. J.P. Morgan Securities Inc. was the initial purchaser in connection with the offering of our 10% Senior Notes due 2014. See “Description of Indebtedness—10% Senior Notes due 2014” for additional information relating to the senior notes. JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities Inc., is a lender under our revolving credit facility. See “Description of Indebtedness—Senior Credit Facility” for additional information relating to the terms of that facility. A portion of the proceeds from this offering will be used to repay borrowings under our revolving credit facility. Because more than 10% of the net proceeds of this offering will be paid to affiliates of the underwriters, this offering is being conducted pursuant to Conduct Rule 2710(h) of the National Association of Securities Dealers, Inc., or the NASD. That rule requires that the initial public offering price at which our Common Stock is to be distributed to the public can be no higher than that recommended by a “qualified independent underwriter,” as defined by the NASD. Accordingly, Merrill Lynch, Pierce, Fenner & Smith Incorporated will serve in the capacity of qualified independent underwriter in pricing the offering, perform due diligence investigations and participate in the preparation of the registration statement of which this prospectus is a part.

Legal Matters

Certain legal matters in connection with the sale of the shares of Common Stock offered hereby will be passed upon for us by Jones Day, New York, New York. The underwriters have been represented by Simpson Thacher & Bartlett LLP, New York, New York.

Experts

The consolidated financial statements of Stewart & Stevenson LLC and its subsidiaries at January 31, 2006 and 2005 (Predecessor) and for the period January 23, 2006 to January 31, 2006, the period February 1, 2005 to January 22, 2006 (Predecessor), and the two-year period ended January 31, 2005 (Predecessor) appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where You Can Find More Information

We have not previously been subject to the reporting requirements of the Exchange Act. We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our Common Stock to be sold in this offering. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement and exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information about us and the shares to be sold in this offering, please refer to the registration statement. Statements contained in this prospectus as to the contents of any agreement or any other document referred to are not necessarily complete and, in each instance, we refer you to the copy of the agreement or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement and the exhibits and schedules to the registration statement at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference room. You may also obtain copies of all or part of the registration statement by mail from the Public Reference Section of the SEC at prescribed rates.

The SEC also maintains a website that contains reports, proxy and information statements and other information about issuers, including Stewart & Stevenson Inc., that file electronically with the SEC. The address of that website is http://www.sec.gov.

Upon completion of this offering, we will become subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and we will file reports, proxy statements and other information with the SEC.

Index to Financial Statements

Index to Financial Statements
Stewart & Stevenson LLC and subsidiaries
Consolidated Financial Statements Year Ended January 31, 2006

Report of Independent
Registered Public Accounting Firm

The Board of Directors and Shareholders of
Stewart & Stevenson LLC

We have audited the accompanying consolidated balance sheets of Stewart & Stevenson LLC and subsidiaries, a Delaware Limited Liability Corporation (the “Company”) as of January 31, 2006 and 2005 (Predecessor) and the related consolidated statements of operations, shareholders’ equity, comprehensive income and cash flows for the period January 23, 2006 to January 31, 2006, the period February 1, 2005 to January 22, 2006 (Predecessor), and the two-year period ended January 31, 2005 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Stewart & Stevenson LLC and subsidiaries as of January 31, 2006 and January 31, 2005 (Predecessor) and the consolidated results of their operations and their cash flows for the period January 23, 2006 to January 31, 2006, the period February 1, 2005 to January 22, 2006 (Predecessor), and the two-year period ended January 31, 2005 (Predecessor) in conformity with accounting principles generally accepted in the United States.

June 16, 2006, except as to Note 14,
as to which the date
is          , 2007
Houston, Texas

The foregoing report is in the form that will be signed upon the completion of the Corporate Conversion and the restatement of capital accounts described in Note 14 to the financial statements.

/s/  Ernst & Young LLP

January 31, 2007
Houston, Texas

Stewart & Stevenson LLC and Subsidiaries
Consolidated Balance Sheets

	Successor	Predecessor
	January 31,	January 31,
(In thousands, except unit data)	2006	2005

Assets
Current assets:
Cash and cash equivalents	$1,093	$1,838
Accounts receivable, net	94,871	80,351
Recoverable costs and accrued profits not yet billed	54,291	26,544
Inventories	170,080	94,957
Other current assets	1,317	470
Current intangible asset	6,490	—
Total assets of discontinued operations	—	25,467

Total current assets	328,142	229,627
Property, plant and equipment, net	45,858	61,907
Intangibles assets, net	12,105	5,216
Deferred financing costs and other assets	3,336	224

Total assets	$389,441	$296,974

Liabilities and shareholders’ equity
Current liabilities:
Bank notes payable	$3,248	$1,671
Current portion of long-term debt	9,771	—
Accounts payable	69,309	37,978
Accrued payrolls and incentives	6,784	9,684
Billings in excess of incurred costs	3,314	—
Customer deposits	37,390	—
Other current liabilities	8,196	7,889
Total liabilities of discontinued operations	—	2,296

Total current liabilities	138,012	59,518
Long-term debt, net of current portion	181,506	—
Other long-term liabilities	109	182

Total liabilities	319,627	59,700

Shareholders’ equity:
Owner’s investment	—	242,251
Preferred units, ($1,000 par value) 65,000 units issued and outstanding	65,128	—
Common units, ($1,000 par value) 5,000 units issued and outstanding	5,000	—
Accumulated other comprehensive loss	(24)	(4,977)
Retained earnings	(290)	—

Total shareholders’ equity	69,814	237,274

Total liabilities & shareholders’ equity	$389,441	$296,974

See accompanying notes to the consolidated financial statements.

Stewart & Stevenson LLC and Subsidiaries
Consolidated Statements of Operations

	Successor	Predecessor	Predecessor
(In thousands, except units outstanding and	January 23, 2006	February 1, 2005	Year ended	Year ended
per unit data)	to January 31, 2006	to January 22, 2006	January 31, 2005	January 31, 2004

Sales	$17,498	$673,175	$548,476	$498,118
Cost of sales	15,318	567,432	462,516	448,602

Gross profit	2,180	105,743	85,960	49,516
Selling and administrative expenses	2,028	82,472	81,691	96,573
Other income, net	(16)	(2,411)	(2,749)	(204)

Operating profit (loss)	168	25,682	7,018	(46,853)
Interest expense, net	330	109	155	341

Earnings (loss) from continuing operations before income taxes	(162)	25,573	6,863	(47,194)
Income tax expense (benefit)	—	10,255	542	(19,916)

Net earnings (loss) from continuing operations	(162)	15,318	6,321	(27,278)
Loss from discontinued operations, net of tax benefit of $1,489, $48 and $5,100	—	(2,224)	(559)	(6,985)
Loss from disposal of discontinued operations, net of tax of $1,213	—	(1,813)	—	—

Net earnings (loss)	(162)	11,281	5,762	(34,263)
Preferred dividends	(128)	—	—	—

Net earnings (loss) available for common unit holder	$(290)	$11,281	$5,762	$(34,263)

Units outstanding:
Basic	5,000	5,000	5,000	5,000
Diluted	5,000	6,667	6,667	5,000
Earnings (loss) per unit:
Basic:
Continuing operations	$(32)	$3,064	$1,264	$(5,456)
Discontinued operations	—	(808)	(112)	(1,397)

Net earnings (loss) per unit	$(32)	$2,256	$1,152	$(6,853)
Diluted
Continuing operations	$(32)	$2,298	$948	$(5,456)
Discontinued operations	—	(606)	(84)	(1,397)

Net earnings (loss) per unit	$(32)	$1,692	$864	$(6,853)

See accompanying notes to the consolidated financial statements.

Stewart & Stevenson LLC and Subsidiaries
Consolidated Statements of Shareholders’ Equity

		Accumulated
		other
	Owner’s	comprehensive
(In thousands)	investment	loss	Total

Predecessor
Balance, January 31, 2003	$294,659	$(4,984)	$289,675
Net loss	(34,263)	—	(34,263)
Other comprehensive income	—	394	394
Net investment of parent in carved-out operations	26,893	—	26,893

Balance, January 31, 2004	287,289	(4,590)	282,699
Net earnings	5,762	—	5,762
Other comprehensive loss	—	(387)	(387)
Net distribution to parent from carved-out operations	(50,800)	—	(50,800)

Balance, January 31, 2005	242,251	(4,977)	237,274
Net earnings	11,281	—	11,281
Other comprehensive income	—	122	122
Net investment of parent in carved-out operations	35,444	—	35,444

Balance, January 22, 2006	$288,976	$(4,855)	$284,121

				Accumulated
				other
	Preferred	Common	Retained	comprehensive
	units	units	earnings	loss	Total

Successor
Balance, January 23, 2006	$—	$—	$—	$—	$—
Shareholder investment on January 23, 2006	65,000	5,000	—	—	70,000
Net loss, January 23, 2006 to January 31, 2006	—	—	(162)	—	(162)
Preferred dividend accrued	128	—	(128)	—	—
Other comprehensive loss	—	—	—	(24)	(24)

Balance, January 31, 2006	$65,128	$5,000	$(290)	$(24)	$69,814

Stewart & Stevenson LLC and Subsidiaries
Consolidated Statements of Comprehensive Income

	Successor	Predecessor	Predecessor
	January 23, 2006	February 1, 2005	Year ended	Year ended
(In thousands)	to January 31, 2006	to January 22, 2006	January 31, 2005	January 31, 2004

Net earnings (loss)	$(162)	$11,281	$5,762	$(34,263)
Currency translation loss, net of taxes	(24)	122	(387)	394

Comprehensive income (loss)	$(186)	$11,403	$5,375	$(33,869)

See accompanying notes to the consolidated financial statements.

Stewart & Stevenson LLC and Subsidiaries
Consolidated Statements of Cash Flows

	Successor	Predecessor	Predecessor
	January 23, 2006	February 1, 2005	Year ended	Year ended
(In thousands)	to January 31, 2006	to January 22, 2006	January 31, 2005	January 31, 2004

Operating activities
Net earnings (loss)	$(162)	$11,281	$5,762	$(34,263)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Net loss from discontinued operations	—	4,037	559	6,985
Depreciation and amortization	181	13,102	16,359	18,087
(Gain) loss on sale of property, plant and equipment	—	(914)	(1,552)	986
Change in operating assets and liabilities net of the effect of acquisitions, divestitures and discontinued operations:
Accounts receivable, net	2,015	(16,535)	14,845	(6,070)
Recoverable costs and accrued profits not yet billed	(5,119)	(22,628)	(11,139)	(9,384)
Inventories	(9,778)	(60,759)	(1,387)	15,276
Other current and non-current assets	52	(4,737)	(1,968)	(872)
Accounts payable	19,802	6,943	10,174	(3,610)
Accrued payrolls and incentives	3,678	(6,579)	3,079	(338)
Customer deposits	7,597	29,793	—	—
Other liabilities	564	3,082	(1,977)	3,152

Net cash provided by (used in) continuing operations	18,830	(43,914)	32,755	(10,051)
Net cash provided by (used in) discontinued operations	—	9,355	17,241	(6,348)

Net cash provided by (used in) operating activities	18,830	(34,559)	49,996	(16,399)

Investing activities
Capital expenditures	—	(6,421)	(7,511)	(6,425)
Additions to rental equipment	(514)	(8,312)	(6,011)	(10,726)
Acquisition of businesses	(277,289)	—	(1,625)	(1,788)
Disposal of property, plant and equipment, net	—	2,974	16,380	3,694

Net cash provided by (used in) continuing operations	(277,803)	(11,759)	1,233	(15,245)
Net cash provided by discontinued operations	—	9,438	—	1,414

Net cash provided by (used in) investing activities	(277,803)	(2,321)	1,233	(13,831)

Financing activities
Change in short-term notes payable	—	1,577	(261)	479
Deferred financing costs	(3,191)	—	—	—
Long-term borrowings	210,480	—	—	—
Preferred units investment	65,000	—	—	—
Common units investment	5,000	—	—	—
Payment of long-term borrowings, net	(19,202)	—	—	—
Net transfer (to) from parent	—	35,444	(50,800)	26,893

Net cash provided by (used in) financing activities	258,087	37,021	(51,061)	27,372

Increase (decrease) in cash and cash equivalents	(886)	141	168	(2,858)
Cash and cash equivalents, beginning of fiscal year	1,979	1,838	1,670	4,528

Cash and cash equivalents, end of fiscal year	$1,093	$1,979	$1,838	$1,670

See accompanying notes to the consolidated financial statements.

Stewart & Stevenson LLC and Subsidiaries

Notes to Consolidated Financial Statements

Note 1:	Company Overview

Stewart & Stevenson LLC (the “Company” or “Successor”) is a leading designer, manufacturer and marketer of equipment and services primarily to the oilfield service industry headquartered in Houston, Texas. The Company began operations on January 23, 2006 through the acquisition of substantially all of the operating assets of the oilfield products and related businesses of Stewart & Stevenson Services, Inc. (“Predecessor”) under two asset purchase agreements (the “Acquisition”). The aggregate purchase price for the transaction was approximately $284.7 million, including cash of $277.3 million, and $7.4 million paid during the first quarter of Fiscal 2006, including $1.0 million of legal costs and $6.4 million to seller based on the final net asset value conveyed at closing.

The consolidated balance sheet as of January 31, 2005 and the related statement of operations, shareholders’ equity, comprehensive income, and cash flows for the period February 1, 2005 to January 22, 2006 and years ending January 31, 2005 and January 31, 2004 reflect carved-out presentations of the acquired operations from the Predecessor’s financial statements, presented on a stand-alone basis. The presentation of the carved-out Predecessor financial statements requires certain assumptions in order to reflect the business as a stand-alone entity, which management believes are reasonable. The Predecessor did not have a formal financing agreement between the parent and its operating subsidiaries, therefore, advances to the Predecessor’s subsidiaries from the parent were reflected as owner’s investment within shareholders’ equity.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition:

(In thousands)	January 23, 2006

Cash and cash equivalents	$2,213
Receivables, net	96,864
Recoverable costs and accrued profit not yet billed	49,172
Inventory	147,121
Property, plant and equipment, intangibles and other assets	65,740

Total assets acquired	361,110

Notes payable	3,346
Accounts payable	37,608
Unearned revenue	21,293
Other liabilities	14,186
Total liabilities assumed	76,433

Purchase price allocated	$284,677

The Company is accounting for this acquisition using the purchase method of accounting and is in the process of finalizing the valuations of certain assets acquired and liabilities assumed; consequently, the initial allocation of the purchase price is preliminary and subject to change for a period of one year following the acquisition, although management believes it is materially accurate as of January 31, 2006.

The purchase price was funded through the issuance of $65.0 million of preferred stock and $5.0 million of common stock, as well as $207.3 million of borrowings, net of $3.2 million loan fees.

In connection with the Acquisition, the Company entered into a transition service agreement with the Predecessor, under which the Company is required to provide certain services to the Predecessor, and conversely, the Predecessor is required to provide certain services to the Company, for a period of one year. The net impact of transition service fees between the Company and Predecessor is not material. Also, the Company entered into a three year operating lease agreement with the Predecessor, including an 18 month purchase option related to a manufacturing facility retained by the seller. Annual rent expense associated with this lease is $0.5 million.

Note 2:	Summary of Significant Accounting Policies

Fiscal Year: The Company’s fiscal year begins on February 1 of the year stated and ends on January 31 of the following year. For example, “Fiscal 2005” commenced on February 1, 2005 and ended on January 31, 2006. For the purposes of the Predecessor financial statements, Fiscal 2005 began on February 1, 2005 and ended on January 22, 2006, the date in which the businesses were acquired by Stewart & Stevenson LLC. The Successor’s Fiscal 2005 commenced on January 23, 2006 and ended on January 31, 2006. The Company reports results on the fiscal quarter method with each quarter comprising approximately 13 weeks.

Use of Estimates and Assumptions: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Consolidation: The consolidated financial statements include the accounts of Stewart & Stevenson LLC and all enterprises in which the Company has a controlling interest. All intercompany accounts and transactions have been eliminated.

Cash Equivalents: Interest-bearing deposits, investments in short-term government securities, commercial paper, money market funds and other highly liquid investments with original maturities of three months or less are considered cash equivalents.

Allowance for Doubtful Accounts: The Company extends credit and credit enhancements to customers and other parties in the normal course of business and maintains an allowance for doubtful accounts for estimated losses resulting from the inability or unwillingness of customers to make required payments. The Company bases such estimates on historical experience, existing economic conditions and any specific customer collection issues the Company has identified. Uncollectible accounts receivable are written off when a settlement is reached for an amount less than the outstanding balance or when the Company determines that the balance will not be collected.

Inventories: Inventories are stated at the lower of cost or market, with cost primarily determined on a first-in, first-out (“FIFO”) basis and market determined on the basis of estimated realizable values. The Company retroactively applied a change in accounting from the policy of the Predecessor (last-in, first-out) to FIFO for all periods presented, which we believe to be a preferable basis. The Company purchases a considerable amount of its inventory for resale from independent manufacturers pursuant to distribution agreements. Cost represents invoice or production cost for new items and original cost less allowance for condition for used equipment inventory. Production cost includes material, labor and manufacturing overhead. When circumstances dictate, the Company writes inventory down to its estimated realizable value based upon assumptions about future demand, technological innovations, market conditions, plans for disposal and the physical condition of products. Shipping and handling costs are expensed as incurred in cost of sales. Shipping and handling costs billed to customers are recorded as sales.

Revenue Recognition: Revenue on equipment and parts sales is recognized when a product is shipped, collectibility is reasonably assured, risk of ownership has been transferred to and accepted by the customer and contract terms are met. Revenue from service agreements is recognized as earned, when services have been rendered. Revenue from rental agreements is recognized on a straight-line basis over the rental period.

With respect to long-term contracts that extend beyond two fiscal quarters and, which account for approximately 25% of total sales, revenue is recognized using the percentage-of-completion method. The majority of the Company’s long-term construction contracts are fixed-price contracts, and measurement of progress toward completion is based on direct labor hours incurred. Changes in estimates for revenues, costs to complete and profit margins are recognized in the period in which they are reasonably determinable. Any anticipated losses on uncompleted contracts are recognized whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue. With respect to cost-plus-fixed-fee contracts, the Company recognizes the fee ratably as the actual costs are incurred, based upon the total fee amounts expected to be realized upon completion of the contracts. Bid and proposal costs are expensed as incurred.

The Company frequently sells equipment together with “start-up” services, which typically involve adding fuel to the engine, starting the equipment for the first time, and observing it to ensure that it is operating properly. In cases where start-up services are required on an equipment sale, the estimated start-up costs are accrued when revenue from the equipment sale is recognized. The Company had approximately $0.6 million and $0.3 million of accrued start-up costs that had not yet been performed as of January 31, 2006 and January 31, 2005, respectively.

Customer Deposits: The Company periodically collects customer deposits in advance of sales to customers. For long-term constructions contracts these customer deposits are recorded as current liabilities until the construction project begins, at which time the deposits are removed from customer deposits and factored into the percentage-of-completion calculation, which determine the balances in the Recoverable costs and accrued profits in excess of billings and Billings in excess of accrued profits balances. For all other sales, these deposits remain in liabilities until revenue is recognized on the sale.

Property, Plant and Equipment: Property, plant and equipment is stated at historical cost. Depreciation is computed over the estimated useful lives of the assets, using the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds realized thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized. Assets acquired through the Acquisition are depreciated over their remaining useful lives. The range of estimated service lives used to calculate financial reporting depreciation for new items of property, plant and equipment are as follows:

Machinery and equipment	4—7 years
Computer hardware and software	3—5 years
Building and leasehold improvements	10—25 years
Rental equipment	2—8 years

The Company assesses the valuation of components of its property, plant and equipment and other long-lived assets whenever events or circumstances dictate that the carrying value might not be recoverable. The Company bases its evaluation on indicators such as the nature of the assets, the future economic benefit of the assets, any historical or future profitability measurements and other external market conditions or factors that may be present. If such factors indicate that the carrying amount of an asset or asset group may not be recoverable, the Company determines whether impairment has occurred by analyzing an estimate of undiscounted future cash flows at the lowest level for which identifiable cash flows exist. If the estimate of undiscounted future cash flows during the estimated useful life of the asset is less than the carrying value of the asset, the Company recognizes a loss for the difference between the carrying value of the asset and its estimated fair value, measured by the present value of estimated future cash flows or third party appraisal, as appropriate under the circumstances.

Intangible Assets: Amounts allocated to intangible assets acquired on January 23, 2006 are amortized on a straight-line basis over their estimated useful lives. The Company is in the process of finalizing the valuations of certain long-lived and intangible assets; consequently, the initial allocation of the purchase price is preliminary and subject to change for a period of one year following the acquisition, although management believes it is materially accurate as of January 31, 2006. Estimated intangible assets at January 31, 2006 include the following:

		Estimated
		value at
	Estimated	January 23,
(In thousands)	useful life	2006

Unfilled order backlog	1 Yr.	$6,490

Current intangible assets		$6,490

Tradenames and trademarks	—	$5,321
Engineering drawings	10 Yrs.	2,589
Distribution contracts	27 Yrs.	3,323
Customer relationships	6 Yrs.	667
Patents	4 Yrs.	205

Non-current intangible assets		$12,105

Indefinite-lived intangible assets are evaluated at least annually for impairment, during the fourth quarter or when events or circumstances indicate that it is more likely than not that an impairment loss has been incurred.

Insurance: The Company maintains a variety of insurance for its operations that it believes to be customary and reasonable. The Company is self-insured up to certain levels in the form of deductibles and retentions for general liability, vehicle liability, group medical and workers compensation claims. Other than normal business and contractual risks that are not insurable, the Company’s risk is commonly insured against and the effect of a loss occurrence is not expected to be significant. The Company accrues for estimated self-insurance costs and uninsured exposures based on estimated development of claims filed and an estimate of claims incurred but not reported. The Predecessor operating results include an allocation of all identifiable self-insurance expenses that are attributable to the acquired businesses. The Company regularly reviews estimates of reported and unreported claims and provides for losses accordingly. Substantially all obligations related to general liability, vehicle liability, group medical and workers compensation claims related to the business acquired on January 23, 2006 were retained by the Predecessor.

Internal-Use Software Costs: Internal and external costs incurred to develop internal-use computer software are capitalized. The cost of business process reengineering activities, data migration and training are expensed as incurred.

Advertising: Advertising costs are included in selling and administrative expenses and are expensed as incurred. These expenses totaled $2.2 million, $1.8 million and $1.9 million for Fiscal 2005, 2004 and 2003, respectively.

Deferred Financing Costs: In conjunction with the Acquisition, the Company paid $3.2 million of financing charges, which have been capitalized in Intangibles and Other Assets. These costs are being amortized over the five-year term of the debt, on a straight-line basis.

Corporate Cost Allocation: The Predecessor organization included a corporate office segment, which was not allocated to the operating business units. These costs include the facility-related costs of maintaining the corporate office, chief executive, legal, finance, investor relations and other similar costs. Costs incurred by the Predecessor corporate office segment, which were attributable to supporting the underlying businesses, but not clearly identifiable to any specific operation were $10.6 million, $14.0 million, and $11.5 million in Fiscal 2005, Fiscal 2004, and Fiscal 2003, respectively. For allocation purposes, the Company used a weighted average percentage based upon three factors: total sales, total assets, and total employees. This approach was used as the Company feels that it provides a reasonable indication of Predecessor corporate resource allocation to supporting the underlying businesses. Based on this approach, total corporate office costs of $6.8 million (64%), $8.5 million (63%) and $7.5 million (65%) were allocated to the carved-out financial statements. While management believes this allocation methodology is reasonable, these allocated costs are not necessarily the actual costs that would have been incurred in the carved-out business, if it were a stand-alone entity during this period. In addition, the Predecessor financial statements include allocations of expenses associated with the Predecessor’s 401(k) savings plan of $2.1 million, $2.0 million and $2.1 million for Fiscal 2005, Fiscal 2004 and Fiscal 2003, respectively.

Translation of Foreign Currency: The local currency is the functional currency for the Company’s South American subsidiaries and, as such, assets and liabilities are translated into U.S. dollars at year-end exchange rates. Income and expense items are translated at average exchange rates during the year. Translation adjustments resulting from changes in exchange rates are reported in other comprehensive income. As of January 31, 2006 and 2005, the entire accumulated other comprehensive loss balance consisted of currency translation adjustments. Gain or losses from foreign currency transactions are recognized in current earnings. Net foreign currency exchange (gains) losses included in other (income) expense, net in the consolidated statements of operations were ($0.3) million, ($0.2) million and $0.2 million during Fiscal 2005, 2004 and 2003, respectively.

Fair Value of Financial Instruments: The Company’s financial instruments consist primarily of cash equivalents, trade receivables, trade payables and debt instruments. The recorded values of cash equivalents, trade receivables and trade payables are considered to be representative of their respective fair values. Generally, the Company’s notes payable have interest rates which are tied to current market rates, and thus, their fair value is consistent with their recorded amounts.

Warranty Costs: The Company generally provides product and service warranties for periods of six months to 12 months. Based on historical experience and contract terms, the Company provides for the estimated cost of product and service warranties at the time of sale or, in some cases, when specific warranty problems are identified. Accrued warranty costs are adjusted periodically to reflect actual experience. Certain warranty and other related claims involve matters of dispute that ultimately may be resolved by negotiation, arbitration or litigation. Occasionally, a material warranty issue can arise that is beyond the Company’s historical experience. The Company provides for any such warranty issues as they become known and estimable.

A summary of warranty activity associated with continuing operations follows:

		Predecessor
	Fiscal	Fiscal	Fiscal
(In thousands)	2005	2004	2003

Accrued warranty costs at beginning of year	$2,069	$1,820	$1,483
Warranty accrual for current period sales	2,812	1,786	2,159
Payments for warranty obligations	(2,424)	(1,537)	(1,822)

Accrued warranty costs at end of year	$2,457	$2,069	$1,820

Income Taxes: Prior to the acquisition on January 23, 2006, federal and state income taxes of the business were reported within the consolidated operations of the Predecessor’s parent. For the purposes of the stand-alone presentation of the Predecessor, the provision for income taxes has been computed on the basis that the Predecessor files a separate consolidated income tax for the carved-out operation. Deferred tax assets and liabilities were retained by the Predecessor, and therefore, excluded from the reported Predecessor balance sheet.

A reconciliation between the income tax provision (benefit) from Predecessor continuing operations and income taxes computed by applying the statutory U.S. Federal income tax rate of 35% in Fiscal 2005, 2004, and 2003 is as follows:

	Fiscal	Fiscal	Fiscal
(In thousands)	2005	2004	2003

Provision (benefit) at statutory rate of 35%	$8,950	$2,402	$(16,518)
Impact of federal tax credits	(827)	(1,164)	(319)
State income taxes and other, net	2,132	(696)	(3,079)

Income tax provision (benefit)	$10,255	$542	$(19,916)

Subsequent to the Acquisition, income from the Successor is reported for federal and state income tax purposes by the Company’s shareholders, therefore, there is no income tax expense recorded in the statement of operations. Generally, the Company will make quarterly distributions to the shareholders to fund these tax obligations. During Fiscal 2005, there were no tax distributions to shareholders.

Stock-Based Compensation: The Company does not have any stock-based compensation plans. However, certain employees of the Company have participated in the Predecessor’s stock-based compensation plans. As permitted under SFAS No. 123, the Predecessor used the intrinsic value method of accounting prescribed by Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” to account for its stock-based compensation programs. Accordingly, no compensation expense was recognized when the exercise price of an employee stock option was equal to or greater than the market price of the Predecessor common stock on the grant date and all other provisions of the award were fixed. In connection with the sale of the Predecessor businesses to the Company in January 2006, the Predecessor entered into termination and release agreements with three former executives. Pursuant to such agreements, the Predecessor accelerated the vesting of all stock option agreements held by the three executives, and extended their exercise term from 30 days after the date of termination to December 31, 2006. As a result of these modifications of terms, the Predecessor Fiscal 2005 results include non-cash compensation expense totaling $2.7 million, which was charged to selling and administrative expenses in the consolidated statement of operations.

The following pro forma data are calculated as if compensation expense for the Predecessor’s stock option plans was determined based on the fair value at the grant date for awards under these plans for awards to employees within the acquired businesses, amortized to expense on a pro rata basis over the option vesting period, in accordance with the methodology prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation:”

	Predecessor
(In thousands, except	February 1, 2005	Year ended	Year ended
per share data)	to January 22, 2005	January 31, 2005	January 31, 2004

Net earnings (loss):
As reported	$11,281	$5,762	$(34,263)
Pro forma compensation expense, determined under fair value method, net of tax	(446)	(353)	(311)

Pro forma	$10,835	$5,409	$(34,574)
Basic earnings (loss) per unit:
As reported	$2,256	$1,152	$(6,853)
Pro forma	2,167	1,082	(6,914)
Diluted earnings (loss) per unit:
As reported	$1,692	$864	$(6,853)
Pro forma	1,625	811	(6,914)

For purposes of the pro forma disclosures, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in Fiscal 2005, 2004 and 2003:

	Fiscal 2005	Fiscal 2004	Fiscal 2003

Risk free interest rates	3.98%	3.00%	2.83%
Expected dividend yields	1.45%	2.97%	3.18%
Expected volatility	62.90%	64.80%	65.10%
Expected life (years)	4	5	5

Based on the above assumptions, the weighted average fair value of stock options granted in Fiscal 2005, 2004 and 2003 was $11.33, $5.72 and $5.13, respectively.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

Recent Accounting Pronouncements: In December 2004, the FASB issued SFAS No. 123R, which replaces SFAS No. 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values beginning with the first interim period in fiscal 2006, with early adoption encouraged. The pro forma disclosures previously permitted under SFAS No. 123 no longer will be an alternative to financial statement recognition. The Company adopted SFAS No. 123R on February 1, 2006. As the Company does not have any share-based compensation plans, the adoption did not have an impact on the Company’s consolidated results of operations and cash flows.

In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an amendment of ARB 43, Chapter 4,” which clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. SFAS No. 151 is effective for inventory costs incurred by the Company beginning in Fiscal 2006. The Company does not believe the implementation of SFAS No. 151 will have a material impact on its consolidated financial statements.

Note 3:	Predecessor Acquisitions

In the fourth quarter of Fiscal 2004, the Predecessor acquired certain assets from Premier Freightliner, Inc., located in El Paso, Texas. The total purchase price for the acquired assets was $1.6 million.

In the second quarter of Fiscal 2003, the Predecessor acquired certain assets and assumed certain liabilities from Kalina Industrial Services, Inc., located in Austin, Texas. The total purchase price for the net acquired assets was $0.3 million. In the third quarter of Fiscal 2003, the Predecessor also acquired certain assets and assumed certain liabilities from Industrial Power and Service, Inc., located in Longview, Texas. The total purchase price for the net acquired assets was $1.8 million, including cash of $1.2 million, a note payable of $0.1 million and other non-cash consideration of $0.5 million.

The acquisitions discussed above were accounted for using the purchase method of accounting. Results of operations for the acquired businesses are included in the accompanying consolidated financial statements since the date of acquisition. In each case, the purchase price was allocated to the net assets acquired based upon their estimated fair values. Pro forma information is not presented, as these acquisitions are not material individually or in the aggregate.

Note 4:	Predecessor Significant Items

Fiscal 2005: The Predecessor’s Fiscal 2005 results include a $2.7 million non-cash charge resulting from modifications to former executives stock compensation agreements and a $3.3 million non-cash gain associated with a change in the Predecessor’s vacation policy.

Fiscal 2003: The Predecessor’s Fiscal 2003 results included charges of $7.9 million for provision for obsolete and excess inventory resulting from actions taken by the Predecessor to liquidate slow-moving inventory.

Note 5:	Discontinued Operations

During 2003, the Predecessor initiated a plan to improve profitability of all operating business units to acceptable levels. The execution of this plan continued into Fiscal 2005 and included the shut down or sale of 15 locations within the Predecessor’s Power Products segment. Sales and operating loss generated by these exited businesses were as follows (in thousands):

	Predecessor
	February 1, 2005
	to January 22, 2006	Fiscal 2004	Fiscal 2003

Sales	$30,645	$61,130	$103,502
Operating loss	(3,713)	(607)	(12,085)
Operating loss, net of taxes	(2,224)	(559)	(6,985)

The Predecessor also recorded a loss of $1.8 million, net of tax benefit in Fiscal 2005 associated with the sale of operating assets and business of four distribution locations in California.

The assets and liabilities of the Predecessor’s discontinued operations as of January 31, 2005 consisted of the following (in thousands):

Predecessor
January 31, 2005

Accounts receivable, net	$9,804
Inventories	10,076
Property, plant and equipment, net	5,435
Other assets	152

Total assets of discontinued operations	$25,467

Accounts payable	$1,204
Accrued payrolls and incentives	809
Other liabilities	283

Total liabilities of discontinued operations	$2,296

All assets and obligations related to these businesses were retained by the Predecessor in the sale to the Company. Therefore, these exited businesses will have no impact on operating results of the Company in future periods.

Note 6:	Contracts in Process

Recoverable costs and accrued profits not yet billed primarily relate to oilfield service equipment projects. Amounts included in the financial statements which relate to recoverable costs and accrued profits not yet billed on contracts in process are classified as current assets. Billings on uncompleted contracts in excess of incurred costs and accrued profits are classified as current liabilities. Progress billings on contracts are made in accordance with the terms and conditions of the contracts, which often differ from the revenue recognition process. A summary of the status of uncompleted contracts is as follows:

	Successor	Predecessor
(In thousands)	January 31, 2006	January 31, 2005

Costs incurred on uncompleted contracts	$81,783	$38,337
Accrued profits	14,032	5,257

	95,815	43,594
Less billings to date	(44,838)	(17,050)

	$50,977	$26,544

Recoverable costs and accrued profits not yet billed	$54,291	$26,544
Billings in excess of incurred costs and accrued profits	(3,314)	—

	$50,977	$26,544

Note 7:	Inventories

Summarized below are the components of inventories related to continuing operations:

	Successor	Predecessor
(In thousands)	January 31, 2006	January 31, 2005

Inventory purchased under distributor agreements	$105,237	$71,474
Raw materials and spare parts	20,150	9,299
Work in process	42,573	11,920
Finished goods	2,120	2,264

Total Inventories	$170,080	$94,957

The inventory balances above are stated net of inventory valuation allowances totaling $10.0 million and $8.1 million at the end of Fiscal 2005 and 2004, respectively.

Note 8:	Capital Structure

Capital Stock: As a limited liability company, the common interest holders’ liability is limited to the capital invested in the Company. In connection with the Acquisition, a $70 million capital contribution was made by the shareholders. The contribution includes $5 million of common voting interests ($1,000 per unit), along with $65 million of preferred interests ($1,000 per unit). The preferred interests are non-voting, and entitle the shareholder to annual distributions of available earnings, equal to 8.0% of the preferred interest investment. Availability of funds for distribution is determined on December 31 of each year beginning in Fiscal 2006, and the annual distribution or deferral of such funding is at the discretion of the Company’s management. The preferred interests are convertible into common interests at the option of the preferred interest holders at any time. Each one percent of preferred interests is convertible into one-fourth of one percent of all common interests issued and outstanding at the time of conversion.

A reconciliation of basic earnings (loss) per unit to diluted earnings (loss) per unit is below:

	Successor	Predecessor
	January 23, 2006	February 1, 2005	Year ended	Year ended
(In thousands, except unit and per unit amounts)	to January 31, 2006	to January 22, 2006	January 31, 2005	January 31, 2004

Numerator:
Net earnings (loss):
From continuing operations	$(162)	$15,318	$6,321	$(27,778)
From discontinued operations	—	(2,224)	(559)	(6,985)
From disposal of discontinued operations	—	(1,813)	—	—

Net earnings (loss)	$(162)	$11,281	$5,762	$(34,263)
Denominator:
Denominator for basic earnings per unit:
Common units outstanding	5,000	5,000	5,000	5,000
Effect of dilutive securities:
Preferred units, if converted	—	1,667	1,667	—

Denominator for diluted earnings per unit	5,000	6,667	6,667	5,000
Basic earnings (loss) per share:
From continuing operations	$(32)	$3,064	$1,264	$(5,456)
From discontinued operations	—	(446)	(112)	(1,397)
From disposal of discontinued operations	—	(362)	—	—

Net earnings (loss) per share	$(32)	$2,256	$1,152	$(6,853)
Diluted earnings (loss) per share:
From continuing operations	$(32)	$2,298	$948	$(5,456)
From discontinued operations	—	(334)	(84)	(1,397)
From disposal of discontinued operations	—	(272)	—	—

Net earnings (loss) per share	$(32)	$1,692	$864	$(6,853)

Long-Term Debt: In connection with the Acquisition, the Company entered into a $250 million secured credit facility which expires in January, 2011. The facility is secured by substantially all of the assets of the Company and provides for term loan and revolving borrowings at LIBOR, plus a margin ranging from 137.5 to 375 basis points based upon the Company’s leverage ratios as specified in the credit agreement. The facility also includes a commitment fee of 37.5 basis points for unused portions of the revolving credit facility based on average daily balances. As of January 31, 2006, borrowings under this facility consisted of the following:

			January 31, 2006
	Facility	January 31, 2006	average
	availability	balance	borrowing rate

Term loans	$66,000	$56,000	8.3%
Revolving credit facility	184,000	135,277	7.5%

Total	$250,000	191,277

Less: current portion		(9,771)

Long-Term Debt, net of current portion		$181,506

No interest payments were made during Fiscal 2005 under this facility. The revolving credit facility includes a $10 million sub-facility which may be used for letters of credit. As of January 31, 2006, there were no letters of credit outstanding under this facility. The Company incurred $3.2 million of legal and financing charges associated with establishing this credit facility. These costs were capitalized in Intangibles and Other Assets and will be amortized over the term of the credit facility.

The credit agreement contains financial and operating covenants with which the Company must comply during the term of the agreement. These covenants include the maintenance of certain financial ratios, restrictions related to the incurrence of certain indebtedness and investments, and prohibition of the creation of certain liens. The Company was in compliance with all covenants as of January 31, 2006.

Scheduled maturities under the credit agreement are as follows:

2006	$9,771
2007	10,659
2008	9,771
2009	3,520
2010	2,132
Thereafter	155,424

Total	$191,277

Bank notes payable: Bank notes payable consists of the following:

		Predecessor
(In thousands)	January 31, 2006	January 31, 2005

Notes payable, denominated in foreign currency	$462	$1,142
Notes payable, short term inventory (“floor plan”) financing	2,786	529

Notes payable	$3,248	$1,671

To facilitate the purchase of new and used inventory for its Freightliner truck dealership, the Predecessor entered into a floor plan financing agreement with a commercial bank during Fiscal 2004. The secured facility allows for borrowings up to $3 million of which $2.8 and $0.5 million were outstanding at January 31, 2006 and January 31, 2005. Advances under this facility bear interest at the prime rate (7.5% as of January 31, 2006).

The Company’s international subsidiaries have foreign currency bank notes payable consisting of renewable, secured loans for the purpose of financing the Company’s South American operations. These loans are denominated in local currency (Colombian Pesos and Venezuelan Bolivars) and are secured by $2.4 million of letters of credit issued by the predecessor company and principally bear market-based variable rates of interest which were approximately 5.6% and 11.5% as of January 31, 2006 and January 31, 2005, respectively. The Company uses foreign-denominated debt to limit the exposure to foreign currency exchange rate fluctuations.

Note 9:	Commitments and Contingencies

Operating Lease Commitments: The Company leases certain facilities and equipment from third parties under operating lease arrangements of varying terms. Under the terms of these operating lease arrangements, the Company is generally obligated to make monthly rental payments to the lessors, and include no further obligations at the end of the lease terms. If the Company elects to cancel or terminate a lease prior to the end of its term, the Company is typically obligated to make all remaining lease payments. In certain cases, however, the Company is allowed to sublet the assets to another party. Total rent expense associated with operating lease agreements was $6.0 million, $4.7 million, and $5.2 million in Fiscal 2005, 2004 and 2003, respectively.

Operating lease obligations as of January 31, 2006, with noncancelable lease terms in excess of one year are as follows (in thousands):

Fiscal 2006	$3,921
Fiscal 2007	3,287
Fiscal 2008	2,168
Fiscal 2009	1,629
Fiscal 2010	1,027
Thereafter	499

Total operating lease obligations	$12,531

Legal Contingencies: Substantially all obligations related to product liability, and personal injury cases related to the business acquired on January 23, 2006 were retained by the Predecessor. The Company is responsible for any losses incurred after the Acquisition. The Company maintains certain insurance policies that provide coverage for product liability and personal injury cases. The Company has established reserves that it believes to be adequate based on current evaluations and its experience in these types of claim situations. Nevertheless, an unexpected outcome or adverse development in any such case could have a material adverse impact on the Company’s consolidated results of operations in the period it occurs.

Note 10:  Supplemental Financial Data

Allowance for Doubtful Accounts: Activity in the allowance for doubtful accounts is as follows:

		Predecessor
	Fiscal	Fiscal	Fiscal
(In thousands)	2005	2004	2003

Allowance for doubtful accounts at beginning of year	$1,758	$4,014	$1,756
Accruals to bad debt expense	1,969	1,910	5,623
Writeoffs against allowance for doubtful accounts	(2,100)	(3,166)	(3,365)
Collections of previously reserved items	—	(1,000)	—

Allowance for doubtful accounts at end of year	$1,627	$1,758	$4,014

Property, Plant and Equipment: As a result of the Acquisition, the components of property, plant and equipment were revalued based upon fair market value at date of purchase. The Company is in the process of finalizing valuations of long-lived assets; consequently, the initial allocation of purchase price is subject to change for a period of one year, although management believes it is materially accurate as of January 31, 2006. Components of property, plant and equipment, net, including estimated values for January 31, 2006 are as follows:

	Successor	Predecessor
(In thousands)	January 31, 2006	January 31, 2005

Machinery and equipment	$2,865	$49,482
Buildings and leasehold improvements	14,272	35,652
Rental equipment	20,333	50,962
Computer hardware and software	624	5,701
Accumulated depreciation	(148)	(89,015)

Net depreciable assets	37,946	52,782
Construction in progress	1,778	188
Land	6,134	8,937

Property, plant and equipment, net	$45,858	$61,907

Depreciation expense was $13.0 million, $13.9 million and $15.7 million in Fiscal 2005, 2004 and 2003, respectively.

Rental equipment includes forklift equipment, generator sets and other equipment that is leased to customers under operating lease arrangements with terms ranging from one month up to three years. Rental equipment is depreciated over its estimated useful life, and is occasionally transferred into finished goods inventory for resale to customers.

Note 11:	Vulnerability Due to Certain Concentrations

The Company’s principal distribution agreements, which account for a significant portion of total purchases, are generally non-exclusive agreements and are subject to early termination by the suppliers for a variety of causes. No assurance can be given that such distribution agreements will be renewed beyond their expiration dates. Any interruption in the supply of materials from the original manufacturers, or a termination of a distributor agreement, could have a material adverse effect on the results of operations.

The Company markets its products and services throughout the world and is not dependent upon any single geographic region outside the United States. Substantially all of the Company’s long-lived assets are located in the United States. The Company’s sales to countries outside the United States, including sales to U.S. customers for export, totaled $103.4 million, $80.6 million and $93.2 million in Fiscal 2005, 2004 and 2003, respectively.

Note 12:	Supplemental Guarantor Information

In conjunction with the Acquisition, Stewart & Stevenson LLC entered into a $250 million credit facility, which expires in 2011 (see Note 8). This credit facility is fully guaranteed by Stewart & Stevenson LLC and all wholly-owned subsidiaries, excluding one domestic subsidiary and two subsidiaries in South America.

The following condensed consolidated financial statements present separately the financial position, results of operations and cash flows of the parent guarantor (Guarantor Entities), and all non-guarantor subsidiaries of the Company on a combined basis.

Condensed Consolidating Balance Sheet

	January 31, 2006
	Successor
	Guarantor	Non-guarantor	Discontinued
	entities	entities	businesses	Total

Current assets	$312,358	$15,784	$—	$328,142
Property, plant and equipment	44,655	1,203	—	45,858
Other assets	15,441	—	—	15,441

Total assets	$372,454	$16,987	$—	$389,441

Current liabilities	$130,786	$7,226	$—	$138,012
Intercompany payables (receivables)	(9,605)	9,605	—	—
Long-term liabilities	181,507	108	—	181,615
Preferred stock	65,128	—	—	65,128
Shareholders’ equity	4,638	48	—	4,686

Total liabilities and shareholders’ equity	$372,454	$16,987	$—	$389,441

	January 31, 2005
	Predecessor
			Discontinued
	Guarantor	Non-guarantor	predecessor
	entities	entities	businesses	Total

Current assets	$193,439	$10,721	$25,467	$229,627
Property, plant and equipment	60,592	1,315	—	61,907
Other assets	5,079	361	—	5,440

Total assets	$259,110	$12,397	$25,467	$296,974

Current liabilities	$54,390	$2,832	$2,296	$59,518
Intercompany payables (receivables)	(5,325)	5,325	—	—
Long-term liabilities	(1)	183	—	182
Shareholders’ equity	233,217	4,057	—	237,274

Total liabilities and shareholders’ equity	$282,281	$12,397	$2,296	$296,974

Condensed Consolidated Results of Operations

	Year ended January 31, 2006
	Predecessor and successor
	Guarantor	Non-guarantor	Consolidated
	entities	entities	totals

Sales	$661,292	$29,381	$690,673
Cost of sales	564,635	20,755	585,390

Gross profit	96,657	8,626	105,283
Selling and administrative expenses	73,140	8,720	81,860
Other income, net	(2,105)	(322)	(2,427)

Operating profit (loss)	25,622	228	25,850
Interest expense, net	240	199	439

Earnings from continuing operations before income taxes	25,382	29	25,411
Income tax provision	10,245	10	10,255

Net earnings from continuing operations	$15,137	$19	$15,156

	Year ended January 31, 2005
	Predecessor
	Guarantor	Non-guarantor	Consolidated
	entities	entities	totals

Sales	$530,373	$18,103	$548,476
Cost of sales	447,748	12,073	459,821

Gross profit	82,625	6,030	88,655
Selling and administrative expenses	78,574	5,812	84,386
Other income, net	(2,504)	(245)	(2,749)

Operating profit (loss)	6,555	463	7,018
Interest (income) expense, net	(26)	181	155

Earnings from continuing operations before income taxes	6,581	282	6,863
Income tax provision	440	102	542

Net earnings from continuing operations	$6,141	$180	$6,321

	Year ended January 31, 2004
	Predecessor
	Guarantor	Non-guarantor	Consolidated
	entities	entities	totals

Sales	$483,896	$14,222	$498,118
Cost of sales	437,080	9,069	446,149

Gross profit	46,816	5,153	51,969
Selling and administrative expenses	94,269	4,757	99,026
Other (income) expense, net	(481)	277	(204)

Operating profit (loss)	(46,972)	119	(46,853)
Interest (income) expense, net	(21)	362	341

Loss from continuing operations before income taxes	(46,951)	(243)	(47,194)
Income tax benefit	(19,813)	(103)	(19,916)

Net loss from continuing operations	$(27,138)	$(140)	$(27,278)

Condensed Consolidated Cash Flows

	Year ended January 31, 2006
	Predecessor and successor
	Guarantor	Non-guarantor	Discontinued	Consolidated
	entities	entities	businesses	totals

Net cash provided by (used for):
Operating activities	$(23,085)	$(1,999)	$9,355	$(15,729)
Investing activities	(279,915)	(209)	—	(280,124)
Financing activities	302,598	1,865	(9,355)	295,108

Net increase (decrease) in cash	(402)	(343)	—	(745)
Cash at the beginning of the period	140	1,698	—	1,838

Cash at the end of the period	$(262)	$1,355	$—	$1,093

	Year ended January 31, 2005
	Predecessor
	Guarantor	Non-guarantor	Discontinued	Consolidated
	entities	entities	businesses	totals

Net cash provided by (used for):
Operating activities	$33,162	$(407)	$17,241	$49,996
Investing activities	2,084	(851)	—	1,233
Financing activities	(35,250)	1,430	(17,241)	(51,061)

Net increase (decrease) in cash	(4)	172	—	168
Cash at the beginning of the period	144	1,526	—	1,670

Cash at the end of the period	$140	$1,698	$—	$1,838

	Year ended January 31, 2004
	Predecessor
	Guarantor	Non-guarantor	Discontinued	Consolidated
	entities	entities	businesses	totals

Net cash provided by (used for):
Operating activities	$(9,947)	$(104)	$(4,934)	$(14,985)
Investing activities	(14,924)	(321)	—	$(15,245)
Financing activities	21,871	567	4,934	27,372

Net increase (decrease) in cash	(3,000)	142	—	(2,858)
Cash at the beginning of the period	3,144	1,384	—	4,528

Cash at the end of the period	$144	$1,526	$—	$1,670

Note 13:	Segment Data

The Company’s reportable operating segments are based on the types of products and services offered and are aligned with the internal management structure. Inter-segment and intra-segment revenues and costs are eliminated, and the operating profit (loss) represents the earnings (loss) before interest and income taxes.

The Company’s reportable segments include:

Equipment—This segment designs, manufactures and markets equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems, serving the old and gas industry. This segment also sells engines, transmissions and material handling equipment for well servicing, workover, drilling, pumping and other applications for a wide range of other industries

Aftermarket Parts and Service—This segment provides aftermarket parts and service for products we manufacture and products manufactured by others, primarily to customers in the oil and gas industry, as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries.

Rental — This segment provides equipment on a short-term rental basis, including generators, material handling equipment and air compressors, to a wide range of end-markets.

Corporate — The Company’s corporate segment includes administrative overhead normally not associated with the specific activities within the operating segments. Such expenses include legal, finance and accounting, internal audit, human resources, information technology and other similar corporate office costs.

Certain general and administrative costs which are incurred to support all operating segments are allocated to the segment operating results presented. Identifiable assets, capital expenditures, and depreciation and amortization that cannot be clearly attributable to any individual operating segment is included in Corporate. Financial information relating to the segments are as follows:

		Operating	Identifiable	Capital	Depreciation &
	Sales	profit (loss)	assets	expenditures	amortization

FY2005
Equipment	$359,558	$10,365	$181,139	$277	$1,012
Aftermarket Parts & Service	304,085	28,305	20,998	634	2,341
Rental	27,030	8,257	49,722	8,826	5,841
Corporate	—	(21,077)	137,582	5,510	4,089

Total	$690,673	$25,850	$389,441	$15,247	$13,283

FY2004
Equipment	$246,713	$2,486	$70,323	$2,706	$2,892
Aftermarket Parts & Service	281,429	21,893	50,563	—	—
Rental	20,334	3,531	27,083	6,011	7,354
Corporate		(20,892)	149,005	4,805	6,113

Total	$548,476	$7,018	$296,974	$13,522	$16,359

FY2003
Equipment	$209,646	$(28,426)	$65,216	$6,039	$3,251
Aftermarket Parts & Service	267,677	(2,086)	42,515	—	—
Rental	20,795	2,545	25,632	10,726	8,386
Corporate	—	(18,886)	199,283	386	6,450

Total	$498,118	$(46,853)	$332,646	$17,151	$18,087

Note 14:  Subsequent Events

On November 10, 2006, and on October 12, 2006, respectively, the Company’s principal shareholder sold an amount of common units equal to 3.25% of outstanding equity to the Company’s vice chairman and chief executive officer and 1.0% of outstanding equity to the Company’s president and chief operating officer. The common equity acquired is subject to repurchase rights by the principal shareholder which expire at annual vesting dates over six and three years, respectively, beginning on January 23, 2007. The repurchase rights shall terminate automatically upon the death or incapacity of the executives or upon a change in control. These awards are subject to the guidance set forth in Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, and will result in compensation expense to the Company in the third and fourth quarters of 2006 and as the executives vest in the award. The Company’s policy is to record compensation expense for share-based awards on a straight-line basis over the vesting period.

During the fourth quarter of Fiscal 2006, all outstanding units of preferred stock were converted into 1,667 units of common stock. Accrued dividends of $4.1 million were declared and paid to the former preferred unit holders.

The financial statements give retroactive effect to a conversion of the Company’s common units into shares of common equity on a 1 to      basis that was effective on January   , 2007.

Note 15:  Consolidated Quarterly Data (Unaudited)

	Fiscal 2006
	First	Second	Third
(In thousands, except per unit data)	Quarter	Quarter	Quarter

Sales	$229,130	$224,310	$240,639
Gross profit	40,605	41,526	42,059

Net earnings from continuing operations	11,748	8,733	9,431
Loss from discontinued operations, net	—	—	—

Net earnings	$11,748	$8,733	$9,431

Net earnings per unit:
Basic	$2,350	$1,747	$1,886
Diluted	$1,762	$1,310	$1,415

	Fiscal 2005
	First	Second	Third	Fourth	Total
(In thousands, except per unit data)	Quarter	Quarter	Quarter	Quarter	Year

Sales	$147,008	$164,804	$188,641	$190,220	$690,673
Gross profit	23,733	26,323	30,620	27,247	107,923

Net earnings from continuing operations	1,703	4,637	4,952	3,864	15,156
Loss from discontinued operations, net	(247)	(2,311)	(1,252)	(227)	(4,037)

Net earnings	$1,456	$2,326	$3,700	$3,637	$11,119

Net earnings (loss) per unit:
Basic
Continuing operations	$341	$927	$990	$773	$3,031
Discontinued operations	(50)	(462)	(250)	(46)	(807)

Net earnings (loss) per unit	$291	$465	$740	$727	$2,224

Diluted
Continuing operations	$255	$696	$743	$580	$2,273
Discontinued operations	(37)	(347)	(188)	(34)	(605)

Net earnings (loss) per unit	$218	$349	$555	$546	$1,668

Stewart & Stevenson LLC and Subsidiaries
Consolidated Condensed Balance Sheets

	November 4,	January 31,
(In thousands, except unit data)	2006 (unaudited)	2006

Assets
Current assets:
Cash and cash equivalents	$12,567	$1,093
Restricted cash	3,000	—
Accounts receivable, net	90,313	94,871
Recoverable costs and accrued profits in excess of billings	39,377	54,291
Inventories	202,838	170,080
Other current assets	3,841	1,317
Current intangible assets	1,388	6,490

Total current assets	353,324	328,142
Property, plant and equipment, net	59,373	45,858
Intangible assets, net	11,945	12,105
Deferred financing costs and other assets	7,890	3,336

Total Assets	$432,532	$389,441
Liabilities and shareholders’ equity
Current liabilities:
Notes payable	$4,144	$3,248
Current portion of long-term debt	—	9,771
Accounts payable	69,678	69,309
Accrued payrolls and incentives	9,751	6,784
Billings in excess of incurred costs	8,067	3,314
Customer deposits	37,470	37,390
Other current liabilities	24,805	8,196

Total current liabilities	153,915	138,012
Long-term debt, net of current portion	188,532	181,506
Other long-term liabilities	187	109

Total liabilities	342,634	319,627

Shareholders’ Equity:
Preferred units, 65,000 units issued and outstanding	69,089	65,128
Common units, 5,000 units issued and outstanding	6,842	5,000
Accumulated other comprehensive loss	(94)	(24)
Retained earnings	14,061	(290)

Total shareholders’ equity	89,898	69,814

Total liabilities & shareholders’ equity	$432,532	$389,441

Stewart & Stevenson LLC and Subsidiaries
Consolidated Condensed Statements of Operations

	Successor	Predecessor	Successor	Predecessor
	Three months	Three months	Nine months	Nine months
(In thousands, except units	ended	ended	ended	ended
outstanding and	November 4, 2006	October 29, 2005	November 4, 2006	October 29, 2005
per unit data)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$240,639	$188,641	$694,079	$500,453
Cost of sales	198,580	158,021	569,889	419,777

Gross profit	42,059	30,620	124,190	80,676
Selling and administrative expenses	27,772	22,750	81,064	64,069
Other income, net	(194)	(419)	(1,668)	(2,315)

Operating profit	14,481	8,289	44,794	18,922
Interest expense, net	5,019	22	14,807	71

Earnings from continuing operations before income taxes	9,462	8,267	29,987	18,851
Income tax expense	31	3,315	75	7,559

Net earnings from continuing operations	9,431	4,952	29,912	11,292
Loss from discontinued operations, net of tax benefit of $838 and $2,551	—	(1,252)	—	(3,810)

Net earnings	9,431	3,700	29,912	7,482
Preferred dividends	(1,311)	—	(3,961)	—

Net earnings available for common unit holders	$8,120	$3,700	$25,951	$7,482

Units outstanding:
Basic	5,000	5,000	5,000	5,000
Diluted	6,667	6,667	6,667	6,667
Earnings (loss) per unit:
Basic:
Continuing operations	$1,886	$990	$5,982	$2,258
Discontinued operations	—	(250)	—	(762)

Net earnings (loss) per unit	$1,886	$740	$5,982	$1,496
Diluted:
Continuing operations	$1,414	$742	$4,487	$1,789
Discontinued operations	—	(187)	—	(667)

Net earnings (loss) per units	$1,414	$555	$4,487	$1,122

Stewart & Stevenson LLC and Subsidiaries
Consolidated Condensed Statements of Cash Flows

	Successor	Predecessor
	Nine months ended	Nine months ended
(In thousands)	November 4,	October 29,
	2006 (unaudited)	2005 (unaudited)

Operating activities
Net earnings	$29,912	$7,482
Adjustments to reconcile net earnings to net cash provided by operating activities:
Net loss from discontinued operations	—	3,810
Amortization of deferred financing costs	2,100	—
Equity compensation expense	1,842	—
Depreciation and amortization	13,140	10,989
Change in operating assets and liabilities:
Accounts receivable, net	4,558	(10,452)
Recoverable costs and accrued profits in excess of billings	14,914	(24,157)
Inventories	(32,758)	(38,855)
Other assets	(4,210)	137
Accounts payable	11,273	9,416
Accrued payrolls and incentives	2,967	286
Billings in excess of incurred costs	4,753	2,710
Customer deposits	80	11,225
Other current liabilities	16,609	1,006
Other, net	8	42

Net cash provided by (used in) operating activities — continuing operations	65,188	(26,361)
Net cash provided by operating activities — discontinued operations	—	20,516

Net cash provided by (used in) operating activities	65,188	(5,845)

Investing activities
Capital expenditures	(6,381)	(6,902)
Additions to rental equipment	(15,476)	(6,421)
Increase in restricted cash	(3,000)	—
Acquisition of business	(8,285)	—
Disposals of property, plant and equipment, net	1,611	1,317

Net cash used in investing activities	(31,531)	(12,006)

Financing activities
Changes in short-term notes payable	896	776
Deferred financing costs	(5,170)	—
Issuance of senior notes	150,000	—
Payments on long-term loans	(56,000)	—
Changes in long-term revolving loans, net	(100,309)	—
Distributions to shareholders	(11,600)	—
Net transfers from parent	—	17,775

Net cash provided by (used in) financing activities	(22,183)	18,551

Increase (decrease) in cash and cash equivalents	11,474	700
Cash and cash equivalents, beginning of fiscal year	1,093	1,838

Cash and cash equivalents, end of quarter	$12,567	$2,538

Cash paid for Interest	$8,013	$119

Stewart & Stevenson LLC and Subsidiaries

Notes to Consolidated Condensed
Financial Statements
(unaudited)

Note 1:	Company Overview

Stewart & Stevenson LLC and subsidiaries (the “Company” or “Successor”) is a leading designer, manufacturer and marketer of equipment and services primarily to the oilfield service industry headquartered in Houston, Texas. The Company began operations on January 23, 2006 through the acquisition of substantially all of the operating assets of the oilfield products and related businesses of Stewart & Stevenson Services, Inc. (“Predecessor”) under two asset purchase agreements (the “Acquisition”). The aggregate purchase price for the transaction was approximately $285.6 million, including cash of $277.3 million, and $8.3 million paid during Fiscal 2006, consisting of $1.9 million of third party legal costs (including $0.9 million which was reimbursed to the principle shareholder) and $6.4 million to the seller based on the final net asset value conveyed at closing.

The consolidated condensed statements of operations and cash flows for the three months and nine months ended October 29, 2005 reflect carved-out presentations of the acquired operations from the Predecessor’s financial statements, presented on a stand-alone basis. The presentation of the carved-out Predecessor financial statements requires certain assumptions in order to reflect the business as a stand-alone entity, which management believes are reasonable.

Note 2:	Summary of Significant Accounting Policies

The accompanying unaudited consolidated condensed financial statements of the Company have been prepared in accordance with Rule 10-01 of Regulation S-X for interim financial statements and do not include all information and footnotes required by generally accepted accounting principles for complete financial statements. However, the information furnished herein reflects all normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for the interim periods. The results of operations for the three months and nine months ended November 4, 2006 are not necessarily indicative of the results that will be realized for the fiscal year ending January 31, 2007.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

The Company’s fiscal year begins on February 1 of the year stated and ends on January 31 of the following year. For example, the Company’s “Fiscal 2006” commenced on February 1, 2006 and ends on January 31, 2007. The Company reports results on the fiscal quarter method with each quarter comprising approximately 13 weeks. The third quarter of Fiscal 2006 commenced on August 6, 2006 and ended on November 4, 2006.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These consolidated condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended January 31, 2006.

Note 3:	Comprehensive Income

Total comprehensive income is as follows (in thousands):

	Successor	Predecessor	Successor	Predecessor
	Three months ended		Nine months ended
	November 4,	October 29,	November 4,	October 29,
	2006	2005	2006	2005

Net earnings	$9,431	$3,700	$29,912	$7,482
Currency translation gain (loss), net of tax	233	51	(70)	46

Comprehensive income	$9,664	$3,751	$29,842	$7,528

Note 4:	Segment Data

The Company’s reportable operating segments are based on the types of products and services offered and are aligned with the Company’s internal management structure. Inter-segment and intra-segment revenues and costs are eliminated, and the operating profit (loss) represents the earnings (loss) before interest and income taxes.

The Company’s reportable segments include:

Equipment — This segment designs, manufactures and markets equipment for well stimulation, coiled tubing, cementing, nitrogen pumping, power generation and electrical systems, serving the old and gas industry. This segment also sells engines, transmissions and material handling equipment for well servicing, workover, drilling, pumping and other applications for a wide range of other industries. In Fiscal 2006, the operating profit in this segment includes amortization of $1.6 million and $5.1 million in the three months and nine months ended November 4, 2006, respectively, associated with acquired order backlog at the time of Acquisition. The acquired order backlog was valued at $6.5 million at January 23, 2006 and is expected to be fully amortized in Fiscal 2006.

Aftermarket Parts and Service — This segment provides aftermarket parts and service for products manufactured by the Company, and others, to customers in the oil and gas industry as well as customers in the power generation, marine, mining, construction, commercial vehicle and material handling industries.

Rental — This segment provides equipment on a short-term rental basis, including generators, material handling equipment and air compressors, to a wide range of end-markets.

Corporate — The Corporate segment includes administrative overhead normally not associated with the specific activities within the operating segments. Such expenses include legal, finance and accounting, internal audit, human resources, information technology and other similar corporate office costs.

Certain general and administrative costs which are incurred to support all operating segments are allocated to the segment operating results presented. Operating results by segment are as follows:

	Successor	Predecessor	Successor	Predecessor
	Three months ended		Nine months ended
	November 4,	October 29,	November 4,	October 29,
Sales	2006	2005	2006	2005

Equipment	$150,099	$101,135	$418,835	$252,740
Aftermarket Parts and Service	83,592	77,617	255,449	228,056
Rental	6,948	9,889	19,795	19,657

Total Sales	$240,639	$188,641	$694,079	$500,453

Operating profit (loss)
Equipment	$9,664	$3,914	$26,711	$7,913
Aftermarket Parts and Service	9,356	5,498	29,249	18,968
Rental	2,927	3,905	7,380	6,244
Corporate	(7,466)	(5,028)	(18,546)	(14,203)

Total Operating Profit	14,481	8,289	44,794	18,922
Interest expense, net	5,019	22	14,807	71

Earnings before income taxes	$9,462	$8,267	$29,987	$18,851

Operating profit (loss) percentage
Equipment	6.4%	3.9%	6.4%	3.1%
Aftermarket Parts and Service	11.2	7.1	11.5	8.3
Rental	42.1	39.5	37.3	31.8

Consolidated	6.0%	4.4%	6.5%	3.8%

Note 5:	Long-Term Debt

In connection with the Acquisition, the Company entered into a $250.0 million senior secured credit facility which expires in January, 2011, including terms loans of $66.0 million and a revolving credit facility of $184.0 million. During the second quarter of Fiscal 2006, the Company issued $150.0 million of senior unsecured notes, bearing interest at 10% per annum and maturing in July, 2014. The net proceeds from the issuance of the notes were applied to pay off the outstanding term loans and reduce the borrowings under the revolving credit facility. In conjunction with this refinancing, the senior secured credit facility was amended, reducing the credit facility to $125.0 million.

In connection with the senior notes issued in July, 2006, the Company entered into a registration rights agreement which requires the Company to make reasonable best efforts to file a registration statement with the Securities and Exchange Commission. If the registration is not completed within 270 days of the senior notes issuance, the senior notes become subject to an escalating interest rate, increasing by 25.0 basis points each 90 days, up to a maximum rate of 11.0% per annum. The escalated interest rate would remain in effect until the registration of the notes is completed.

The amended $125.0 million senior secured credit facility is secured by substantially all accounts receivable, inventory, and rental equipment assets and provided for borrowings at LIBOR, plus a margin ranging from 137.5 to 250 basis points per annum, based on the Company’s leverage ratios as specified in the credit agreement. As of November 4, 2006, the effective borrowing rate under this facility was LIBOR plus 150 basis points or 7.0%. A commitment fee of 37.5 basis points is paid on all unused portions of the credit facility. The revolving credit facility also has a $20.0 million sub-facility which may be used for letters of credit. As of November 4, 2006, there were $5.8 million of letters of credit outstanding.

The credit agreements contain financial and operating covenants with which the company must comply during the terms of the agreements. These covenants include the maintenance of certain financial ratios, restrictions related to the incurrence of certain indebtedness and investments, and prohibition of the creation of certain liens. The Company is in compliance with all covenants as of November 4, 2006.

The Company incurred $3.3 million of capitalized legal and financing charges associated with establishing the original $250.0 million senior credit facility, which are to be amortized over the five year term of the facility. As a result of the amendment reducing the facility to $125.0 million, the Company recorded a $1.5 million non-cash charge during the second quarter of Fiscal 2006 in interest expense. The Company also incurred $5.1 million of capitalized legal and financing charges associated with the issuance of the $150.0 senior unsecured notes during the second quarter of Fiscal 2006, of which $0.8 million were paid during the third quarter. These costs are to be amortized over the eight year term of the notes. As of November 4, 2006, $6.2 million of unamortized costs are included in the balance sheet.

Long-term debt is as follows:

	November 4,	January 31,
	2006	2006

Term loans	$—	$56,000
Revolving credit facility	38,532	135,277
Unsecured senior notes	150,000	—

Total	188,532	191,277
Less: Current Portion	—	(9,771)

Long-Term Debt, net of current portion	$188,532	$181,506

Bank notes payable:  To facilitate the purchase of new and used inventory for its Freightliner truck dealership, the Company maintains a floor plan financing agreement with a commercial bank. The secured facility allows for borrowings up to $3.0 million of which $2.6 and $2.8 million were outstanding at November 4, 2006 and January 31, 2006, respectively. The Company established a restricted cash balance of $3.0 million during the first quarter of Fiscal 2006 to serve as collateral for this facility.

Note 6:	Guarantees and Contingencies

Warranties:  The Company generally provides product and service warranties for periods of six months to 12 months. Based on historical experience and contract terms, the Company provides for the estimated cost of product and service warranties at the time of sale or, in some cases, when specific warranty problems are identified. Accrued warranty costs are adjusted periodically to reflect actual experience. Certain warranty and other related claims involve matters of dispute that ultimately may be resolved by negotiation, arbitration or litigation. Occasionally, a material warranty issue can arise that is beyond the Company’s historical experience. The Company provides for any such warranty issues as they become known and estimable.

A summary of warranty activity associated with continuing operations for three and nine months ended November 4, 2006 and October 29, 2005 follows (in thousands)

	Successor	Predecessor	Successor	Predecessor
	Three months ended		Nine months ended
	November 4,	October 29,	November 4,	October 29,
(In thousands)	2006	2005	2006	2005

Accrued warranty costs at beginning of period	$2,627	$2,198	$2,409	$2,069
Warranty accrual for current period sales	1,125	1,047	2,525	2,455
Payments for warranty obligations	(869)	(715)	(2,051)	(1,994)

Accrued warranty costs at end of period	$2,883	$2,530	$2,883	$2,530

The Company is also a defendant in a number of lawsuits relating to matters normally incident to the Company’s business. No individual case, or group of cases presenting substantially similar issues of law or fact, is expected to have a material effect on the manner in which the Company conducts its business or on its consolidated results of operations, financial position or liquidity. The Company maintains certain insurance policies that provide coverage for product liability and personal injury cases. The Company has established reserves that it believes to be adequate based on current evaluations and its experience in these types of claim situations. Nevertheless, an unexpected outcome or adverse development in any such case could have a material adverse impact on the Company’s consolidated results of operations in the period it occurs.

Note 7:	Significant Balance Sheet Accounts

Allowance for Doubtful Accounts:  Activity in the allowance for doubtful accounts is as follows:

	Successor	Predecessor	Successor	Predecessor
	Three months ended		Nine months ended
	November 4,	October 29,	November 4,	October 29,
(In thousands)	2006	2005	2006	2005

Allowance for doubtful accounts at beginning of period	$1,794	$1,807	$1,627	$1,758
Accruals to bad debt expense	404	572	1,754	1,795
Writeoffs against allowance for doubtful accounts	(255)	(354)	(1,438)	(1,528)

Allowance for doubtful accounts at end of period	$1,943	$2,025	$1,943	$2,025

Inventories:  Summarized below are the components of inventories:

	November 4,	January 31,
(In thousands)	2006	2006

Inventory purchased under distributor agreements	$129,194	$105,237
Raw materials and spare parts	34,520	20,150
Work in process	38,528	42,573
Finished goods	596	2,120

Total Inventories	$202,838	$170,080

Raw materials and spare parts include OEM equipment and components used in the equipment segment. The inventory balances above are stated net of inventory valuation allowances totaling $8.9 million and $10.0 million as of November 4, 2006 and January 31, 2006, respectively.

Property, Plant and Equipment:  As a result of the Acquisition, the components of property, plant and equipment were revalued based upon fair market value at date of purchase. Additions to property, plant and equipment during Fiscal 2006 include $2.4 million in reimbursements to the principle shareholder for certain corporate office improvements and the original cost of a fractional interest in a jet aircraft. Components of property, plant and equipment, net, are as follows:

(In thousands)	November 4, 2006	January 31, 2006

Machinery and equipment	$7,150	$2,865
Buildings and leasehold improvements	15,171	14,272
Rental equipment	32,424	20,333
Computer hardware and software	1,967	624
Accumulated depreciation	(7,281)	(148)

Net depreciable assets	49,431	37,946
Construction in progress	3,759	1,778
Land	6,183	6,134

Property, plant and equipment, net	$59,373	$45,858

Intangible Assets:  Amounts allocated to intangible assets acquired on January 23, 2006 are amortized on a straight-line basis over their estimated useful lives. The Company is in the process of finalizing the valuations of certain long-lived and intangible assets; consequently, the initial allocation of the purchase price is preliminary and subject to change for a period of one year following the acquisition, although management believes it is materially accurate as of November 4, 2006 and January 31, 2006. Estimated intangible asset values, net of recognized amortization expense include the following:

	Estimated	November 4,	January 31,
(In thousands)	useful Life	2006	2006

Unfilled order backlog	1 Yr.	$6,490	$6,490
Accumulated amortization		(5,102)	—

Current intangible assets		$1,388	$6,490

Tradenames and trademarks	—	$5,420	$5,321
Engineering drawings	10 Yrs.	2,636	2,589
Distribution contracts	27 Yrs.	3,384	3,323
Customer relationships	6 Yrs.	679	667
Patents	4 Yrs.	209	205
Accumulated amortization		(383)	—

Non-current intangible assets		$11,945	$12,105

Note 8:	Equity

Stewart & Stevenson LLC is a limited liability company, therefore, U.S. federal and state income taxes are paid by the holders of our equity interests. During the first nine months of Fiscal 2006, the Company distributed $11.6 million to the holders of common equity interests, for income tax obligations.

During the third quarter of Fiscal 2006, the Company’s principal shareholder sold an amount of common units equal to 1.0% of outstanding equity to the Company’s president and chief operating officer. The common equity acquired is subject to repurchase rights by the principal shareholder which expire at annual vesting dates over three years, beginning on January 23, 2006. The repurchase rights shall terminate automatically upon the death or incapacity of the executives or upon a change in control. In accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” the Company recorded a non-cash charge of $1.8 million to compensation expense during the third quarter of Fiscal 2006, reflecting the difference between estimated fair market value of the common units sold and their sale price. Further, the Company will record additional non-cash charges in future periods until the vesting period is completed in Fiscal 2008. The Company is in the process of finalizing the fair market valuation of equity sold, however, based upon current information management believes that the compensation expense recorded in the third quarter of Fiscal 2006 is materially accurate.

During the fourth quarter of Fiscal 2006, the Company’s principal shareholder sold an amount equal to 3.25% of outstanding equity to the Company’s vice chairman and chief executive officer, subject to repurchase rights by the principal shareholder which expire at annual vesting dates over six years, beginning on January 23, 2006. In January, 2007, the Vice Chairman and Chief Executive Officer resigned and all equity was repurchased by the principal shareholder, including the vested portion which was repurchased at fair market value. In accordance with SFAS No. 123R, the Company will record a non-cash charge of $1.4 million in the fourth quarter of Fiscal 2006, reflecting the difference between the units’ selling price and the repurchase price.

Note 9:	Predecessor Discontinued Operations

During Fiscal 2003, the Predecessor initiated a plan to improve profitability of all operating business units to acceptable levels. The execution of this plan continued into Fiscal 2005 and included the shut down or sale of 15 operating locations. All of the business assets, liabilities operations of these locations were excluded from the Acquisition. Fiscal 2005 sales and operating loss generated by these exited businesses were as follows (in thousands):

	Predecessor—Period Ended
	October 29, 2005
	Three months ended	Nine months ended

Sales	$3,760	$30,621
Operating loss	(2,090)	(6,361)
Operating loss, net of taxes	(1,252)	(3,810)

Note 10:	Subsequent Events

During the fourth quarter of Fiscal 2006, all outstanding units of preferred equity were converted into 1,667 units of common equity and accrued dividends of $4.1 million were declared and paid to the former preferred unit holders.

           Shares

Common Stock

PROSPECTUS

JPMorgan
Merrill Lynch & Co.
UBS Investment Bank
Wachovia Securities

          , 2007

Until          , 2007 (25 days after the commencement of this offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter with respect to unsold allotments or subscriptions.

Part II

Information Not Required in Prospectus

Item 13. Other Expenses of Issuance and Distribution.

The following table shows the costs and expenses, other than underwriting discounts and commissions, to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and the New York Stock Exchange listing fee.

SEC registration fee		$32,100
NASD filing fee		$30,500
New York Stock Exchange listing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent’s fees		*
Blue sky fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. The registrant’s certificate of incorporation and the registrant’s bylaws will provide that the registrant shall indemnify its directors and officers, and may indemnify its employees and agents, to the full extent permitted by the Delaware General Corporation Law, including circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, the registrant will enter into separate indemnification agreements under Delaware law with its directors and executive officers which will require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities determined to arise from acts or omissions not in good faith or not reasonably believed to be in the best interests of the registrant).

These indemnification provisions and the indemnification agreements to be entered into between the registrant and its executive officers and directors may be sufficiently broad to permit indemnification of the registrant’s executive officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

The underwriting agreement to be filed as Exhibit 1.1 to this Registration Statement provides for indemnification by the underwriters of the registrant and its executive officers and directors for certain liabilities, including liabilities arising under the Securities Act, or otherwise.

Item 15. Recent Sales of Unregistered Securities.

Stewart & Stevenson LLC was formed for the purpose of consummating the Acquisition. In connection with its formation and the Acquisition, Stewart & Stevenson LLC issued 5,000 common units to Parman Capital Group LLC for cash consideration of $5.0 million, and 65,000 of its preferred units to EC Investments B.V. and BDC Investments B.V. for cash consideration of $65.0 million. Each of these transactions were consummated pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933.

In June 2006, Stewart & Stevenson LLC issued $150,000,000 of its 10% Senior Notes due 2014 to J.P. Morgan Securities Inc. pursuant to an exemption from registration provided by Section 4(2) of the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits

Number.		Description

1	.1*	Form of Underwriting Agreement.
3	.1*	Form of Certificate of Incorporation.
3	.2*	Form of Bylaws.
4	.1*	Form of specimen common stock certificate.
5	.1*	Opinion of Jones Day.
10.1		Indenture dated as of July 6, 2006, among Stewart & Stevenson LLC, Stewart & Stevenson Corp., the Subsidiary Guarantors (as defined therein) and Wells Fargo Bank, National Association.
10.2		Amended and Restated Credit Agreement dated as of July 6, 2006 by and among, Stewart & Stevenson LLC, Stewart & Stevenson Distributor Holdings LLC, Stewart & Stevenson Power Products LLC, Stewart & Stevenson Petroleum Services LLC, Stewart & Stevenson Corp., S & S Agent LLC, the lenders party thereto and JPMorgan Chase Bank, N.A. as Administrative Agent and as Collateral Agent.
10.3		Asset Purchase Agreement, dated as of October 24, 2005, by and among Stewart & Stevenson Services, Inc., IPSC Co. Inc., Stewart & Stevenson Holdings, Inc., Stewart & Stevenson De Las Americas, Inc., Stewart & Stevenson International, Inc., Stewart & Stevenson Power, Inc., S&S Trust and Hushang Ansary.
10.4		Asset Purchase Agreement, dated as of September 27, 2005, by and among Stewart & Stevenson Services, Inc., Stewart & Stevenson Petroleum Services, Inc., Stewart & Stevenson International, Inc., Sierra Detroit Diesel Allison, Inc., S&S Trust and Hushang Ansary.
10	.5*	Form of Registration Rights Agreement by and among Stewart & Stevenson LLC, Parman Capital Group LLC, EC Investments B.V., Frank Carlucci and Nina Ansary.
21.1		Subsidiaries of the Registrant.
23.1		Consent of Ernst & Young LLP.
23	.2*	Consent of Jones Day (included in Exhibit 5.1).
23.3		Consent of Hill Schwartz Spilker Keller LLC.
23.4		Consent of Spears & Associates, Inc.
23.5		Consent of Ward’s Automotive Group.
24.1		Powers of Attorney(1).

(1)	Previously filed with the Form S-1 Registration Statement on November 24, 2006.

*	To be filed by amendment.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Houston, State of Texas, on January 31, 2007.

Stewart & Stevenson LLC

By:	/s/ Hushang Ansary
Name: Hushang Ansary

Title:	Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933 this Amendment No. 1 to the registration statement has been signed by the following persons in the capacities indicated on the 31st day of January, 2007.

Signature	Title

/s/ Hushang Ansary Hushang Ansary	Chairman of the Board of Directors

/s/ Robert L. Hargrave Robert L. Hargrave	Chief Executive Officer and Director (Principal Executive Officer)

* Gary W. Stratulate	President, Chief Operating Officer and Director

* Jeffery W. Merecka	Vice President, Chief Financial Officer and Secretary (Principal Financial Officer)

* Gregg Piontek	Vice President and Chief Accounting Officer (Principal Accounting Officer)

* Nina Ansary	Director

* Frank C. Carlucci	Director and Vice Chairman

* James W. Crystal	Director

* Jack F. Kemp	Director

* John D. Macomber	Director

* Stephen Solarz	Director

* Frank G. Zarb	Director

*By:	/s/ Hushang Ansary
Attorney-in-fact

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